Exhibit 99.4

AN INDEPENDENT TECHNICAL REPORT ON
AGNEW GOLD MINE,
WESTERN AUSTRALIA

Effective Date of the Technical Report

01 July 2004

Prepared for:

GOLD FIELDS LIMITED
and
IAMGOLD CORPORATION

Prepared by:

Steffen, Robertson and Kirsten
(Australasia) (Proprietary) Limited,
Level 9, 1 York Street
Sydney
NSW 2000
Australia.

Qualified Persons - Agnew Gold Mine	Qualified Persons – SRK
Overall Responsibility – Louw Smith	Overall Responsibility – Mike Warren
Estimation of Mineral Resources – Louw Smith, AusIMM	Reported Mineral Resources – Phil Jankowski, AusIMM
Estimation of Mineral Reserves – Louw Smith, AusIMM	Reported Mineral Reserves – Mike Warren, AusIMM

Tel: +61-(0)2-9250 0130

Fax: +61-(0)2-9250 0131

SRK Consulting	Independent Technical Report – Table of Contents

TABLE OF CONTENTS

Section	Description

1	SUMMARY
1.1	Property Location, Overview and Ownership
1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography
1.3	Property History
1.4	Geological Setting, Deposit types and Mineralisation
1.5	Significant Exploration
1.6	Drilling, Sampling, Preparation, Analysis and Verification
1.7	Mineral Resource and Mineral Reserve Statement
1.8	Mineral Processing and Metallurgical Test work and Tailings Deposition
1.9	Mining
1.10	Environmental
1.11	Human Resources
1.12	Health and Safety
1.13	Asset Valuation
1.14	Qualified Persons’ (“QPs”) Conclusions

2	INTRODUCTION
2.1	Independent Technical Report
2.2	Purpose of the ITR
2.3	Sources of Information
2.4	Effective Date

3	RELIANCE ON OTHER EXPERTS
3.1	Technical Reliance
3.2	Legal Reliance
3.3	Accounting and Financial Reliance
3.3.1	Accounting Reliance
3.3.2	Financial Reliance
3.4	Warranties and Limitations
3.5	Disclaimers and Cautionary Statements for US Investors
3.6	Qualifications of Authors

4	PROPERTY DESCRIPTIONS AND LOCATION
4.1	Location
4.2	Overview
4.3	Tenements and Rights
4.3.1	Licences for Mining Tenements
4.3.2	Tenement Status
4.4	Property Related Encumbrances
4.5	Environmental Bonds

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
5.1	Climate
5.2	Landform
5.3	Vegetation
5.4	Access Infrastructure, Primary Services and Locality to Settlements

6	HISTORY
6.1	History of Ownership

7	GEOLOGICAL SETTING, DEPOSIT TYPES AND MINERALISATION
7.1	Regional Geology
7.2	Local Geological Setting
7.2.1	Agnew-Wiluna Geology
7.2.2	Stratigraphy
7.2.3	Structure

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7.2.4	Alteration and Mineralisation
7.3	Deposit Geological Setting
7.3.1	Waroonga Complex
7.3.2	Redeemer Complex
7.3.3	Crusader Complex
7.3.4	Claudius
7.3.5	Songvang
7.3.6	Cams Deposit
7.3.7	The Maria Deposit
7.3.8	Vivien

8	EXPLORATION
8.1	Introduction
8.2	Exploration Summary

9	DRILLING, SAMPLING, PREPARATION, ANALYSIS AND VERIFICATION
9.1	Drilling
9.1.1	Drill sample recovery
9.2	Sampling
9.2.1	Face Sampling
9.2.2	Sludge drilling
9.3	Sampling and assay techniques
9.3.1	Quality management measures
9.3.2	Location of data points
9.3.3	Data density and distribution
9.3.4	Database integrity

10	MINERAL RESOURCE ESTIMATES
10.1	Geological Modelling
10.2	Estimation and modelling techniques
10.3	Tonnage Factors
10.4	Classification
10.5	Model Validation
10.6	Grade Control
10.7	Reconciliation
10.8	Mineral Resource and Mineral Reserve Estimates
10.9	Summary of Mineral Resources and Mineral Reserves

11	MINERAL PROCESSING AND METALLURGICAL TESTWORK
11.1	Current Processing Facilities
11.2	Metallurgical Testwork
11.3	Sampling, Analysis, Gold Accounting and Security
11.4	Plant Performance and Operating Costs
11.4.1	Plant Closure and Clean-up

12	TAILINGS DEPOSITION

13	MINING
13.1	Mineral Reserves
13.2	Competence and Responsibility
13.3	Open-pits
13.3.1	Salient Features
13.3.2	Historical and Planned Performance
13.3.3	Planning
13.3.4	Risks and Opportunities
13.3.5	SRK Comments
13.4	Underground Mining
13.4.1	Waroonga Complex
13.4.2	Crusader Complex
13.4.3	Claudius
13.4.4	Vivien
13.4.5	Historical Performance

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13.4.6	Mineral Reserves

14	ENVIRONMENTAL
14.1	Introduction
14.2	Environmental Policy and Management Commitment
14.3	Western Australian and Commonwealth Legislative Environment
14.3.1	Commonwealth Approvals
14.3.2	State Approvals
14.4	Operating Licences and Approval Documents
14.5	Department of Environment Environmental Licence to Operate
14.6	Groundwater Well Licences
14.7	Compliance Overview
14.8	Environmental Issues and Associated Risks
14.9	Environmental Liabilities

15	HUMAN RESOURCES
15.1	Employment Statistics
15.2	Employment Conditions

16	OCCUPATIONAL HEALTH AND SAFETY

17	TECHNICAL ECONOMIC INPUT PARAMETERS
17.1	Introduction
17.2	Basis of the Technical-Economic Input Parameters
17.3	Technical-Economic Parameters
17.4	LoM Production Profiles
17.5	Special Factors and Operational Risks
17.5.1	General Risks and Opportunities
17.5.2	Operational Specific Risks
17.5.3	Operational Specific Opportunities

18	MACRO-ECONOMICS AND COMMODITY PRICES
18.1	Introduction
18.2	Historical and Forecast data

19	ASSET VALUATION
19.1	Introduction
19.2	Basis of Valuation
19.3	Limitations and Reliance on Information
19.4	Valuation Methodology
19.5	Post-Tax – Pre-Finance Cash Flows
19.6	NPV Sensitivities

20	CONCLUDING REMARKS
App. 1	Certificates of Qualification

TABLE OF TABLES

Table No.	Description
Table	3.1 Agnew: Qualified Persons in terms of Technical Reliance
Table	3.2 Agnew: Accounting Inputs as at 30 June 2004
Table	3.3 Agnew: Macro-Economic Inputs
Table	4.1 Agnew: Key Performance Indicators
Table	4.2 Agnew: Tenement Holdings
Table	4.3 Agnew BMV: JV Tenement Holdings
Table	7.1 Agnew: General Stratigraphy of the Agnew Deposits (1)
Table	7.2 Agnew: Summary of Mineralisation and Alteration of the Agnew Deposits
Table	9.1 Agnew: Deposit Specific Drilling Information (1)
Table	9.2 Agnew: Deposit Specific Assay and QA/QC Protocols (1)
Table	10.1 Agnew: Model Specific Estimation Information
Table	10.2 Agnew: Model Specific Estimation Information

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Table	10.3 Agnew: Model Specific Classification Information
Table	10.4 Agnew: Resource and Reserve Reconciliation for Agnew F2004
Table	10.5 Agnew: Mineral Resource and Mineral Reserve Estimates June 2004
Table	10.6 Agnew: Mineral Reserve Sensitivity to Gold Price
Table	11.1 Agnew: Key Metallurgical Assumptions
Table	11.2 Agnew: Historical and Planned Performance
Table	13.1 Agnew: Mineral Reserves Depleted in LoM Plan
Table	13.2 Agnew: Mining Disciplines - Qualified Persons
Table	13.3 Agnew OP: Salient Features
Table	13.4 Agnew OP: Contractors Mining Equipment
Table	13.5 Agnew OP: Drill and Blast Parameters
Table	13.6 Agnew OP: Waroonga Historical and Planned KPIs
Table	13.7 Agnew OP: Evaluation Inputs
Table	13.8 Agnew: Songvang Feasibility Cost Assumptions
Table	13.9 Agnew: Songvang Feasibility Risks
Table	13.10 Agnew: Songvang Feasibility Opportunities
Table	13.11 Agnew: Underground Operations – Summary of Salient Features
Table	13.12 Agnew UP: Crusader Historical and Planned KPIs
Table	13.13 Agnew UG: Kim Historical and Planned KPIs
Table	13.14 Agnew UG: Modification Factors
Table	13.15 Agnew UG: Geotechnical Studies
Table	14.1 Environmental Disciplines - Qualified Persons
Table	14.2 Agnew: Environmental Approvals
Table	14.3 Agnew: Groundwater Well Licences
Table	14.4 Agnew: Assessed Environmental Liabilities
Table	15.1 Agnew: Manpower Statistics(1)
Table	15.2 Agnew: Productivity Indicators
Table	16.1 Agnew: Safety Statistics
Table	17.1 Agnew: TEPs
Table	19.1 Agnew Tax Entity: TEM in USD (nominal terms)
Table	19.2 Agnew Tax Entity: variation of NPV with discount factors
Table	19.3 Agnew Tax Entity: NPV – single parameter sensitivity
Table	19.4 Agnew Tax Entity: NPV – twin parameters sensitivity at 7.46% discount factor

TABLE OF FIGURES

Figure No.	Description
Figure	4.1 Agnew: Geographic Location in Western Australia
Figure	4.2 Agnew: Tenement Areas
Figure	7.1 Agnew: Simplified geology of the Norseman-Wiluna greenstone belt
Figure	7.2 Agnew: Geology of the Agnew Deposits
Figure	7.3 Agnew: Schematic Agnew stratigraphic column showing structural and lithological controls on major resources (1)
Figure	7.4 Agnew: Schematic Interpretation of the Geology of the Agnew Area at the Time of the Last Deformation (1)
Figure	7.5 Agnew: Songvang Deposit Cross Section 688 4480mN (1)
Figure	10.1 Agnew: Grade Tonnage Curve for the Total Mineral Resource Inventory
Figure	11.1 Agnew: Schematic Flow Sheet for Agnew 1.2Mtpa Plant
Figure	13.1 Agnew: Shows the Songvang Completed Final Pit Design
Figure	13.2 Agnew: Shows the Waroonga Complex Final Mine Designs
Figure	17.1 Agnew: Gold Production Profile
Figure	17.2 Agnew: LoM Milling Profile
Figure	18.1 Exchange Rate Profile
Figure	18.2 Inflation Profile
Figure	18.3 Commodity Price Profile

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Level 9, 1 York Street, Sydney, NSW 2000, Australia.
email: sydney@srk.com.au URL:http://www.srk.com.au Tel: +61-(0)2-9250-0130 Fax: +61-(0)2-9250-0131

AN INDEPENDENT TECHNICAL REPORT ON AGNEW GOLD MINE,
WESTERN AUSTRALIA

Our Ref: 43-101.GFL.Agnew.JSE2vFin.021104.doc

1                                         SUMMARY

In compliance with Form 43-101F1 Technical Report Item 1, this Section provides an executive summary of the:

•                       physical property descriptions;

•                       Mineral Resource and Mineral Reserve Statements;

•                         property valuation; and

•                         SRK’s conclusion and recommendations.

1.1          Property Location, Overview and Ownership

The main Agnew site office is located in the Township of Agnew, situated 23km west of the town of town of Leinster in Western Australia, approximately 1,050km (by road) northeast of Perth. Located approximately at latitude 27°55`S and longitude 120°42`E in the Norseman-Wiluna Greenstone Belt, the nearest major settlement is the town of Leonora situated 128km south. The site extends over 60km and covers an area of approximately 75,000ha.

Gold production from the Agnew area commenced in the early 1900s, and has produced 20.8Mt at 4.4g/t yielding 2.9Mozs from 6 open-cut and 3 underground mining operations.

During calendar year 2004, Agnew produced from 1 open-pit, surface stockpiles and 2 underground mining operations in conjunction with the Agnew mill/CIP processing plant (1.2Mtpa capacity). Agnew is budgeted to produce over 200koz of gold in 2005.

The Agnew operations are conducted within tenements owned by Agnew Gold Mining Company Pty Limited comprising 14 Mining Leases/Titles (6,582Ha), 9 Exploration Licences (18,200Ha), and 4 Prospecting Licences (383Ha) and 1 Miscellaneous Licence (2Ha). Agnew also has under application 10 additional Mining Licences (5,100Ha). In addition to its own mineral tenements, Agnew is currently in Joint Venture with BMV Properties Limited the terms of which give Agnew a 60% interest in an additional 42,192Ha of tenements with a combination of Prospecting, Exploration, Mining and general licences, a third of which are currently under application. Agnew has legal entitlement to all its stated Mining Tenements with appropriately granted licences and leases. With timeously presented NoIs, renewal applications and continued financial commitment, no material issues have been identified in relation to the tenement status that would negatively impact on the projected depletion of

Steffen Robertson and Kirsten (Australasia) Pty Ltd	Group Offices:	Australian Offices:
Reg No ABN 56 074 271 720	Africa
Trading as SRK Consulting	Asia	Brisbane61 7 3832 9999
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the current Mineral Reserves. All rentals and expenditure commitments have been met and appropriate provision for future commitments are included in the forward cash flow projections.

All minerals extracted from the Agnew owned tenements are subject to a State Royalty of 2.5% of received revenue, payable before any other deductions. Agnew accounts for this front-end royalty in both its cut-off grade estimates and financial provisions.

Aside from this State Royalty Agnew has one other permitted encumbrance with “a gold royalty payable to Normandy Wiluna Gold Pty Ltd equal to 3% of each ounce of Refined Gold after 25,000 ounces pursuant to an agreement between Normandy Wiluna Gold Pty Ltd and Consolidated Gold Pty Ltd dated 24 April 1997.” This forms part of the Vivien FI and JV agreement.

The following table summarises the Key Performance Indicators for Agnew since Gold Fields acquired the asset in December 2001. The table reports in Calendar Years from January 2002.

MINING		Units	2002 12mth Act	2003 12mth Act	2004(1) 6mth Act
Total Mining (2)
	Ore Tonnes Hoist	(kt)	2,367	599	239
	Head Grade Hoist	(g/t)	2.7	7.8	12.2
	Contained Gold	(koz)	206	150	93
PROCESSING
Total Processing(3)
	Tonnes Processed	(kt)	1,206	1,237	582
	Head Grade	(g/t)	3.8	4.6	6.0
	Gold to Process	(koz)	147	182	113
	Gold Recovered	(%)	91.3%	91.9%	93.8%
	Gold Produced	(koz)	134	168	106
LABOUR
	TEC	(No.)	365	264	137
	Terminations/Resignations	(No.)	14	20	13
	Annualised Turnover (permanent)	(%)	15%	21%	27%
FINANCIAL
Closing Exchange Rate		(AUD:USD)	0.54	0.66	0.74
Gold Price Received (spot)		(USD/oz)	311	366	400
Revenue		(USDk)	42,581	62,089	42,272
Royalty		(USDk)	987	1,575	1,087
Direct Operating Costs		(USDk)	38,360	31,598	19,509
Unit Operating Costs		(USD/t)	31.80	25.55	33.52
		(USD/oz)	281	187	185
Total Capital		(USDk)	18,124	17,726	10,418

(1)           six-months actual results to June 2004.

(2)           Sourced from 2 underground operations and 1 open-pit operation.

(3)           Processing includes material from stockpiles. Total processing is the combine through using a combination of CIL and Heap Leach processing.

1.2          Accessibility, Climate, Local Resources, Infrastructure and Physiography

As described in detail in Section 5 of this Independent Technical Report (“ITR”) the climatic conditions do not materially impact on the normal operations of the site. Temperatures range between 10°C and 45°C over the year, and rainfall averages 218mm, mainly received between the late summer months and middle winter.

The landform in the region is flat to gently undulating with minor drainage channels feeding into a chain of salt-lakes. Vegetation in the area is sparse and consists of eucalyptus, mulga, halophytic shrubs with a few grasses.

The site is accessed by public tarred roads which are generally well maintained by State road services

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and as such no material access issues for services and supplies are apparent.

Power is supplied via a long-term (to 2011) “take-or-pay” contract with WMC. There is more than adequate off-take in this agreement and as such the power is currently costing more than industry average.

All water needed for site activities is supplied by boreholes. Water for the processing plant is supplied directly from boreholes. Any potable drinking water is processed through a Reverse Osmosis Treatment Plant (“ROP”) that processes the water in line with ANZEC Australian Drinking Water Quality Standards. The township at Agnew is supplied with water from the Agnew town bore, while the township at Leinster is supplied from WMC’s boreholes located within WMC’s bore license area.

Agnew is required to submit annual water returns to the Water and Rivers Commission. Fines may be imposed on Agnew by this Commission for exceeding the extraction limit on individual licenses, but there is a no material risk of the licence being revoked.

The township at Leinster is owned and operated by WMC. Agnew has a contract in place with WMC, whereby 280 single persons quarters (SPQs) and 40 houses will be made available to Agnew staff, with the option to increase this allocation, subject to availability (at present, Agnew hold 57 houses in the town). In return, Agnew pays a fixed cost for town infrastructure maintenance and a unit rate per SPQ per night (includes accommodation, food and utilities).

The operation is a FIFO operation with only 20% of staff (approx) electing to live in Leinster full time (residential staff). WMC charters a Qantas flight from Perth to Leinster return twice daily on Monday-Thursday, once daily on Friday and Sunday and no flights on Saturday. In addition to the usual rotation flights, each staff member (including residential staff) are offered 4 return flights to Perth per quarter (restricted to low load flights) as part of their package. They can be taken by family or friends (or themselves in the case of residential staff).

1.3          Property History

As described in detail in Section 6 of this ITR, Gold Fields purchased the Agnew Gold operation as part of their acquisition of WMC Resources Ltd gold assets in December 2001. Activity on the property can be summarised into three periods, pre-1970s, 1970 to 2001 and post 2001.

Pre-1970s: Gold was first discovered in the Agnew region in 1895, 10km south of Agnew. Since this time open-pit mining operations have been undertaken by four separate operators with main activity occurring between 1913 and 1948.

1970 to 2001: WMC acquired options to purchase the leases and explored the property between 1962 and 1976 when they exercised their option and following a further period of exploration and feasibility studies, commenced mining in 1986 from the Emu pit which continued until 1992. Following a new phase of drilling commencing in 2001 and in addition to entering into JVs to access contiguoustenements, many of the ore bodies comprising the current Reserves were discovered, but not exploited.

2001 to current: Gold Fields acquired the property in December 2001 and continued with the Waroonga pit cut-back until its closure in February 2003. Underground declines were developed to access the Kim and Main lodes in February 2002 to replace underground production from the existing Redeemer mine, which closed in January 2002. Crusader underground mine is still producing however is now focussed on remnant pillars which should continue until the end of the current calendar year.

The Songvang project has been supported by Agnew, since the acquisition in December 2001, and extensional and infill drilling resumed in 2002. With the assistance of additional geological

`SRK Consulting	Independent Technical Report – Main Report

information, mineralised ore zones were reinterpreted. Extensional drilling to the south and east subsequently identified a larger mineralised shear zone to the east of the Donegal prospect. The prospect was also renamed as Songvang or ‘River of Gold’ in October 2002, and pre-stripping commenced in September 2004.

1.4          Geological Setting, Deposit types and Mineralisation

As described in detail in Section 7 of this ITR, Agnew is situated in the Norseman Wiluna Greenstone Belt, which is part of the Yilgarn Craton, a 2.6Ga granite-greenstone terrain in Western Australia. The Norseman-Wiluna Belt is highly mineralised, particularly in gold and nickel. The rock-types in the belt comprise abundant tholeiitic and komatiitic volcanic rocks, chert, sulphidic and albitic sedimentary rocks, and a chain of discrete felsic volcanic centres. The generalised stratigraphic sequence comprises three mafic-ultramafic units, two felsic volcanic units, and an uppermost epiclastic sequence.

There was a complex and long-lasting series of structural deformations during and after the metamorphism, during which the majority of the economic gold deposits were formed. Throughout the belt, most of the rocks are low strain and as original igneous textures and structures are well preserved, and original rock names are used to describe the geology. Strain is focused in linear shear zones characterised by penetrative planar and linear fabrics and higher metamorphic facies, which are thought to control the location of the majority of economic gold deposits in the belt.

The Agnew-Wiluna section of the Norseman-Wiluna Greenstone Belt is bounded by large granitoid bodies and the Ida Fault to the west. The Ida Fault, locally termed the Waroonga Shear, is a major regional scale shear zone that defines the western edge of the Kalgoorlie Terrane. The majority of the Agnew ore bodies are on the western limb of the Lawlers Anticline, a large open fold, plunging 30° to the north, although economic mineralisation is also formed on the eastern limb (e.g. Vivien), in axial planar positions to the north (e.g. Cams) and in the adjacent Mt White Syncline (e.g. Maria).

Structure: There were at least three major phases of deformation in the Agnew area. The first involved the development of major shear zones such as the Waroonga Shear. The second deformation was an east-west shortening that formed open folds, with the Scotty Creek Sandstone deposited into restricted structurally controlled sedimentary basins; the third deformation was regional wrench faulting with movement on the major thrust faults resulting in the formation of broad anticlines and pinched synforms.

The Agnew Anticline and the Mt White Syncline are large scale folds plunging 30° to the north. The limbs’ dip range from moderate at the nose and shoulders of the folds (e.g. at Waroonga) to steep and slightly overturned along the limbs (e.g. at Songvang).

Aeromagnetics reveals numerous north-south lineaments, interpreted to be axial planar structures, associated with the regional D2 folding, in particular the Lawlers anticline. These structures create flexures at lithological contacts that generate dilational sites for focusing fluid flow.

Alteration and Mineralisation: Although all of the Agnew deposits are broadly hosted by the intersections between structures and stratigraphy, there are subtle differences in alteration and mineralisation controlled in part by the local host rock chemistry. Songvang is unusual in its relatively high lead, silver and fluorine content, possibly reflecting input from tonalite and porphyry intrusions. There also appears to have been a slight decline in mineralisation temperatures from south to north through the Agnew area, associated with the north plunge of the Lawlers Anticline and resultant erosion of the overlying lower temperature rocks to the south. This temperature change is reflected in the changing mineralisation styles from south to north, with biotite +/- garnet assemblages dominating

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to the south and quartz veining to the north.

Waroonga Complex: Gold mineralisation at Waroonga is found in quartz breccia lodes, quartz tensional veining and disseminated arsenopyrite – pyrite – biotite mineralisation developed along the lithological contact between the Scotty Creek Sandstone and SC3 ultramafic conglomerate and on othercontacts within the ultramafic conglomerates. High grade ore shoots plunge steeply to the north along these contacts. The controls on mineralisation are dilational zones at the intersection of steeply dipping N-S axial planar structures with the stratigraphy. The stratigraphy steepens and changes strike at these intersections by being dragged towards the axial planar direction. The stronger the contrast in rock competency in these zones, the greater is the potential for mineralisation. Gold mineralisation also occurs west of the mine in the Scotty Creek Sandstone as discrete lodes of stockwork quartz veining with disseminated arsenopyrite. These lodes are discontinuous and sub-economic in the immediate vicinity of the Emu mine but show potential for improvement 200-300m to the West.

Four main ore positions are recognised (hanging wall, footwall, Hunters Lode and Cross Lode), all of which were extensively mined in the open-pit. The underground operations mine steeply plunging, higher grade lodes within each of these ore positions.

The three main lodes worked or currently undergoing feasibility studies within the Waroonga Complex are Kim Lode (in production), Main Lode (in development) and Rajah Lode (under study).

Crusader Complex: The Crusader ore body occurs as a 20-30° north plunging shoot associated with a flexure in the ultramafic-basalt contact. Cross sectional width varies from 2m to 30m with a strike length of up to 50m. Mineralisation near the surface is largely contained within three zones parallel to the contact. Below 300m depth, these shoots converge to one higher grade shoot coinciding with a change in plunge of the controlling flexure. This down plunge extension of Crusader is closed off by underground diamond drilling. The lode splits into two discrete zones, an elongate north plunging shoot and to the south a zone decreasing in grade and strike length.

Gold mineralisation is hosted within the basal tholeiitic basalt at, or close to, its contact with the ultramafic hanging wall. In the upper part of the mine, mineralisation is commonly associated with sedimentary interflow units within the basalt. High grade zones of mineralisation are also found between sheared sediment interflow units within high strain zones. In these high grade zones, fine visible gold is associated with magnetite veining and carbonate-epidote-biotite-actinolite alteration in a zone of pervasive chlorite alteration ± garnet. There is a strong geochemical association between gold and bismuth, tellurium and molybdenum. The Crusader Complex comprises the Deliverer and Pilgrim ore bodies.

Claudius: The Claudius deposit was discovered in 1990, 400m north of the Deliverer open-pit. At surface the mineralisation covers an area of 50m east-west by 75m north-south. The mineralisation style and structural setting of the deposit is similar to both the Crusader and Deliverer ore systems. Claudius plunges 50º to the north and gold mineralisation is strongest within the basalt on the basaltultramafic contact and in or surrounding the sedimentary units and shears.

Songvang: Songvang is 15km south of Waroonga approximately 4km west of the historic Donegal Mine. The dominant host rock is the Lawlers Basalt with numerous narrow units of dolerite. The sequence is overturned and dips steeply to the east. Much of the area is intruded by tonalite and porphyry associated with a granitic pluton immediately to the east. The lease is covered by recentalluvial and colluvial gravels varying in thickness from 2m at the southern end to over 40m in the north.

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The mineralised structures at Songvang are shallowly west-dipping and moderately east-dipping shear zones, interpreted as conjugate reverse shears formed in a compressive environment.

Shallowly west dipping shear zones (Lodes 10, 11 and 12) contain more than 75% of total resources. They consist of intensely foliated host rocks, with silica-biotite-pyrite alteration in basalt and sericitemuscovite/ fluorite alteration in porphyry. Moderately east-dipping shear zones (Lodes 1 to 8) comprise several small but high-grade ore shoots, with shallow plunges to the south. They commonly occur near an ultramafic/basalt contact to the west and the basalt/porphyry contact in the south.

Unlike the other Agnew deposits, Songvang has an elevated silver content, with an Ag to Au ratio of about 3:1.

In addition to these active zones, the Cams deposits (30km north of Agnew) and Vivien deposits (7km east of Waroonga) are being investigated in Joint Ventures.

1.5          Significant Exploration

As described in detail in Section 8 of this ITR, Agnew’s exploration strategy is focused on replacing production as a minimum, and additionally to identify an extra years production; setting the F2005 annual reserve target at 360koz. To achieve this, three strategies are used.

Exploration Strategy 1: The first strategy is to explore the highly endowed corridor hosting the Waroonga, Redeemer, Crusader/Deliverer and Songvang Complexes. This corridor provides short-term potential for open-pit and underground extensions along strike and down dip of existing resources. New resources in the Redeemer North Deeps and extensions of the existing Redeemer North and Zone 2 deposits are also targets with potential from underground extensions to the Songvang pit and additional satellite pits along the Songvang structure.

Exploration Strategy 2: The second strategy is to explore the regional potential of the Agnew and Miranda JV tenements. A structural and geological review by SRK Consulting generated new targets and confirmed the prospectivity of existing targets.

Exploration Strategy 3: The third strategy is to explore the lowest potential tenements with a view to surrendering these tenements if exploration confirms their low prospectivity.

Exploration targets are designated as being at one of six stages or milestones. Milestone One is when a target is generated and the lease acquired; Milestone Three is when a bedrock drill target has been identified; Milestone Four is an Inferred Resource and Milestone Six an Ore Reserve. Milestones One to Three represent future potential, whereas Milestones Four to Six represent the reported Resources and Reserves.

Targets are ranked by a combination of a geological and economic score, with the highest scoring targets being given priority in exploration. The geological merit of is scored against numerous conceptual and empirical parameters. The economic potential of each target is assessed by assuming a tonnage and grade from an analogous deposit and applying a set of mining parameters.

Exploration Summary: There is considerable potential at Agnew to add significantly to current resource and reserves through a combination of extensional and greenfields exploration. In terms of the extent of its tenement holdings and the exploration undertaken thus far, Agnew cannot yet be considered advanced in exploration terms, and recent geological studies have identified numerous prospective areas yet to be tested effectively.

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1.6          Drilling, Sampling, Preparation, Analysis and Verification

As described in detail in Section 9 of this ITR, drilling, sampling, sample preparation procedures at Agnew can be summarised as follows.

Drilling: Diamond and RC drilling are the dominant drilling techniques used for resource definition. Other drilling techniques such as air core, used in target definition, are not included in resource estimations.

Open pit resources are drilled to Indicated resource status using 5.25” RC drilling with some HQ and NQ diamond drilling. During production, open pit resources are further refined using RC grade control drilling. Underground resources are defined with a combination of HQ and NQ surface diamond drilling and LTK60 and NQ underground diamond drilling.

The lithology, alteration, and structural characteristics of core and percussion chips are logged to the level of detail required for resource modelling using the standard Agnew geological legend.

Very little qualitative recovery data is available for RC drilling, although recently qualitative comments have been recorded in the drilling database. Recovery is anecdotally good. RC samples are riffle split to 3kg sub-samples by drilling contractors. Two random site duplicates, two standards and one blank are submitted with every 100 samples.

Although diamond core blocks are used to record core length, no analysis of the average recovery has been undertaken.

Drill core is cut to geological intervals between 0.3m and 1m specified by the logging geologist. Each batch of drill core samples submitted for analysis contains at least one standard. Duplicate samples are submitted at the geologist’s discretion on every hole.

Sampling: Face chip samples are used in the Kim Lode and Crusader resource estimations. Two channels are sampled across every development face, one at 2m above the floor and another at 4m. Individual samples in the channels range from 0.3m to 1m in length depending on geological contacts. On average, at least 10 samples are taken from each face. Duplicate samples are routinely taken from mined ore faces for quality assurance / quality control (“QA/QC”) purposes. Underground sludge samples are used in production to define the hanging wall position to the west of the footwall development. Agnew recognises that using these samples are not optimal, however do consider that the use of sludge samples improves the geological interpretation.

Sampling and assay techniques: Procedures for the submission of samples for QA/QC, include standards, blanks, duplicates, and check assays. Sampling of diamond drill core for QA/QC is performed at the geologist’s discretion under the guidelines of the AGMC policy. At least one standard is included with each batch of samples submitted for analysis.

QA/QC data is included in resource model reports; however during the year, a programme was undertaken to check standards that returned anomalous results. All standards with a result of more than 20% difference from the nominal value were checked. Additionally, two major external audits were conducted this year and Agnew staff also periodically visit the laboratory to conduct audits.

Location of data points: All planned drill hole locations are set out by the Survey Department. After drilling, all collars are surveyed and complete multi-shot down-hole surveys are conducted. In the case of deep boreholes drilled in highly magnetic ultramafic rocks, down-hole gyroscopic surveys are frequently used.

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Data density and distribution: Data density is variable across the Agnew deposits. Resource classification is partly based on data density. In general, open pit and underground Indicated Resources are drilled to at least 20m by 20m; Inferred Resources may be drilled from 40m by 40m to 100m by100m depending on geological complexity and mining history. Measured Resources must be within mining areas and contain RC grade control or underground face samples. RC grade control drilling is optimized for individual deposits with the drillhole spacing averaging 10m by 5m.

Database integrity: All assay and logging data is stored in a relational database. Various tools are available to allow geological staff to extract and validate the data. Data entry is monitored by a dedicated database administrator.

Summary: Sampling and assaying of resource and grade control holes at Agnew is performed at a relatively high standard compared to the general mining industry. There have been improvements since SRK’s last site inspection in 2002, although the methods of face and sludge sampling at Agnew are not optimal and require review. There is a stated intention for Agnew to achieve industry best practice standards of sampling and assaying. In SRK’s opinion, the sampling and assaying are adequate for theintended purposes and there is a low probability of a material shortcoming as a result of sampling or assaying.

1.7          Mineral Resource and Mineral Reserve Statement

As described in detail in Section 10 of this ITR the Mineral Resources and Mineral Reserves have been generated under the auspices of the reporting code prepared by the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (“JORC”), herein referred to as (“the JORC Code”). The JORC code remains effective from September 1999 and is currently under revision.

Mineral Resource estimates are based on interpretations of rock-types and mineralisation. Controls on mineralisation are generally well understood given the lengthy production history at Agnew. Wireframes of regolith zones and mineral zones, and digital surfaces describing topography, base of oxidation, etc, are used to domain and constrain grade interpolation when relevant.

Most of the resource models were generated by kriging after a thorough examination of appropriate composite lengths, top-cutting and variography. Results are validated by comparing section and vertical interval grade estimates with composite data grades. Classification is based on geological confidence and the kriging efficiency and the slope of the regression statistics.

In SRK’s opinion, the method of declustering data for the Main Lode data is not optimal; the fire assaying (FA) at Vivien, a coarse gold environment, undervalues gold as compared to screen fire assays. The FA assays have been used in the resource estimate without adjustment.

Tonnage Factors: Samples are taken regularly by Mine Geologists to determine appropriate densities for tonnage calculations. On new projects, samples of core may be taken for density determination or known densities from similar lithologies may be used. Densities are generally consistent within lithologies and ore types.

Classification: Generally, resource categories are based on geological complexity, grade variance, drillhole intersection spacing, and mining development. In general, an Inferred Resource is drilled to a spacing of 100m by 100m, increasing to 40m by 40m on more complex or poorly understood structures. Indicated Resources are drilled to better than 80m by 80m on mined structures and 40m by 40m on unmined structures. Measured Resources are drilled to 20m by 20m, usually 10m by 5m inopen pits and must be fully developed along strike in the underground mines.

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Model Validation: All models are visually inspected in plan and section to compare the interpolated grades with the supporting sample data. Moving average grades and distributions are compared for model and sample populations. Models are checked to see if they have been efficiently kriged and the slope of regression and impact of any negative kriging weights are within acceptable limits. Generally if a regression slope of 0.95 or greater is achieved and the sum of negative kriging weights is less than 5% of the total, then the results are considered acceptable. Interpolation parameters may be adjusted to improve the regression slope and minimise the impact of negative kriging weights.

Charts are prepared comparing the grade distribution of the block model with the supporting sample data by lode and Jack knifing (estimation of sample locations) is also routinely used to test interpolation parameters.

Internal peer reviews are conducted on all new or updated resource models. External reviews using outside consultants are conducted periodically.

Reconciliation: The two main geological reconciliation measures are the comparisons between the Resource and Actual Hoist and the Reserve and Actual Hoist. For both measures, the mine significantly outperformed both the resource and reserve. Historic resource estimation models were considered overly conservative; current models are however more realistic and it is unlikely that underestimation will continue in the medium-term. Associated with the style of mineralisation, there exists a high-level of uncertainty with regard to local prediction of tonnes and grades which may be reflected in significant differences in the short-term between predictions and actual production.

The resource models often underestimate the ore widths, due mainly to insufficient drilling. As development has advanced the inclusion in-fill drilling, face sampling assays and mapping has improved the prediction of models. In some deposits (e.g. Crusader) significant amount of ore was mined from mineralisation outside of the resource model at the beginning of the period and these additional economically mineralised areas were only identified from sludge drilling as production advanced. Additional pillars and hangingwall ore were also mined as unplanned dilution. Some of the other unplanned dilution from previous mullock fill was ore grade, as cut-offs were higher in the past.

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The following table summarises Agnew’s June 2004 Mineral Resource and Mineral Reserve estimates. The estimates have been generated by GFL, however audited and where deemed necessary modified by SRK.

Reserve Classification	(kt)	(g/t)	(kg)	(koz)	Resource Classification(6)	(kt)	(g/t)	(kg)	(koz)
Proved					Measured
UG - PAI(3)	378	14.8	5,593	180	UG - PAI	639	14.5	9,299	299
UG - UPBI(4)	0	0.0	0	0	UG - UPBI	0	0.0	0	0
OP – PWDP(1)	0	0.0	0	0	OP – PWDP	0	0.0	0	0
OP – UPODP(2)	0	0.0	0	0	OP – UPODP	0	0.0	0	0
SS - P(5)	462	1.4	643	21	SS - P	462	1.4	643	21
Subtotal	839	7.4	6,235	200	Subtotal	1,101	9.0	9,942	320
Probable					Indicated
UG - PAI	693	7.5	5,220	168	UG - PAI	1,787	6.4	11,352	365
UG - UPBI	0	0.0	0	0	UG - UPBI	2,556	4.9	12,457	401
OP – PWDP	2,763	3.2	8,915	287	OP – PWDP	3,957	3.4	13,592	437
OP – UPODP	0	0.0	0	0	OP – UPODP	700	3.5	2,437	78
SS - P	0	0.0	0	0	SS - P	0	0.0	0	0
Subtotal	3,456	4.1	14,135	454	Subtotal	8,999	4.4	39,838	1,281
TOTAL	4,295	4.7	20,371	655	TOTAL	10,100	4.9	49,780	1,600
					Inferred
					UG - PAI	0	0.0	0	0
					UG - UPBI	5,594	5.4	30,198	971
					OP – PWDP	0	0.0	0	0
					OP – UPODP	105	3.8	395	13
					SS - P	0	0.0	0	0
					Total Inferred	5,699	5.4	30,593	984

(1)               PWDP = Planned Within Design Pit – Mineral Resources and Mineral Reserves contained within a fully engineered open-pit designed from the final “optimised” Whittle pit.

(2)               UPODP = Unplanned Outside of Design Pit – Mineral Resouces identified in the zone between the design pit surface and the Whittle Pit Shell contianing the total resource inventory above a potentially economic cut-off grade.

(3)               PAI = Planned Above Infrastructure – Mineral Resources and Mineral Reserves accessable from existing infrastructure where no further material capital development is required to access any resource block

(4)               UPBI = Unplanned Below Infrastructure – Mineral Resources accesssable only with significant additional capital development

(5)               P = Planned

(6)               UP = Unplanned

Subject to a positive feasibility study and project implementation by 10th September 2004, Agnew may also gain attributable Mineral Resource 326kt at a grade of 8.8g/t containing 92koz of gold (60% to Gold Fields). The feasibility work completed to date is indicating that the deposit may not be robust enough to justify exploitation at this stage.

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The following figure highlights the grade-tonnage relationship for the total resources, including Measured, Indicated and Inferred.

The following table highlights the Mineral Reserves sensitivity to gold price variation.

Gold Price	Units (AUD/oz)	-10% 315	-5% 332	0 350	5% 368	10% 385
Ore	(kt)	4,106	4,254	4,295	4,521	4,722
Grade	(g/t)	5.0	4.9	4.7	4.7	4.6
Contained Gold	(koz)	640	654	655	665	679

SRK consider that no material shortcomings exist in the underlying resource models in terms of the appropriateness of drilling density, sampling, assaying, geological interpretation, estimation techniques and classification.

Further analysis is, however, required to better understand the material variance between the resource model estimate and the grade-control model predictions (and actual production) for the Agnew underground operations. The reconciliation issues cannot be addressed by simply applying global correction factors, as the grade and tonnage differences are relative to average mineralisation grade and associated cut-off grade, both of which vary from deposit to deposit. Increased geological knowledge and mapping has improved recent resource modelling and SRK consider that the historical conservatism has to some degree being engineered out; however work is still ongoing to further improve the confidence levels and close the reconciliation gap.

1.8          Mineral Processing and Metallurgical Test work and Tailings Deposition

As described in detail in Section 11 of this ITR, the gold plant currently in operation at Agnew is the Agnew 1.2Mtpa gold plant. The plant, in its current form, has been modularly improved/expanded from the original Emu Plant, commissioned in 1986. The plant configuration is best described as a conventional leach/CIP facility with a retrofitted gravity gold circuit and subsequent intensive cyanidation circuit to treat the gravity concentrate.

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In February 2003, a gravity circuit, comprising a 30” Knelson gravity concentrator in conjunction with an Intensive Leach Reactor (“ILR”) for intensive cyanidation of the gravity concentrate, was retrofitted. In FY2004, recovery from the gravity circuit was 39.4% contributing to an overall recovery of 94% for the year.

Annual process water requirements amount to 1.8Mm3pa which is sourced from a combination of local bore holes and recycled water from the tailings facility. Power is supplied on a contract basis by Leinster Nickel Operations via its main power station owned and operated by TransAlta.

A significant contributor to the Life of Mine (“LoM”) plant feed is ore sourced from the Songvang open-pit. Metallurgical testing at the AMMTEC laboratory has demonstrated that the ores are amenable to the current flowsheet, however were tested at a grind P80 75µm, which is finer than the current P80 106µm grind. This may negatively influence the recovery projections.

For other ore types sourced from existing mining operations, future projections are based on historical performance, specifically where the ore make-up does not materially change over the depletion period.

Silver and copper levels in the Songvang ore are estimated at 7.7g/t and 377ppm respectively and are higher than levels contained in the current feed (1g/t and 50ppm respectively). Copper, however is present as chalcopyrite and this is unlikely to be detrimental to the recoveries. The elevated silver may cause carbon loading and desorption difficulties and may necessitate increasing the frequency of stripping.

Reagent consumptions, based on the test work programme of Songvang ores, are similar to current plant usage with metal recoveries slightly lower than existing ores.

Unit operating costs, when running at capacity is approximately USD12.8/t.

Other than standard circuit lock-up, no other closure recovery has been estimated mainly due to the fact that the plants are based on modern designs, have shorter operating lives and are compact in layout which reduces to the potential to accrue material amounts of recoverable gold from the plant and stockpile foundations.

Tailings are no longer deposited into the existing surface facility which has now reached its limit, however can be raised another 10m if required. Plant tailings are now deposited into the worked-out Redeemer orebody situated some 7km (downhill) from the plant. This closed mine has adequate capacity to contain the tailings from the Mineral Reserves and beyond.

1.9          Mining

As described in detail in Section 13 of this ITR, the Mineral Reserves comprise one open-pit operation and three underground operations and six surface stockpiles, namely Songvang open-pit and Kim, Main and Crusader underground mine, these operations account for 97% of the contained gold ounces, the balance sourced from two small projects under feasibility study status.

Songvang Open-pit: The Songvang open-pit Mineral Reserves consist of 2.6Mt at a grade of 3.4g/t, containing 276koz of gold. The pit only commenced pre-stripping in September 2004 and first ore production is due in November. The Songvang open-pit has recently commenced following a positive Feasibility Study which was approved by Agnew in May 2004 and received approval of its Notice ofIntent (“NoI”) in September 2004. Whittle shell optimisation were completed at a gold price of AUD530/oz. The final pit design has been completed but will be updated as additional data requires.

The current design takes the pit to a final depth of 160m below surface. The total stripping ratio

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waste:ore is 12.7.1.  Depletion should occur within a 33 month period in line with the mining contract, with peak annual production of ore at 1.2Mtpa in 2007 and waste 1.5Mbcm in 2007. The batter angle is expected to range between 45º and 70º with an overall wall angle of between 30º and 52º. The ore will first be hauled from the mining face to the mine ore pad, involving a maximum haul of 1,280m (160m deep @ 1 in 8 gradients). The ore will then be hauled some 16km to the plant RoM pad. The water make is forecast to average 2Ml/day, with a maximum of 4Ml/day.

The pit will operate two 12hr shifts per day, 7 days per week, including all public holidays. The workforce will comprise a 14 man Agnew management team and an in-pit contract labour compliment of 62. Blast patterns will vary with material type with five different patterns planned with the primary use of ANFO. There is a potential free-dig component in the oxide material.

The primary Mineral Reserve modification factors are 18% dilution and 90% extraction deemed appropriate for the large mining equipment to be used.

SRK consider that the pit has been planned appropriately by suitably qualified and experienced mine personnel. The design parameters and modification factors are in line with industry standards and cost based on known contractor rates. SRK do however note that the pit is some 16km from the plant and this adds to the unit operating cost over and above normal haulage distance. The pit was optimised on a marginal basis, with only portions of the fixed plant costs and no off-site overheads. The reliance on grade-tonnage performance is therefore all the more critical. The Mineral Reserves are modified from Indicated Resources and therefore estimation confidence needs to be considered and adds to the overall risk profile of a project based on marginal costing.

Waroonga Complex: The Kim and Main lode mines are situated in the Waroonga Complex. The Kim final mine design is an existing operation designed at a AUD580/oz gold price. The Main Lode has a completed feasibility study and is due to commence stoping before the end of calendar year 2004.

The mine extends to a final design depth of 515m below surface. Production commenced in February 2001 with a mine life anticipated over a 79 month period; Peak annual production of ore is 240ktpa planned to occur during 2005 and development 4,500mpa in 2004.

The mine decline portal in the Waroonga open-pit is at RL10,430. The main decline has the dimensions of 6m by 6m with arched backs however this reduces to 5.5m by 5.5m with rounded shoulders in Kim Lode access decline. Ore drives are generally between 4.5m and 6m wide by 5m high. Development rounds with burn cut are 3.8m to 4.0 m long.

General stope dimensions are based on a strike length of between 10m and 15m for primary stopes and a maximum of 25m for secondary stopes. Vertical inter level spacing is 25m in the Kim Lode and will be 20m in the Main Lode. Primary ore extraction method is sublevel stoping with primary and secondary stopes. The haulage distance from stope to mill averages 6km. Production blast pattern is 76mm diameter holes at 1.8m burden and 2.2m spacing, Anfo is used as explosive in development and production; 4 to 6.5 tonnes/drillmetre. Backfill of primary stopes is with cemented aggregate fill (4% cement content by weight).

Mine water inflow was pumped out at a rate of 180m3/hr in F2004, including dewatering of old Waroonga underground workings.

The mine has a total labour compliment of 17 operators and shift maintenance personnel per shift in addition to 13 persons in site overheads and supervision.

The mining equipment comprises twin boom jumbos, LHD machines, haulage trucks, longhole production jumbos, charge-up vehicles and a shotcrete unit. The backfill is transported from surface by

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agitator trucks.

Crusader Underground: Crusader mine has few Mineral Reserves remaining in remnant pillars which will be depleted by the end of this year.

Vivien Feasibility Study: At this stage the feasibility study does not show sufficiently robust results to warrant modification to Mineral Reserves. The work is still ongoing; however alternative methods of extraction may need to be considered if the project is to be viable at a target gold price of AUD550/oz.

Mineral Reserve Estimation: The Mineral Reserves are estimated from conceptual studies through tothe final stope design stage, with an increasing level of technical confidence in terms of the mining related disciplines. The stope designs take practical stope layouts into consideration as well as planned mining losses in pillars or other areas of the orebody not planned for extraction for technical or safety reasons. Dilution is estimated as planned and unplanned and based on a combination of personal experience and historical performance, supported with in stope measurements where practically possible.

Geotechnical Input: Adequate geotechnical investigations have been undertaken and incorporated into the designs, however due to the nature of insitu stresses this represents an area of risk, increasing as mining develops below 400m to 500m below surface. The variation in both stress magnitude and direction can be considerable over short distances and depths, as such design need to be tailored for each mining area and assessed regularly as mining advances. Monitoring systems have been installedat Kim.

Operating Costs: The majority of the expenditure is contract driven and as such the estimation of future costs is undertaken with a reasonable level of certainty over the contract periods.

Overall, SRK considers that the underground mine planning and Mineral Reserve estimation is undertaken appropriately and in line with Industry norms. The risks associated with the mining related disciplines are common for these types of operations. They include:

•                       Grade control and dilution;

•                       Geotechnical and seismic related activity at depth;

•                       Productivity of the contractors and impact on unit costs with a high fixed cost element for labour and equipment hire; and

•                       Approximately 50% of the Mineral Reserves ounces for the Kim and Main deposits from Indicated Resources and as such tend towards the lower-level of accepted levels in geoscientific confidence for both for tonnage and grade estimates. To date the production has demonstrated a positive reconciliation against the estimates for the underground operations; however this is unlikely to continue as improved geological knowledge gained from this historical production has now been incorporated into the latest estimation and mine designs.

1.10        Environmental

As described in detail in Section 14 of this ITR, the environmental policies and management are deemed by SRK to be adequate and effective; however high-turnover in staff has created certain gaps in the continued level of required conformance, specifically relating to effective tracking of legislative requirements. Agnew has achieved ISO1 4001 accreditation.

Agnew operates on tenements that must be worked in compliance with key Western Australian (Commonwealth) and State environmental legislation. This legislation governs the approvals to

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operate and to continue to operate. Agnew has all the key environmental approvals in place to operate, however management must now ensure that for continued environmental risk mitigation and future approvals and renewals, they materially comply with the conditions stipulated.

During its review, SRK identified several areas of non-compliance involving groundwater extraction, groundwater pollution associated with the tailings facilities, storage freeboard to contain flood events, spillages and reporting; the more material ones requiring immediate attention.

For its approvals, Agnew lodged bonds to cover the environmental commitments assessed at the time of application. These liability assessments are required to be updated at set periods. The current assessment, which has not been submitted for approval, estimates the liability to be in the order of USD5.4m which is USD3.1m more than the bond value. This additional liability estimate has been incorporated into the cash flows based on equal annual increments over the depletion period.

SRK has identified non-compliances, issues and associated risks, which cannot be realistically quantified. In each case, SRK has drawn attention to it in reporting without including a specific provision in the financial modelling. For example, potential future requirements for water treatment during continued operations or following decommissioning is the single most material risk and the most technically and economically difficult to estimate. Whilst water treatment at Agnew is not currently needed, the potential for future requirements will be dependent upon:

•                       Execution of both recently passed legislation and more stringent future legislation which imposes more costly water management requirements;

•                       Discharge criteria demanding potable water standards as opposed to more lenient general standards; and

•                       Tacit acceptance by various organisations of the concept of desalination and its increasing cost effectiveness as technology improves.

1.11        Human Resources

As described in detail in Section 15 of this ITR, Agnew is currently adequately staffed with the appropriate combination of technical and administrative staff, with the exception of one or two positions vacant due to recent resignations and the start-up of the Songvang open pit.

All employment contracts for Gold Fields staff at Agnew are negotiated in line with Australian Workplace Agreements (“AWA”) or Common Law Contracts, negating the need for union involvement.

One significant change anticipated in the next 12 months that may materially affect employment conditions is that the WA State Government has proposed to establish a new State-wide code of practice to set limits on working hours. If approved, the new code will come into effect in July 2005, and will result in major shift restructuring at Agnew operations.

The following tables summarise the historical and current employee and productivity statistics. The tables report in calendar years from January 2002.

Employment Status		2002 12mth Act	2003 12mth Act	2004(1) 6mth Act
TEC	(No.)	365	264	274
Terminations/Resignations	(No.)	14	20	13
Annualised Turnover (permanent)	(%)	15%	21%	14%

(1)           six-months actual results to June 2004.

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Employment Status		2002 12mth Act	2003 12mth Act	2004(1) 6mth Act
Ore Tonnes Hoist	(kt)	2,367	599	239
Gold Produced	(koz)	137	169	105
TEC	(No.)	365	264	274
tonnes mined	(t/TEC/mth)	540	189	145
ounces sold	(ozTEC/mth)	31	53	64

(1)               six-months actual results to June 2004.

The statistics show that despite a high turn-over in employees, the productivity levels, in tonnage mined terms, appear to be sustainable.

Agnew is a FIFO operation with only 20% of staff (approx) electing to live in Leinster full time (residential staff). WMC charters regular flights to Perth. In addition to the usual rotation flights, each staff member (including residential staff) are offered 4 return flights to Perth per quarter as part of their package, these flights can be used by family and friends..

1.12        Health and Safety

As described in detail in Section 16 of this ITR, health and safety is a primary component of operations at Agnew. Health and Safety in Australia is governed by various regulatory bodies and mining and labour legislation. In particular, the mining industry is governed by the Mines Safety and Inspection Acts 1994 and the Mine Safety and Inspection Regulation 1995. In compliance with these Acts and Regulations Agnew’s management has developed, and made available to all its employees, a site specific safety policy and manual.

The current safety statistics for Agnew are summarised in the following table. The table reports in Calendar years from January 2002.

	Units	2002	2003	2004(1)
Hours worked		99,642	68,229	67,330
Fatalities	(No.)	0	0	0
L.T.I	(i/mmhrs)	1	0	0
M.T.I	(i/mmhrs)	2	1	2
(LTI +MTI) Frequency Rate	(i/mmhrs)	25	13	30

(1)               Calendar years.

(2)               mmhrs = million man hours – based on total hours worked by Gold Fields’ staff and all contractors Calendar Years.

Agnew has achieved a SIFR record that has fluctuated around 13-25 per million man hours. For 2004, the SIFR benchmark was 24 per million man hours, which Agnew achieved. In the same time period, the site achieved 1 million man hours without an LTI. As a recent commitment to Occupational Health and Safety, Gold Fields Australia has recently committed to target 0 severe injuries (SIFR) per annum.

Operations at Agnew will continue to be exposed to commonplace mining hazards such as water, dust, fire, falls of ground (“FoG”), explosions, occupational hygiene issues and materials handling and transportation. SRK do, however, consider that Agnew by way of its policies and management strategies operate to international best practice in terms of occupational health and safety.

1.13        Asset Valuation

As described in detail in Section 17 to Section 20 inclusive of this ITR, the valuation of Agnew has been based on the following key facts and assumptions:

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•                       Only the Mineral Reserves have been valued based on the LoM plan and resulting production profile and associated revenue stream from gold sales;

•                       All associated cost and capital required to implement the plan have been included and in money terms as at 01 July 2004;

•                       Where existing operations are extended into the LoM plan, cost and productivity projections have been assessed against historical performance, future projects have been based on pre/feasibility studies and costs have been compared with similar deposits previously depleted within the same complex of similar operations worked elsewhere;

•                       All environmental and termination provisions have been included in the working costs projections;

The following table summarises the Technical-Economic Projections (“TEPs”) deemed by SRK to be technically and economically achievable as at 01 July 2004. The TEPs include commodity sales profiles derived from all ore sources; the total working-cost profiles; and capital expenditure profiles.

		Tonnage	Gold Grade	Gold Total Working Costs		Net Change in Working Capital	Capital Expenditure	Total Expenditures
YE Dec		(Kt)	(g/t)	(Koz)	(USDk)	(USDk)	(USDk)	(USDk)
2004	(1)	635	4.5	91	-21,810	2,703	-14,866	-33,973
2005		1,270	5.1	210	-56,546	93	-14,784	-71,237
2006		1,270	5.3	215	-51,794	-957	-6,664	-59,414
2007		1,120	2.6	93	-29,821	-3,876	-412	-34,109
2008		0	0.0	0	0	0	0	0
LoM Total		4,295	4.4	609	-159,970	-2,037	-36,726	-198,733

Real Money Terms as at 01 July 2004.

Certain technical and economic risks have been identified with regard to the achievability of the LoM projections as presented. These are identified as general risks, many of which are beyond the control of the management of Agnew.

The most material general risks are those associated with commodity price and exchange rate fluctuations which can materially impact on the technical-economic generation and profitable depletion of Mineral Resources and Mineral Reserves. The commodity price and exchange rate fluctuations can offer equal opportunity.

In addition to those stated above, Agnew is subject to certain specific risks and opportunities, which independently may not be classified to have a material impact (i.e. likely to affect more than 10% of the annual pre-tax profits), but in combination may do so.

In addition to those stated above, Agnew is subject to certain specific risks and opportunities, which independently may not be classified to have a material impact (i.e. likely to affect more than 10% of the annual pre-tax profits), but in combination may do so.

The most material operational risks are summarised as follows:

•                       Open-pits: The Songvang pit has only just commenced and as yet no ore production has taken place. The primary risk to the production profile, as projected, is the consistency of grade and dilution control measures. The nature of mineralisation at this deposit is such that highly variable grades can be encountered over short distances as the geological controls vary across the pit. As such the grade control model needs to appropriately account for this likelihood within the various geological domains. The potential impact could result in more ore tonnes, at a lower grade with the contained ounce remaining close to target. The economic impact would result in a reducedoperating margin. SRK consider the risk to be of a medium level that the RoM grade will be lower

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than projected.

The decision to advance the Songvang feasibility study into an operation was based on marginal costing, allocating a reduced fixed component of the processing cost and no external administration costs. This further emphasises the importance of grade control and maintaining the target grade, specifically considering the long haulage distance of +14km to the processing facilities;

•                       Underground: The Kim Lode is the hub of the high-grade ore sources, being on average some 5g/t higher than the Main Lode which is in turn approximately 2g/t higher than the Rajah lode. The consistency and continuity of this high-grade ore supply is critical to meet the projected cash flows. To maintain this consistency an increased flexibility is required by advancing development which is planned accordingly. Any deviations or unplanned delays in stoping activities at the Kim mine will material impact on the cash flows in any given period. SRK consider the risk to oresupply shortfall from the Kim Lode to be low based on a good understanding of the orebody gained over the past two-years and an improved extraction plan. The mine is however working at increased depths and the rock engineering aspects are becoming more challenging and will need to be diligently managed to prevent any seismic related stoping delays;

•                       Processing: The current processing facilities require ongoing maintenance to ensure its long-term viability and prevent the unit costs rising above current levels and during 2005 ongoing refurbishment of the adsorption tanks (as committed by the approved AFE), ongoing replacementof structural steel and general maintenance is planned.

Mitigation of the risk of major failures of fixed plant is managed by timely non-destructive testing, adequate critical spares of major items of plant & the ongoing commitment to the tank refurbishment program. The Ball Mill 1 girth gear has been extensively tested to determine whether the identified cracks are worsening, all indications are that the cracks may have been a casting defect, however it has not shown any signs of deterioration in 2005.

The mill control has been replaced with a PLC/SCADA system utilising Citect. A focus on value adding automation will be maintained throughout the strategic planning cycle, as Agnew aim to incorporate automated reagent control & additional field instrumentation & Citect programming to allow trending of performance, monitoring of fixed plant operational run hours and electronic data capture of metallurgy physicals for daily/weekly/monthly reporting;

•                       Human Resources: High attrition rates are typical with FIFO remote sites in Australia, driven not only by social, family pressures and shift work fatigue, but predominantly by a migrant culture that has developed in the industry and has become the norm rather than the exception. ‘Long service’ is now regarded as continuous service for more than 2 to 3 years at any particular FIFO site, the average stay is seldom more than 3 years at Agnew. Whilst difficult to quantify, the impact on the unit operating costs, the time and money needed to retrain new employees; together the site experience factor certainly has a cost effect, and not just related to wage increases to attract new people.

Initiatives implemented to date include, the streamlining of rosters to be predominantly no more onerous than 9/5, the formation of a multi-functional leadership team and functional adjustment to the service orientated organisation. This includes a functional Human Resource department, development and implementation of an incentive scheme, quarterly family flights and exploring opportunities to make our packages more tax efficient. The custodians of these initiatives are both management and employees; and

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•                       Environmental: In depth understanding of the site water management issues at Agnew require further attention. Two ground & surface water engineering companies have put forward proposals to deliver a comprehensive site water management plan with a live site water balance model. This will provide a holistic approach to Agnew’s water management needs incorporating processing and mining.

The Redeemer in-pit tails storage facility was commissioned in 2004; this successfully addressed the immediate tailings storage requirement. This facility provides in excess of 10 years capacity for tailings deposition.

The most material operational opportunities are summarised as follows:

•                       Exploration: There is considerable potential at Agnew to add significantly to current resource and reserves through a combination of extensional and greenfields exploration. In terms of the extent of its tenement holdings and the exploration undertaken thus far, Agnew cannot be considered advanced at this stage, and recent geological studies have identified numerous prospective areas yet to be tested effectively.

This aspect is by far the single biggest opportunity at Agnew and Gold Fields has a firm exploration expenditure commitment to fund current and continued exploration plans.

Mineral Resources: Agnew currently has Inferred Mineral Resources which are being investigated further at various levels of technical-economic studies in order to test viability and prior to funding further work sufficient to increase to Indicated Resources and into Probable Reserves. No value has been assigned to these Resources and this offers a significant potential in addition to the continued exploration.

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The asset valuation has been based on macro economic assumptions provided to SRK by Gold Fields as summarised in the following table.

Parameter	(Units)	2004	2005	2006	2007
Gold Price(1)
Real-terms	(USD/oz)	400	400	400	400
Nominal Terms	(USD/oz)	404	412	420	429
Inflation(2)
US CPI	(%)	1.00%	2.00%	2.00%	2.00%
AUS CPI	(%)	1.50%	3.00%	3.00%	3.00%
Exchange Rates(3)
Real-terms	(AUD:USD)	1.43	1.43	1.43	1.43
Nominal-Terms	(AUD:USD)	1.44	1.45	1.47	1.48

(1)               Assumed to be the average price achieved over the period.

(2)               Assumed to be the average inflation over the period

(3)               Assumed to be the average exchange rate over the period – (based on CPI)

The key financial assumptions have also been relied upon to estimate working capital and tax  components of the cash flow projection, these are summarised in the following table.

Input	Units	Amount
Assessed Losses	(USDk)	104,910
Tax Rate	(%)	30%
Debtors	(USDk)	1,812
Creditors	(USDk)	-7,106
Stores	(USDk)	3,767
Debtors	(days)	7
Creditors	(days)	30
Stores	(days)	90

The cash flows reported for the Agnew Tax Entity are contingent upon the current and anticipated performance of mine management, as well as the expected achievement of the operating parameters as provided to and reviewed by SRK and set out in this ITR.

The LoM plans and the Financial Model (“FM”) include forward-looking statements that are not historical facts. These forward-looking statements are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially. Notwithstanding the aforementioned comments, SRK considers that at the time of compilation, the Mineral Reserves and associated depletion resulting in cash flow projections are appropriate and technically and economically achievable. It must be noted, however that SRK does consider that a certain amount of upside potential is already built into the projections that fundamentally rely on the existing management performance to implement and sustain recent initiatives to ensure that the projected cashflows are realised within the anticipated timeframe.

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The following table presents the post-tax pre-finance ring-fenced cash flows for the Agnew Tax Entity.

Calendar Year Project Year		Units	Totals/Averages	2004 1	2005 2	2006 3	2007 4

Mining
	RoM Tonnage	(kt)	3,833	357	1,197	1,448	832
	Head Grade	(g/t)	5.1	7.2	5.8	5.1	3.4
	Contained Gold	(koz)	634	83	222	237	92
Processing
	Milled Tonnage	(kt)	4,295	635	1,270	1,270	1,120
	Milled Grade	(g/t)	4.7	4.8	5.5	5.6	2.9
	Milled Gold	(koz)	655	99	224	228	104
	Metallurgical Recovery	(%)	93.1%	92.5%	93.7%	94.3%	89.5%
	Recovered Gold	(koz)	609	91	210	215	93
	Clean-up Gold	(koz)
	Saleable Metal	(koz)	609	91	210	215	93
Commodity Sales
	Gold	(koz)	609	91	210	215	93
	Silver	(koz)
Commodity Prices
	Gold Price	(USD/oz)		404	412	420	429
		(AUSD/oz)		580	598	616	634
Macro Economics
	AUS PPI	(%)		1.5%	3.0%	3.0%	3.0%
	AUS CPI	(%)		1.5%	3.0%	3.0%	3.0%
	US PPI	(%)		1.0%	2.0%	2.0%	2.0%
	US CPI	(%)		1.0%	2.0%	2.0%	2.0%
	(USD:AUSD)			1.44%	1.45	1.47	1.48%
Financial - Nominal
Sales Revenue - Gold		(USDm)	253.0	36.8	87.0	90.0	39.3
Operating Expenditures		(USDm)	(146.1)	(3.2)	(46.3)	(58.9)	(37.7)
Mining		(USDm)	(99.0)	(12.7)	(40.0)	(35.7)	(10.7)
Processing		(USDm)	(42.7)	(5.8)	(12.3)	(12.5)	(12.1)
Overheads		(USDm)	(22.0)	(3.0)	(6.3)	(6.4)	(6.2)
Other Revenue		(USDm)	32.1	16.9	15.1	—	—
Mineral Royalty		(USDm)	(6.3)	(0.9)	(2.2)	(2.3)	(1.0)
Environmental		(USDm)	(3.3)	(0.5)	(1.1)	(1.2)	(0.5)
Terminal Benefits		(USDm)	(3.0)	—	—	—	(3.0)
Net Change in Working Capital		(USDm)	(1.9)	2.7	0.4	(0.9)	(4.1)
Operating Profit		(USDm)	106.9	33.5	40.7	31.1	1.6
Tax Liability		(USDm)	—
Capital Expenditure		(USDm)	(37.8)	(14.8)	(15.5)	(7.1)	(0.4)
	Project	(USDm)	(37.8)	(14.8)	(15.5)	(7.1)	(0.4)
	Sustaining	(USDm)	—	—	—	—	—
Final Net Free Cash		(USDm)	69.1	18.7	25.2	24.0	1.1
Reporting Statistics - Real
Cash Operating Costs		(USD/oz)	226	60	217	264	323
Total Cash Costs		(USD/oz)	226	60	217	264	323
Total Working Costs		(USD/oz)	237	65	222	270	361
Total Costs		(USD/oz)	302	197	294	307	411

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The following tables present the NPV and variations with discount factors and sensitivity factors on revenue, working costs and capital.

Discount Factor (%)	NPV (USDm)
0.00%	69.1
5.00%	57.8
7.46%	56.8
10.00%	55.7
12.00%	54.9
14.85%	53.8

Sensitivity Range - Revenue	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range - Operating Expenditures	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range - Capital Expenditures	-30%	-20%	-10%	0%	10%	20%	30%

Currency	(USDm)	(USDm)	(USDm)	(USDm)	(USDm)	(USDm)	(USDm)
Variation in NPV @ 0% DCF
Revenue	(14.8)	10.2	35.2	69.1	85.2	110.2	133.9
Operating Expenditures	111.8	94.6	77.4	69.1	43.0	25.8	8.7
Capital Expenditures	71.7	67.9	64.0	69.1	56.4	52.6	48.7
Variation in NPV @ 7.46% DCF
Revenue	(12.5)	10.6	33.7	56.8	79.9	103.0	125.0
Operating Expenditures	104.0	88.3	72.5	56.8	41.0	25.2	9.5
Capital Expenditures	67.8	64.1	60.4	56.8	53.1	49.4	45.7

NPV (USDm)	Revenue Sensitivity
Operating Expenditure Sensitivity	-30%	-20%	-10%	0%	10%	20%	30%
-30%	34.7	57.8	80.9	104.0	125.7	142.4	158.8
-20%	19.0	42.1	65.2	88.3	111.4	131.0	147.6
-10%	3.2	26.3	49.4	72.5	95.6	118.7	136.4
0%	(12.5)	10.6	33.7	56.8	79.9	103.0	125.0
10%	(28.3)	(5.2)	17.9	41.0	64.1	87.2	110.3
20%	(44.1)	(21.0)	2.1	25.2	48.3	71.4	94.5
30%	(59.8)	(36.7)	(13.6)	9.5	32.6	55.7	78.8

1.14        Qualified Persons’ (“QPs”) Conclusions

The views expressed in this ITR have been based on the fundamental assumption that the required management resources and pro-active management skills to access the adequate capital necessary to achieve the LoM plan projections for the Mining Assets are sustained.

SRK has conducted a comprehensive review and assessment of all material issues likely to influence the future operations at Agnew.  The LoM plan, as provided to and taken in good faith by SRK, has been reviewed in detail for appropriateness, reasonableness and viability, including the existence of and justification for departure from historical performance.  Where material differences were found, these were discussed with St Ives and adjusted where considered appropriate.  SRK consider that the resulting Technical Economic Parameters (“TEPs”) and Financial Model (“FM”) are based on sound reasoning, engineering judgement and technically achievable mine plans, within the context of the risks associated with the Australian gold mining industry.

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2                                         INTRODUCTION

In compliance with Form 43-101F1 Technical Report Item 4, this Section provides an introduction to the Independent Technical Report (“ITR”) in terms of:

•                       who the ITR is prepared for;

•                       the purpose for which the ITR was prepared;

•                       the source of information and data contained in the ITR and/or used for its preparation; and

•                       extent of field involvement.

2.1          Independent Technical Report

Steffen, Robertson and Kirsten (Australasia) (Pty) Limited (“SRK”) is a subsidiary of the International group holding company, SRK Global Limited (the “SRK Group”).  SRK has been commissioned by the directors of Gold Fields Limited (“Gold Fields”) and IAMgold Corporation (“IAMgold”) to prepare an ITR on Agnew Gold Mine, Western Australia (“Agnew”) in support of the proposed transaction between Gold Fields and IAMgold.

This ITR has been prepared in accordance with the following:

•                       The Listing Requirements of the TSX; and

•                       The Rules and Companion Policies of the Ontario Securities Commission (“OSC”) enacted by Section 143 of the Securities Act, specifically:

•         National Instrument 43-101 Standards of Disclosure for Mineral Projects (“National Instrument 43-101”),

•         Form 43-101F1 (the “Form”),

•         Companion Policy 43-101 CP (the “Companion Policy”).

In accordance with the applicable Rules and Companion Policies, this ITR has been prepared under the direction of the Qualified Persons (“QPs”) who assume overall professional responsibility for this ITR.  The ITR, however, is published by SRK, the commissioned entity, and accordingly SRK assumes responsibility for the views expressed herein.  Consequently with respect to all references to QPs and SRK: ‘all references to SRK mean the QP and vice-versa’.

The ITR principally comprises a technical-economic appraisal of the Agnew Gold Mine and has been prepared in accordance with the Rules and Companion Policies stated above.

2.2                               Purpose of the ITR

The proposed transaction means the acquisition by IAMGold of the Acquired Interests from Gold Fields and its affiliates and the issue by IAMGold of the Consideration Shares to Gold Fields and its affiliates as consideration thereof, resulting in the acquisition by IAMGold of all of the interests of Gold Fields in certain of its subsidiaries which collectively hold all of the mining assets of Gold Fields located outside of Southern African Development Community (“SADC”).

In this regard Gold Fields will transfer to IAMgold ownership of its interests in:

•                  Orogen Holding (BVI) Limited (“Orogen”):  Orogen holds Gold Fields indirect interests of:

•                  100% of St Ives Gold Mine, Western Australia (“St Ives”),

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•            100% of Agnew Gold Mine, Western Australia (“Agnew”),

•            80.7% of Cerro Corona development property, Peru (currently under option),

•            100% of Arctic Platinum Project, Finland,

•            a portfolio of other exploration properties and investments;

•                  Gold Fields Ghana Holdings Limited (“GF Ghana Holdings”):  GF Ghana Holdings holds Gold Fields indirect interests of:

•            71.1% interest in and claim on loan account against Gold Fields Ghana Limited, which owns and operates the Tarkwa Gold Mine, Ghana,

•            71.1% interest in Abosso Goldfields Limited, which owns and operates the Damang Gold Mine, Ghana; and

•                  Gold Fields Guernsey Limited, which include a portfolio of exploration properties and investments.

For the transfer of ownership Gold Fields will be issued with 351,690,218 IAMgold Shares in addition to a number of IAMgold Shares equivalent to the net cash contributions made by Gold Fields into the Acquired Companies between 24 June 2004 and the Completion Date.

SRK has been informed that Gold Fields and IAMgold have signed definitive agreements to implement the Transaction on September 29, 2004 subject to satisfaction of certain conditions precedent.

This ITR principally comprises a technical-economic appraisal of Agnew and has been prepared in compliance with the Securities Act – National Instrument 43-101 Standards of Disclosure of Mineral Projects, Form 43-101F1, Technical Report, and Companion Policy 43-101CP.  Specifically Part 4 Obligation to File a Technical Report (Section 4.2, Subsection (1)3) in support of the Joint Information Circular to be sent to the IAMgold and Shareholders.

2.3          Sources of Information

The ITR has been prepared based on information provided by the management of Gold Fields, specifically the management of Agnew, and taken in good faith by SRK.  SRK has not independently verified by means of re-calculation of the underlying data, however SRK has:

•                undertaken inspection visits to surface and underground operations, processing facilities, surface structures and associated infrastructure at Agnew during August and September 2004;

•                held discussion and enquiry following access to key personnel based at the individual site operations and at head office;

•                reviewed and, where considered appropriate by SRK, modified Agnew’ estimates and their classification of Mineral Resources and Mineral Reserves;

•                reviewed Agnew’ plans and supporting documentation and, where considered appropriate by SRK, modified Agnew’ LoM plans and the associated Technical-economic Projections (“TePs”), including assumptions regarding future operating costs, capital expenditures and gold production; and

•                examined historical information and results made available by Agnew in respect of the individual operations in support of, in particular, the forecasts contained in the LoM plans and one-year budgets.

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Key documentation provided to SRK in support of this ITR and as generated by Agnew is:

•               Competent Persons Report for Mineral Resources and Ore Reserves, June 2004 prepared by Agnew Gold Mining Company Pty Limited (“Agnew CPR”); and

•               Strategic Business Plan commencing July 2005, depleting the Mineral Reserves as declared in the Agnew CPR;

•                Actual monthly results for the periods: January 2002 to August 2004 inclusive.

•                Projected performance for the periods:

•                July 2004 to June 2005 – in the form of a revised budget forecast on a monthly basis finalised in August 2004,

•                Strategic Business Plan (“SBP”) in the form of an annual cash flow model depleting the Mineral Reserves and including depletion where deemed appropriate by the management of Agnew of Mineral Resources not yet modified to Mineral Reserves due to ongoing but incomplete technical studies.

SRK has satisfied itself that such information is both appropriate and valid for valuation as reported herein.  SRK considers that with respect to all material technical-economic matters it has undertaken all necessary investigations to ensure compliance, both in terms of level of investigation and level of disclosure.

In doing so SRK has not reproduced the information provided to it by Agnew without due consideration or appropriate modification.  Notwithstanding this comment, SRK has not recalculated the base information supporting the Mineral Resource estimates as derived from bore-hole and assay data, this given the generally extensive history of Agnew and geological investigations undertaken by Agnew and previous owners.  SRK has, however undertaken sufficient checks through the course of its investigations to enable an appropriate level of reliance to be placed on such data, as provided.

Where fundamental base data has been provided (LoM plans, capital expenditures, operating budgets etc) for the purposes of review, SRK recognise the requirements of 43-101F1 Item 25 and accordingly state that SRK has performed all necessary validation and verification procedures deemed appropriate in order to place an appropriate level of reliance on such information.

2.4                               Effective Date

The effective date (the “Effective Date”) of this ITR is deemed to be 01 July 2004, and is co-incident with the Valuation Date and cash flow projections as incorporated herein.  The valuation of Agnew (the “Valuation”) is dependent upon the following:

•               Technical information as generated by Agnew in accordance with their annual planning process defined as the Base Information Date (“BID”), which in the case of Agnew is 01 July 2004; and

•               Adjustments to all technical information to reflect depletion, historical performance and any additional material information provided from the BID to the Effective Date.

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3                                         RELIANCE ON OTHER EXPERTS

In compliance with Form 43-101F1 Technical Report Item 5, this Section provides details on the reliance that SRK has placed on other experts, specifically in the discipline areas of:

•                  Technical Reliance;

•                  Legal Reliance; and

•                  Financial and Accountancy Reliance.

3.1                               Technical Reliance

SRK places reliance on Agnew’s Qualified Persons that all technical information provided to SRK as at 01 July 2004, is both valid and accurate for the purpose of compiling this ITR.  The information with respect to Mineral Resources and Ore Reserves as stated by Agnew has been prepared under the direction of each individual as named in Table 3.1

Table                             3.1                  Agnew:  Qualified Persons in terms of Technical Reliance

Name	Discipline	Qualification	Relevant Experience	Professional Membership
Agnew

Louw Smith	Resource and Reserve Estimation	B.Sc (Hons) Geology; B Comm; M.Sc Mining (Business Economics)	1 Year at Agnew	AusIMM
Dan Baldwin	Resource Estimation	B.Sc (Hons) Geology; Grad.Dip. (Business)	2 years at Agnew	AusIMM

Wayne Pope	Reserve Estimation	B.Eng Mining	Over 4 years at Agnew	AusIMM

SRK

Phil Jankowski	Resource Estimation	BSc (geology), MSc (deposit evaluation)	16 years in the Gold Mining Industry	AusIMM
Mike Warren	Reserve Estimation	BSc (Mining), MBA	30 years in the Mining Industry	AusIMM

(1)                                  The Mineral Resourcess and Mineral Reseves have been generated by a team of 20 professional staff, six of which are professionally registered.  The staff complement is split into management teams whom take responsibility for eaxh of the primary resource areas, namely Waroonga Complex, Redeemer Complex, Crusader/Deliverer Complex, Songvang and Miranda/Vivien JV.

3.2                               Legal Reliance

In consideration of all legal aspects relating to the declaration of the Mineral Resources, Mineral Reserves and valuation of Agnew, SRK has placed reliance on representatives employed by Gold Fields that the following legal aspects/statements are correct as at 1 July 2004.

•                  a statement by the Directors of Gold Fields “that any legal proceedings that may have an influence on the rights to explore for to continue to exploit minerals…” or an appropriate negative statement, has been included in the body of the various circulars relating to the Transaction;

•                  that the legal ownership and entitlement of all mineral and surface rights has been verified; and

•                  that no significant legal issues exists which would affect the likely viability of a project and /or the estimation and classification of the Mineral Reserve and Mineral Resources as reported herein.

3.3                               Accounting and Financial Reliance

3.3.1                     Accounting Reliance

In consideration of all financial aspects relating to the valuation of Agnew, SRK has placed reliance on Agnew’s Financial Officer that the following information is accurate as at 01 July 2004:

•                  assessed losses;

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•                  opening balances for debtors, creditors and stores; and

•                  working capital and taxation logic.

The information with respect to the above accounting disclaimer has been prepared under the direction of the FO of Agnew whom provided the data contained in Table 3.2.

Table                             3.2                  Agnew:  Accounting Inputs as at 30 June 2004

Input	Units	Amount
Assessed Losses	(USDk)	104,910
Tax Rate	(%)	30%
Debtors	(USDk)	1,812
Creditors	(USDk)	-7,106
Stores	(USDk)	3,767
Debtors	(days)	7
Creditors	(days)	30
Royalties	(days)	7
Stores	(days)	90

3.3.2                     Financial Reliance

In generating the valuation of Agnew, SRK has relied upon the commodity price and macro economic forecasts as included in Table 3.3, which have been generated by NM Rothschild’s (Washington), Financial Advisors to Gold Fields.

Taking cognisance of the volatile nature of both the gold price (USD/oz) and the exchange rate between the USD and both the ZAR and AUD, SRK has run sensitivities on revenue ranging between -30% and + 30% to these macro-economic projections as discussed in the risks and opportunities in Section 17 of this ITR:

Table                               3.3                  Agnew: Macro-Economic Inputs

Parameter	(Units)	2004	2005	2006	2007
Gold Price(1)
Real-terms	(USD/oz)	400	400	400	400
Nominal Terms	(USD/oz)	404	412	420	429
Inflation(2)
US CPI	(%)	1.00%	2.00%	2.00%	2.00%
AUS CPI	(%)	1.50%	3.00%	3.00%	3.00%
Exchange Rates(3)
Real-terms	(AUD:USD)	1.43	1.43	1.43	1.43
Nominal-Terms	(AUD:USD)	1.44	1.45	1.47	1.48

(1)                                      Assumed to be the average price achieved over the period.

(2)                                      Assumed to be the average inflation over the period

(3)                                      Assumed to be the average exchange rate over the period – (nominal forecasts based based on CPI diferential)

3.4                               Warranties and Limitations

SRK’s opinion is effective 01 July 2004 and is based on information provided by Gold Fields and specifically the management of Agnew throughout the course of SRK’s investigations, which in turn reflect various technical-economic conditions prevailing at the time of writing.  These conditions can change significantly over relatively short periods of time and as such the information and opinions contained in this report may be subject to change.

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In this ITR, SRK provides assurances to the directors of Gold Fields that the TePs, including production profiles, operating expenditures and capital expenditures, as provided to SRK by Agnew and reviewed and, where deemed appropriate to do so, modified by SRK, are reasonable, given the information currently available.

The achievability of LoM plans, budgets and forecasts are neither warranted nor guaranteed by SRK.  The forecasts as presented and discussed herein have been proposed by Agnew’s management and cannot be assured; they are necessarily based on economic assumptions, many of which are beyond management control.  Future cash flows and profits derived from such forecasts are inherently uncertain and actual results may be significantly more or less favourable.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages.  Such calculations may involve a degree of rounding and consequently introduce an error.  Where such errors occur, SRK does not consider them to be material.

3.5                               Disclaimers and Cautionary Statements for US Investors

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce from.  Certain terms are used in this report, such as “resources”, that the SEC guidelines strictly prohibit companies from including in filings.

Ore Reserve estimates are based on many factors, including, in this case, data with respect to drilling and sampling.  Ore Reserves are derived from estimates of future technical factors, future production costs, future capital expenditure, future product prices and the exchange rate between the Australian Dollar (“AUD”) and the United States Dollar (“USD”) and the South African Rand (“ZAR”).  The Ore Reserve estimates contained in this report should not be interpreted as assurances of the economic life of the Mining Assets or the future profitability of operations.  As Ore Reserves are only estimates based on the factors and assumptions described herein, future Ore Reserve estimates may need to be revised.  For example, if production costs increase or product prices decrease, a portion of the current Mineral Resources, from which the Ore Reserves are derived, may become uneconomical to recover and would therefore result in lower estimated Ore Reserves.

The LoM plans, the TEP’s and the Financial Model (“FM”) include forward-looking statements in compliance with the requirements of National Instrument 43-101.  These forward-looking statements are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

3.6                               Qualifications of Authors

The SRK Group comprises 500 staff, offering expertise in a wide range of resource engineering disciplines.  The SRK Group’s independence is ensured by the fact that it holds no equity in any project.  This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgment issues.  The SRK Group has a demonstrated track record in undertaking independent assessments of resources and reserves, project evaluations and audits, ITRs and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide.  The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.  SRK also has specific experience in commissions of this nature.

This ITR has been prepared based on a technical and economic review by a team of 7 consultants sourced from the SRK Group’s offices in Australia over a two-month period.  These consultants are

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specialists in the fields of geology, resource and reserve estimation and classification, underground and open-pit mining, rock engineering, metallurgical processing, hydrogeology and hydrology, tailings management, infrastructure, environmental management and mineral economics.

Neither SRK nor any of its employees and associates employed in the preparation of this report has any significant beneficial interest in Agnew or in the assets of Gold Fields. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

The individuals who have provided input to this ITR, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

•                  Edward Clerk: Environmental – B.Sc (Hons) (environmental science);

•                  Keith Leather:  Metallurgy and Tailings – B.Eng (metallurgy) and Fellow AusIMM, Member IMM;

•                  Jonathan Suthers:  Valuation – B.Eng (Hons) (mining);

•                  Michael Warren: Surface Mining and Mineral Reserves – B.Sc (mining), MBA and Member AusIMM;

•                  Philip Jankowski:  Geology and Mineral Resources – B.Sc (geology) M.Sc (Ore deposit geology and evaluation) and Member AusIMM;

•                  Sally Griffin:  Technical-economic Projections – B.Sc (Geology), MCom (finance) and a graduate member AusIMM;

•                  Thomas Schrimpf: Underground Mining and Mineral Reserves – Dipl.Ing and Member AusIMM;

In compliance with 43-101F1 Part 5 subsection 5.1 this ITR has been prepared by and /or under the supervision of the following Qualified Persons:

•                  the Qualified Person with overall responsibility for the compilation of this ITR is Mr. Michael Warren, B.Sc(Mining), MBA and Member AusIMM who is an employee of SRK.  Mr. Warren is a mining engineer with 25 years experience in the mining industry and has supervised numerous due-diligence reviews and various technical studies on similar gold mining assets during the past five-years.  In compliance with the 43-101F1 requirements, Mr. Warren also assumes responsibility for the reporting of Mineral Reserves as included in this ITR; and

•                  the Qualified Person with responsibility for reported Mineral Resources is Mr. Philip Jankowski, B.Sc (geology) M.Sc (Ore deposit geology and evaluation) and Member AusIMM who is an employee of SRK.  Mr. Jankowski is a mining geologist with 16 years experience in the mining industry and has been responsible for the reporting of Mineral Resources on various gold mining properties, specifically specialising in resource estimation, mine geology and grade control.

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4                                         PROPERTY DESCRIPTIONS AND LOCATION

In compliance with Form 43-101F1 Technical Report Item 6, this section provides detail in terms of:

•                  the location of the property;

•                  the size of the property and a current surface plan;

•                  the tenement details and associated rights to exploit minerals;

•                  the legal status of the tenements and rights including the ownership and any applicable royalties; and

•                  the environmental permitting and associated binding commitments.

4.1                               Location

The main Agnew site office is located in the Township of Agnew, situated 23km southwest of the town of Leinster in Western Australia, approximately 1,050km (by road) northeast of Perth.  Located approximately at latitude 27°55`S and longitude 120°42`E in the Norseman-Wiluna Greenstone Belt, the nearest major settlement is the town of Leonora situated 128km south. Figure 4.1 shows the geographic location of Agnew in Western Australia.

Figure                          4.1                  Agnew:  Geographic Location in Western Australia

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The site extends over 60km and covers an area of approximately 75,000ha.  Figure 4.2 shows the extent of the property boundaries and the current and historical working areas and current infrastructure within the property.

4.2                               Overview

Gold production from the Agnew area commenced in the early 1900s, and has produced approximately 20.8Mt at 4.4g/t yielding 2.9Mozs from 6 open-pit and 3 underground mining operations.

During 2003, Agnew produced from 1 open-pit (last production February 2003) and 2 underground mining operations in conjunction with the Agnew mill/CIP processing plant of 1.2Mtpa capacity.  Agnew is budgeted to produce approximately 196koz of gold in 2004 primarily from underground operations, however the new Songvang Open-pit is due to commence in October 2004.

Mineral Resources and Ore Reserves reported at Agnew were generally reported from evaluations under a standard set of cost assumptions, and at a gold price of AUD650/oz and AUD580/oz, respectively.  Mineral Resources for selected projects were reported under strategic cost assumptions, and a further minority were reported above cut-offs without the benefit of evaluations.

Table 4.1 summarises the operational Key Performance Indicators since Agnew was acquired and operated by Gold Fields in December 2001. The table reports in calendar years from January 2002.

Table                               4.1                  Agnew:  Key Performance Indicators

MINING	Units	2002 12mth Act	2003 12mth Act	2004(1) 6mth Act
Total Mining(2)
Ore Tonnes Hoist	(kt)	2,367	599	239
Head Grade Hoist	(g/t)	2.7	7.8	12.2
Contained Gold	(koz)	206	150	93
Underground
Ore Tonnes Hoist	(kt)	214	363	218
Head Grade Hoist	(g/t)	9.2	11.5	13.0
Contained Gold	(koz)	63	135	92
Waste Development	(m)	6,858	5,396	2,041
Ore Development	(m)	0	1,288	665
Open-pit
Ore Tonnes Mined	(kt)	2,152	236	20
Head Grade Mined	(g/t)	2.1	2.1	2.9
Contained Gold	(koz)	143	16	2
Waste BCM Mined	(bcmk)	4,259	34	0
Ore BCM Mined	(bcmk)	794	100	10
Strip Ratio	(bcmw:bcmo)	5.4	0.3	0.0
PROCESSING
Total Processing(3)
Tonnes Processed	(kt)	1,206	1,237	582
Head Grade	(g/t)	3.8	4.6	6.0
Gold to Process	(koz)	147	182	113
Gold Recovered	(%)	91.3%	91.9%	93.8%
Gold Produced	(koz)	134	168	106
Gold Sold	(koz)	137	169	105
LABOUR
Permanents	(No.)	90	96	96
Temporary / short term	(No.)	21	9	6
Contractors	(No.)	254	159	172
TEC	(No.)	365	264	274

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MINING	Units	2002 12mth Act	2003 12mth Act	2004(1) 6mth Act
Terminations/Resignations	(No.)	14	20	13
Annualised Turnover (permanent)	(%)	15%	21%	14%
SAFETY
Hours worked		99,642	68,229	33,665
Fatalities	(No.)	0	0	0
L.T.I	(i/mmhrs)	1	0	0
M.T.I	(i/mmhrs)	2	1	1
(LTI +MTI) Frequency Rate	(i/mmhrs)	25	13	30
FINANCIAL
Closing Exchange Rate	(AUD:USD)	0.54	0.66	0.74
Gold Price Received (spot)	(USD/oz)	311	366	400
Gold Price Received (spot)	(AUD/oz)	573	555	543
Revenue	(USDk)	42,581	62,089	42,272
Royalty	(USDk)	987	1,575	1,087
Direct Mining Costs	(USDk)	27,761	19,403	10,950
Surface Cartage Costs	(USDk)	302	753	619
Direct Processing Costs	(USDk)	7,932	9,583	6,002
Direct G&A onsite Costs	(USDk)	976	925	1,290
Direct G&A offside Costs	(USDk)	1,390	934	648
Direct Operating Costs	(USDk)	38,360	31,598	19,509
Unit Operating Costs	(USD/t)	31.80	25.55	33.52
	(USD/oz)	281	187	185
Total Capital	(USDk)	18,124	17,726	10,418
Total Cash Expenditure	USD/oz	413	292	284

(1)                                  six-months actual results to June 2004.

(2)                                  Sourced from 2 underground operations and 1 open-pit operation.

(3)                                  Processing includes material from stockpiles.Total processing is the combine through using a combination of CIL and Heap Leach processing.

4.3                               Tenements and Rights

In Australia, with few exceptions, all onshore mineral rights are reserved to the government of the relevant state or territory.  Exploration for and mining of minerals is regulated by the mining legislation of that state or territory and controlled by the relevant state or territory department.  Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes.  Heritage legislation may operate to preclude or regulate the disturbance of a particular area.  In most Australian states, if the holder of an exploration licence establishes indications of an economic mineral deposit and expends a minimum level of investment, it may apply for a mining lease which gives the holder exclusive mining rights with respect to all minerals on the property.  It is possible for one person to own the surface of the property and for another to own the mineral rights.  The maximum initial term of a mining lease is 21 years and the holder has the right to renew the lease for a further period of 21 years.  Subsequent renewals are subject to the minister’s discretion and the lease can only be assigned with the consent of the relevant minister. Royalties are payable as specified in the relevant legislation in each state or territory.  A general-purpose lease may also be granted for one or more of a number of permitted purposes.  These purposes include erecting, placing and operating machinery in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.

Table 4.2 list the current (and applied for) tenement holdings for Agnew, Table 4.3 list the current (and applied for) tenements for the Miranda Farm-in and Exploration Joint Venture Agreement between Agnew and BMV Properties Ltd (“BMV”).

On 10 September 2002, Agnew and BMV also entered into the Vivien Farm-in and Joint Venture Agreement.  Agnew has met the minimum expenditure requirement of AUD0.7m within the specified

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period.  Agnew is currently completing a feasibility study (also required as part of the JV agreement prior to 10 September 2004), following the outcome of this study Agnew will make the decision to develop the project.  Until such time a commitment is made Agnew does not hold any interests in the properties and is limited to a preferential option only.

Table                             4.2                  Agnew:  Tenement Holdings

Summary	No. of Licences	Status	Rent (AUD/annum)	Commitment (AUD)	Ownership	Interest (%)	Area (Ha)	Classification
Exploration Licence
AGM	2	Granted	990	40,000	AGM	100%	2,800	OR
AGM	3	Granted	396	30,000	AGM	100%	1,400	OL
AGM	4	Granted	4,950	80,000	AGM	100%	14,000	N/A
Subtotal	9		6,336	150,000			18,200
Exploration Licence
AGM	1	Application	0	0	AGM	100%	280	OR
AGM	1	Application	0	0	AGM	100%	1,960	N/A
Subtotal	2		0	0			2,240
Miscellaneous Licence
AGM	1	Granted	35	0	AGM	100%	2	W
Subtotal	1		35	0			2
Miscellaneous Licence
AGM	3	Application	0	0	AGM	100%	122	N/A
Subtotal	3		0	0			122
Mining Title - AGM
AGM	14	Granted	86,237	666,600	AGM	100%	6,582	OL
Subtotal	14		86,237	666,600			6,582
Mining Title - AGM
AGM	5	Applications	0	0	AGM	100%	3,220	OR
AGM	5	Applications	0	0	AGM	100%	1,880	OL
Subtotal	10		0	0			5,100
Prospecting Licence
AGM	2	Granted	613	13,120	AGM	100%	327	OR
AGM	2	Granted	123	4,240	AGM	100%	55	OL
Subtotal	4		737	17,360			383
Prospecting Licence
AGM	1	Applications	0	0	AGM	100%	198	N/A
Subtotal	1		0	0			198
Total	44		93,344	833,960			32,826

(1)                            OR = Nickel Option Tenement: WMC reserves the right in respect to any Nickel Option Tenement to either exercise a right of pre-emption to benefit from the treatment or sale of any form of nickel ore won from any Nickel Option Tenement OR to charge a royalty on nickel won from a Nickel Option Tenement.

(2)                            OL = Nickel Reservation: WMC reserves the right to explore for nickel on any Nickel Reservation Tenement and where economically viable mine or process it by such means as WMC chooses.

(3)                            W = Miscellaneous Licence.

(4)                            N/A = no extraordinary conditions.

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Table                               4.3                  Agnew BMV: JV Tenement Holdings

Summary	No. of Licences	Status	Rent (AUD/annum)	Commitment (AUD)	Ownership	Interest (%)	Area (Ha)	Classification
Exploration Licence
BMV Agnew JV	5	Granted	2,334	75,000	BMV	60%	6,431	N/A
Subtotal	5		2,334	75,000			6,431
Exploration Licence
BMV Agnew JV	1	Application	0	0	BMV	60%	280	N/A
Subtotal	1		0	0			280
Mining Title - AGM
BMV Agnew JV	38	Granted	326,268	2,492,500	BMV	60%	24,919	N/A
Subtotal	38		326,268	2,492,500			24,919
Mining Title - AGM
BMV Agnew JV	22	Applications	0	0	BMV	60%	10,018	N/A
Subtotal	22		0	0			10,018
Prospecting Licence
BMV Agnew JV	7	Granted	1,025	25,520	BMV	60%	544	N/A
Subtotal	7		1,025	25,520			544
Total	73		329,627	2,593,020			42,192

(1)                            N/A = no extraordinary conditions.

In summary, Agnew holds 4 prospecting licences (383ha), 9 exploration licences (18,200ha), 14 Mining titles (6,582ha) and 1 miscellaneous licence (2ha).  The total area of these granted licences cover 25,167ha and all reported Mineral Reserves and associated infrastructure required to exploit them are contained within this area.

In addition the tenements at application status cover 7,660ha and in Joint venture there is an additional 31,894ha of granted licences and 10,298ha of applications.

The total site therefore covers an approximate area of 75,000ha, with an additional 1,800ha covering the Vivien JV area.

Figure 4.4 shows the geographic location and extent of the granted tenements listed in Table 4.2.

4.3.1                     Licences for Mining Tenements

The Agnew properties are situated on Crown Land which requires that a mining title be obtained from the Department of Industry and Resources before any mining operations may be undertaken.  The mining tenements applicable to Agnew under the Mining Act 1976 are:

•                  Prospecting Licence (“PL”) (Sections 40-56):  Maximum area is 200Ha; which must be marked out and an application fee and rental is payable.  There are no limits to the number of licences a person or company can hold, but security or bond is required in respect of each licence.   The term for a licence is 4 years.  Without prior approval the extraction is limited to 500 tonnes of material from the ground;

•                  Exploration Licence (“EL”) (Sections 57-69):  On 28 June 1991 a graticular boundary (block) system was introduced for exploration licences.  The minimum size of the licence is one block and the maximum is seventy blocks.  Agnew has ELs ranging between 3 and 17 blocks.  The exploration is not marked out, however an application fee and rental is payable.  The term is five-years (negotiable) and a disturbance bond is retainable. Without prior approval the extraction is limited to 1,000 tonnes of material from the ground;

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•                  Mining Lease (“ML”)/Mining Licence (“M”) (Sections 71-85): The maximum area for a ML/M is 1,000ha and the area must be marked out.  Application fees and rental are payable, with no limits on the number of leases held.  A term of 21-years is awarded and can be extended.  The lessee of a mining lease may work the mine and land, carry out mining operations in, on or under the land, subject to conditions of title;

•                  Miscellaneous Licences (“L”) (Sections 91-94):  No Maximum area, however licence area must be marked out.  The licence is for purposes such as roads, pipelines etc. An application fee and rental is applicable, with no limitation on number held.  The term is five-years.  This licence type can be applied over and co-exist with other licences; and

•                  General Purpose Lease (“GPL”) (Sections 86-90):  A maximum area of 10ha and must be marked out and are limited to a depth of excavations, which unless specified defaults at 15m. A GPL is for purposes such as operating machinery, disposing of tailings etc.  There is no limit on the number of licence and the term is for 21-years with an applicable fee and rental.

Agnew use the Geocentric Datum of Australia (GDA94) to set-out all property boundaries and local mine grid system when generating and presenting working plans.  SRK considers this system to be appropriate.

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Figure                          4.2                  Agnew:  Tenement Areas

4.3.2                     Tenement Status

The legal entitlement, tenement type, commitment summaries, grant and renewal dates, rentals and Shire awards are all freely available to the general public on a comprehensive government web site.  The tenements can be grouped together as a package, and the current mining expenditure can be apportioned to the package, as opposed to the individual lease boundaries, this allows for the financial commitments to be easily honoured on a package basis.

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Agnew holds some 29 individual licences that have expiration dates ranging between 2005 and 2021 therefore Gold Fields has an in house tenement management team to ensure that no potential oversights with the timing of payments, commitments and renewals occur.

As part of the Grant conditions any material changes to the operation, from that submitted at the time of application, has to be re-approved following receipt of a notice of intent (“NoI”) supported by an appropriate level of technical documentation describing the new use of the collective Mining Licence,

A list of the NoIs that have recently been submitted are provided in Table 14.2 in Section 14.

SRK has been informed by and relied upon Gold Field’s legal council, as referenced in Section 3.2, that Agnew has legal entitlement to all its stated Mining Tenements with appropriately granted licences and leases.  SRK therefore consider that with timeously presented NoIs, renewal applications and continued financial commitment, there are no material issues identified that relate to tenements that would negatively impact on the projected depletion of the current Mineral Reserves and SBP.  In addition SRK has been informed that all rentals and expenditure commitments have been met and that appropriate provision for future commitments is included in the forward projects and presented cash flows in Section 19.

4.4                               Property Related Encumbrances

All minerals extracted from the Agnew tenements are subject to a State Royalty of 2.5% of received revenue, payable before any other deductions.  Agnew accounts for this front-end royalty in both its cut-off grade estimates and financial provisions.

Aside from this State Royalty, Agnew has one other permitted encumbrance with “a gold royalty payable to Normandy Wiluna Gold Pty Ltd equal to 3% of each ounce of Refined Gold after 25,000 ounces pursuant to an agreement between Normandy Wiluna Gold Pty Ltd and Consolidated Gold Pty Ltd dated 24 April 1997”.  This forms part of the Vivien FI and JV agreement, however a this point in time no Mineral Reserves are reported for the Vivien FI and JV agreement.

4.5                               Environmental Bonds

As part of the environmental approval process and prior to the granting of licences and permits, a bond amount has to be lodged. The amount reflects the estimated closure liability at the time the approvals are assessed and based on the mining or exploration plan forming part of the application.  Agnew has to date lodged some USD2.3m associated with the granted licences summarised in Table 14.4.

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5                                         ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

In compliance with Form 43-101F1 Technical Report Item 7, this section provides detail in terms of:

•             Topography, elevation and vegetation;

•             Access to the property;

•             The proximity of the property to a populated centre, and the nature of transport;

•             Climate and length of the operating season;

•             The surface area available for waste dumps, processing facilities and tailings disposal; and

•             Availability of power, water and mining personnel.

5.1                               Climate

Agnew lies in an arid region of Western Australia and the weather patterns are determined by synoptic conditions. In the summer, the anticyclones are positioned well south of the area causing predominantly easterly winds with warm to hot conditions prevailing. When a trough forms as the anticyclone moves eastwards, wind directions change and the high and middle level cloud associated with the trough can cause occasional thunderstorms. A few rain bearing cyclonic depressions come from the northwest during the late summer causing widespread rain and occasional flooding. The winter pattern is characterised by the anticyclones being centered further north and the wind direction changes to north to north-westerly. Although frontal activity from southern depressions rarely reach this far north there is some interaction with middle level cloud from the north west resulting in winter rains.

The average rainfall for the area is approximately 230mm per annum and is received in the late summer to middle winter with the driest period of the year occurring between September and December.

The temperatures in the area show marked fluctuations between the seasons, and during the day and night. Due to the low humidity and absence of cloud cover there is little to restrict incoming and outgoing radiation hence the diurnal fluctuations. Summer temperatures reach as high as 45°C but are usually 35°C to 40°C, and in the winter months frosts are experienced on some mornings but on average the temperature is in the range of 10°C to 15°C.

In the summer months evaporation can be as high as 550mm and winter months falls to around 120mm.

There is rarely an occasion when site access is unavailable due to climatic conditions or operations suspended due to adverse weather conditions.

5.2                               Landform

Agnew is approximately 380m above sea level with a regional landform that is flat to gently undulating, consisting of rounded stable crests and rocky outcrops with stripped slopes and shallow valleys draining to stony plains.

Occasional breakaway scarps up to 20m high with scree slopes occur as a result of differential stripping of the regolith. Minor drainage channels flow into a chain of salt lakes, which appear to represent ancient river systems. These systems ultimately drain either towards the Nullarbor Plain in the east or the Indian Ocean in the west.

The Agnew region, along with much of the Yilgarn Craton, is covered by a deeply weathered lateritic horizon which has been partly eroded and buried by materials of diverse origins. Plains are generally

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dominated by sediments of various ages (Permian to Recent) which have been derived locally or distally, with thicknesses varying up to tens of metres. Some of the earlier sediments have undergone further weathering and ferruginisation and may resemble the underlying residual regolith. The extent of weathering varies from approximately 20m over felsic bedrock to a maximum of 60m to 70m over mafic and ultramafic bedrock.

5.3                               Vegetation

Vegetation in the area is sparse and consists of eucalyptus, mulga, halophytic shrubs with few grasses and annual forbs.

5.4                               Access Infrastructure, Primary Services and Locality to Settlements

The site is accessed by public tarred roads which are generally well maintained by State road services and as such no material access issues for services and supplies are apparent.

Power is supplied via a long-term (to 2011) a “take-or-pay” contract with WMC.  There is more than adequate off-take in this agreement and as such the power is currently costing more than industry average.  The situation will however ease once the new plant is in production and the off-take will increase to a point that the unit rates will be more competitive.

All water needed for site activities is supplied by boreholes.  Water for the processing plant is supplied directly from boreholes. Any potable drinking water is processed through a Reverse Osmosis Treatment Plant (“ROP”) that processes the water in line with ANZEC Australian Drinking Water Quality Standards.  The township at Agnew is supplied with water from the Agnew town borehole, while the township at Leinster is supplied from WMC’s boreholes located within WMC’s borehole license area.

Agnew is required to submit annual water returns to the Water and Rivers Commission.  Fines may be imposed on Agnew by this Commission for exceeding the extraction limit on individual licenses, but there is a no material risk of the licence being revoked.

The township at Leinster is owned and operated by WMC.  Agnew has a contract in place with WMC, whereby 280 single persons quarters (SPQs) and 40 houses will be made available to Agnew staff, with the option to increase this allocation, subject to availability (at present, Agnew hold 57 houses in the town).  In return, Agnew pays a fixed cost for town infrastructure maintenance and a unit rate per SPQ per night (includes accommodation, food and utilities).

The operation is a FIFO operation with only 20% of staff (approx) electing to live in Leinster full time (residential staff).  WMC charters a Qantas flight from Perth to Leinster return twice daily on Monday-Thursday, once daily on Friday and Sunday and no flights on Saturday.  In addition to the usual rotation flights, each staff member (including residential staff) are offered 4 return flights to Perth per quarter (restricted to low load flights) as part of their package.  They can be taken by family or friends (or themselves in the case of residential staff). Agnew currently employs approximately 300 people and is considered adequately resourced.

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6                                     HISTORY

In compliance with Form 43-101F1 Technical Report Item 6, this Section provides detail in terms of:

•                  the prior ownership of the property and any relevant ownership changes;

•                  the type, amount, quality and results of explorations and/or development work undertaken by the current and previous owners;

•                  the historical Mineral Resources and Mineral Reserve Estimates in accordance with Section 2.4 of the Instrument; and

•                  historical production estimates.

6.1                               History of Ownership

Pre 1970:  Gold was first discovered in the region in 1895 at Lawlers, 10km south of the Agnew Township.  The Agnew Waroonga area was developed shortly afterwards by Bewick Moreing, with ore being trammed 10km to the existing Great Eastern mine. Waroonga was mined up until 1912, and closed due to poor performance of Bewick Moreing combined operations in the area.

A new company, the Waroonga Gold Mining Co. Ltd., acquired the Waroonga mine from the liquidator in 1913. Mining was mainly limited to tribute works and slimes re-treatment, restricted at the time by a reported lack of investor capital and low gold prices.

Local entrepreneur Claude de Bernales became interested in the area in the early 1930’s. He formed the East Murchison United Gold Mines (“EMU”) and purchased the Waroonga lease in 1934 for GBP5,500 installing a treatment plant in 1936. The Waroonga mine became known as the Emu mine and produced gold between 1937 until 1948, when mining again ceased due to a reported combination of high groundwater inflows and “company problems”.

The mine leases were then acquired by Messrs Trundle and Cock of the Kim Syndicate who investigated the northerly extension of the deposit. The WA Mines Department drilled four diamond boreholes with encouraging results, and a 63m shaft was sunk to investigate the potential for a high grade shoot. They undertook minor drive and crosscut development at this level but were unable to raise funds to develop to deeper levels (where the Kim ore body is worked by Gold Fields).

1970 to 2001:  Western Mining Corporation Limited (“WMC”) explored the mine leases in 1962 and 1963, and again in the mid-1970s. An option to purchase the Emu mine was exercised in 1976 after mineralisation was intersected below the historical workings. The open-pit potential of the area was tested in 1984 by percussion and diamond drilling. Test pitting commenced in 1985, followed by full scale open-pit bulk mining in 1986.

Exploratory underground development commenced in 1989 from which production was maintained until 1992 at which point all mining was again suspended. The underground operations were reportedly not successful due to inappropriate mine design (specifically development drives at 6m by 6m), limited ore potential due to previous mining, and poor grades in the upper levels of the mine north of the historical stoping. Between 1986 and 1992 WMC mined gold from the open-pit and exploratory underground development. The Emu mine was then closed and allowed to flood.

A new phase of drilling was undertaken leading to open-pit operations recommencing in 2001 with the first ore delivered to the mill in May 2001. The name changed back from Emu to Waroonga at this time.

In other nearby leases to the south, WMC entered into a joint venture with Nord Australex Pty Ltd in

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1985 to explore for further Emu style mineralisation. In April of that year the JV discovered the Redeemer ore body through a 4.1ppm gold in a soil sampling anomaly. Successful drilling led to a full purchase of the lease and commencement of an open-pit. The pit produced until 1991.

Underground development commenced in 1989 using sub-level caving methods and these operations were completed in January 2002.

Successful soil sampling exploration led to the discovery of the Deliverer ore body in April 1985. An open-pit was developed to a 50m depth in 1990.

In 1987, the Cox-Crusader ore body was discovered 400m south of Deliverer by Asarco Australia Ltd during exploratory rotary air blast drilling. In the same year, Asarco and Forsayth Mining Services commenced mining of the Cox open-pit before the shallow plunge of the ore body caused the shoot to enter WMC tenements immediately to the north. WMC purchased the Cox leases from Asarco in 1992 and mining on the extended Cox open-pit was completed in 1994. A decline was then developed on the re-named Crusader ore body.

Exploration drilling of the down plunge extensions of the Deliverer ore body led to the discovery of the Pilgrim ore body in the hanging wall of the Deliverer deposit. An open-pit was undertaken at Pilgrim in 2000; however persistent wall failures in the ultramafic host rock hampered mining and led to a premature closure in August 2000.

In 1992, exploration lease, E36/200 (Donegal prospect), was granted to Agnew Gold Operations (“AGO”). The lease area is generally covered by recent lateritic alluvial material, and was tested by two aircore drilling programmes, with 200m and 800m-line spacing and boreholes between 80m and 100m apart. An occurrence of anomalous gold was identified in the west of the exploration lease E36/200 (Donegal prospect). From 1994 to 2000, extensive exploration activities were carried out to test the anomaly, which included:

•                  conventional and enzyme leach soil geochemical orientation surveys;

•                  gravity, magnetic, down-hole conductivity and gradient induced polarisation (IP) geophysical surveys; and

•                  aircore, RC and diamond drilling.

By 2000, several narrow high-grade ore zones were intersected in RC boreholes. Intersections were interpreted as indicating a multiple mineralised system, hosted in sets of steeply east-dipping shear zones. Based on the Emu/Redeemer/Crusader analogues, drilling programmes targeted a north plunging shoot or the favourable line of intersection between west dipping lithologies and a NS striking structure. The initial drilling programmes led to a small non-viable resource of 50koz. The exploration potential of the area was subsequently down graded.

In 2001, exploration lease E36/200 (Donegal prospect) was converted to mining leases M36/450 and M36/352.

Post 2001:  Gold Fields Australia acquired AGO from WMC in December 2001 and formed Agnew Gold Mining Company (“Agnew”).

Agnew continued the cutback on the Waroonga open-pit until closure on the 12th February 2003 with only minor remnant mining occurring since.

In February 2002, an underground decline was commenced to access the Kim and Main Lodes.  By September 2002, the first ore in the Kim ore body was intersected.  Uphole longhole open stoping was

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initially utilised.  A primary/secondary mining method was developed using cement aggregate fill to maximise ore body extraction, the first cement fill was poured in December 2003.  An exploration drive in the Rajah Lode was completed in February 2004.

Agnew continued to mine the Redeemer Underground mine until closure on the 26th January 2002.

The Crusader complex continues to provide a valuable ore source.  Mining in the lower levels in Crusader was completed in March 2002 after the down plunge extension of the Crusader ore shoot was closed off by underground diamond drilling.  Remnant mining in the upper levels of this shoot will continue through to at least November 2004.

Underground development to access the Deliverer ore body from the Crusader decline commenced in December 2001 to coincide with the Gold Fields acquisition.  Utilising uphole benching and flatback cut and fill as extraction method, the final underground ore from the Deliverer system is planned to be depleted by August 2004.

Waste access development to the Pilgrim ore body, which is located in the hanging wall of both the Crusader and Deliverer ore bodies, commenced in January 2004 and was prematurely suspended in May 2004 after the ore drive roof caved into the Pilgrim pit.

Exploration efforts are currently focussed to the north on the Claudius ore body, on down plunge extensions of the Claudius resource and on depth extensions of the Pilgrim ore body.

The Songvang project has been supported by Agnew, since the acquisition in December 2001, and extensional and infill drilling resumed in 2002. Subsequent interpretation and modelling have recognized that overturned lithologies are steeply dipping to the east. With the assistance of additional geological information, mineralised ore zones were reinterpreted as plunging to the southeast. Extensional drilling to the south and east furthermore identified a larger mineralised shear zone to the east of the Donegal prospect. The northerly striking shear zone is shallowly dipping to the west (approximately 35°) and plunging to the south at 10° to 15°. The prospect was also renamed as Songvang or ‘River of Gold’ in October 2002, and pre-stripping commenced in September 2004.

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7                                     GEOLOGICAL SETTING, DEPOSIT TYPES AND MINERALISATION

In compliance with Form 43-101F1 Technical Report Item 9, Item 10 and Item 11, this section provides detail in terms of:

•     Concise descriptions of the regional, local and property/deposit geological settings;

•     Mineral deposit types being mined, investigated and explored and relationship between the geological models and the influence on exploration and investigation programmes; and

•               Mineralised zones encountered on the properties, the surrounding rock-types and relevant geological controls, detailing length, width, depth and continuity, together with a description of the types, character and distribution of mineralisation.

7.1                               Regional Geology

The Achaean Norseman-Wiluna Greenstone Belt is a part of the Yilgarn Craton, a 2.6Ga granite-greenstone terrain in Western Australia (Figure 7.1). In comparison to other greenstone belts in the Yilgarn Craton, the Norseman-Wiluna Belt is highly mineralised, particularly in gold and nickel. The rock-types in the belt comprise abundant tholeiitic and komatiitic volcanic rocks, chert, sulphidic and albitic sedimentary rocks, and a chain of discrete felsic volcanic centres. There is relatively little Banded Iron Formation compared with the other greenstone belts of the Yilgarn Craton. The gross structure is markedly linear with NNW-trending strike-slip faults and other tectonic lineaments traceable for hundreds of kilometres which disrupt the greenstone into fault-bound domains. The generalised stratigraphic sequence comprises three mafic-ultramafic units, two felsic volcanic units, and an uppermost epiclastic sequence. It is unclear whether sequences can be correlated between domains, especially as the volcanic-sedimentary sequences are inherently complex and unlikely to be laterally continuous. The nature of the basement on which the greenstone sequence was deposited remains unknown, as does the nature of the basal part of the succession. The oldest rocks appear to be greywackes, shales, tuffs and basalts occurring 130km to the south of Agnew, but all the exposed contacts with adjacent banded gneisses and domal granites are tectonic. The original thickness of the greenstone sequence is uncertain as no complete section is preserved, and the extensive faulting and thrusting has possibly repeated or deleted parts of the sequence.

There were a series of complex and long-lasting structural deformations during and after the metamorphism, during which the majority of the economic gold deposits were formed. Metamorphism has affected all rock-types and ranges from low temperature prehnite-pumpellyite facies to high temperature and pressure amphibolite and granulite facies. Throughout the belt, most of the rocks are low strain and as original igneous textures and structures are well preserved, original rock names are used to describe the geology. Strain is focused in linear shear zones characterised by penetrative planar and linear fabrics and higher metamorphic facies, which are thought to control the location of the majority of economic gold deposits in the belt.

Much of the Yilgarn Craton is deeply weathered and partially covered by Tertiary and Quaternary regolith. Pre-Tertiary lateritic horizons are variably exposed, stripped or buried by later deposits that have in turn been lateritised. The depth of weathering is strongly controlled by original rock-types, with mafic rocks generally being more susceptible to weathering than felsic rocks.

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Figure                          7.1                  Agnew:  Simplified geology of the Norseman-Wiluna greenstone belt

7.2                               Local Geological Setting

7.2.1                     Agnew-Wiluna Geology

The Agnew-Wiluna section of the Norseman-Wiluna Greenstone Belt is bounded by large granitoid bodies and the Ida Fault to the west (Figure 7.2). The Ida Fault, locally termed the Waroonga Shear, is a major regional scale shear zone that defines the western edge of the Kalgoorlie Terrane. The majority of the Agnew orebodies are on the western limb of the Lawlers Anticline, a large open fold, plunging 30° to the north, although economic mineralisation is also formed on the eastern limb (e.g. Vivien), in axial planar positions to the north (e.g. Cams) and in the adjacent Mt White Syncline (e.g. Maria). The greenstones are metamorphosed to upper greenschist-lower amphibolite metamorphic grades.

Archaean rocks within the Agnew mining leases are dominantly covered by transported alluvium, and minor residual soils, or by localised thick accumulations of Permian sedimentary rocks blanketed by more recent clay and sediments.

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Figure         7.2  Agnew:  Geology of the Agnew Deposits

7.2.2                     Stratigraphy

The stratigraphy in the Agnew-Wiluna section is broadly similar to the stratigraphy of the Kambalda Domain, comprising basalt, gabbro, dolerite and ultramafic unconformably overlain by conglomerate, sandstone and greywacke of the Scotty Creek Formation (Table 7.1, Figure 7.3).

Table                7.1 Agnew:  General Stratigraphy of the Agnew Deposits (1)

Formation	Member	Description	Deposits	Formation
Permian		Sandstone and conglomerate
Felsic Porphyry and Volcanics		A flow banded glassy rhyolite breccia or intrusive felsic porphyry occurring locally	Songvang

Scotty Creek Sandstone		Arenites, quartz mica schists. unconformably overlying ultramafics	Zone 2, Zone 3, New Holland/Genesis (Barrick Corp.)
	Mafic Conglomerate	Mafic groundmass containing poorly sorted rounded granite, mafic and ultramafic clasts.	Kim, Main Lode, Rajah	Mafic Conglomerate
	Ultramafic Conglomerate (SC3)	Ultramafic conglomerate containing well rounded ultramafic clasts with minor felsic and mafic clasts.		Ultramafic Conglomerate (SC3)
	Ultramafic Conglomerate (SC2)	Ultramafic conglomerate containing high and low MgO ultramafic clasts, minor felsic clasts		Ultramafic Conglomerate (SC2)
	Ultramafic Conglomerate (SC1)	Ultramafic conglomerate containing felsic and low MgO ultramafic clasts	Redeemer	Ultramafic Conglomerate (SC1)
Agnew Ultramafic	Ultramafic Flow Sequence	Multiple Komatiitic flow units with olivine cumulate bases and spinifex textured pyroxene /olivine flow tops.	Pilgrim	Ultramafic Flow Sequence
	Ultramafic Cumulate	Serpentinised cumulate, increasingly carbonated toward the base.	Crusader, Deliverer, Claudius	Ultramafic Cumulate
Lawlers Basalt		Basement tholeiitic basalt flows, siliceous interflow sediments. Gabbro and dolerite	Songvang

(1)           Table supplied by Agnew Gold Mining Company.

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Figure                   7.3                   Agnew:  Schematic Agnew stratigraphic column showing structural and lithological controls on major resources (1)

7.2.3                     Structure

There were at least three major phases of deformation in the Agnew area. The first was a sub-horizontal shortening that caused isoclinal folding, duplication of stratigraphy by thrusting, and the development of major shear zones such as the Waroonga Shear. The second deformation was an east-west shortening that formed open folds, with the Scotty Creek Sandstone deposited into restricted structurally controlled sedimentary basins. The third deformation was regional wrench faulting with movement on the major thrust faults resulting in the formation of broad anticlines and pinched synforms (Figure 7.4).

The Agnew Anticline and the Mt White Syncline are large scale folds plunging 30° to the north. Dips range from moderate at the nose and shoulders of the folds (e.g. at Waroonga) to steep and slightly overturned along the limbs (e.g. at Songvang).

Aeromagnetics reveal numerous north-south lineaments, interpreted to be axial planar structures, associated with the regional D2 folding, in particular the Lawlers anticline. These structures create flexures at lithological contacts that generate dilational sites for focusing fluid flow. The north-south structures are easily recognised in magnetic images near the ultramafic contacts, but are difficult to identify in sediments and basalts. The plunge of the mineralisation (to the north at the north, to the south at the south) is the intersection lineation between the stratigraphy and these north-south structures. The axial planar structures on a mine scale are defined by closely spaced east dipping foliation planes striking 320° to 330°.

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Figure                   7.4                     Agnew:  Schematic Interpretation of the Geology of the Agnew Area at the Time of the Last Deformation (1)

The primary controls on mineralisation are the intersections between northsouth axial planar structures and the stratigraphy.

7.2.4                     Alteration and Mineralisation

Although all of the Agnew deposits are broadly hosted by the intersections between structures and stratigraphy, there are subtle differences in alteration and mineralisation controlled in part by the local host rock chemistry (Table 7.4). Songvang is unusual in its relatively high lead, silver and fluorine content, possibly reflecting input from tonalite and porphyry intrusions. There also appears to have been a slight decline in mineralisation temperatures from south to north through the Agnew area, associated with the north plunge of the Lawlers Anticline and resultant erosion of the overlying lower temperature rocks to the south. This temperature change is reflected in the changing mineralisation styles from south to north, with biotite +/- garnet assemblages dominating to the south and quartz veining to the north.

Table                                 7.2 Agnew:       Summary of Mineralisation and Alteration of the Agnew Deposits

Deposit	Host Rock	Main Structure	Lode Style	Alteration Assemblage Outer	Alteration Assemblage Inner	Mining
Waroonga	Scotty Creek Sandstone / Ultramafic Conglomerate	Sub-vertical N-S shearing (axial planar to Lawlers anticline. Reverse Sinistral)	West dipping Qtz breccia vein and/or tension veins	SANDSTONE Arsenopyrite- silicification-quartz U/M Conglom actinolite- chlorite-talc-pyrite	SANDSTONE Quartz- silification-arsenopyrite- U/M Congl Quartz- arsenopyrite-pyrite- actinolite-chlorite-talc	U/G mining pre1948. WMC O/P 1983- 93 + minor U/G. Latest pit cut-back started early 2001. U/G portal commenced early 2002.

Redeemer	Mafic Conglomerate	Sub-vertical N-S shearing	Biotite, chlorite altn. along parallel vertical shears	Chlorite, actinolite	Biotite, chlorite, actinolite	Open-pit 1988-1991, UG Sub-level cave 1990-2002

Delivere	Basalt	Sub-vertical NW-SE and N-S shearing	Shear intersection with basalt/ultramafic contract	Chlorite	Chlorite +/- magnetite +/- biotite	Open-pit 1990, UG longhole open stoping late 2001

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Deposit	Host Rock	Main Structure	Lode Style	Alteration Assemblage Outer	Alteration Assemblage Inner	Mining
Crusader	Basalt	Sub-vertical NW-SE and N-S shearing	Shear intersection with basalt/ultramafic contact	Chlorite +/- epidote	Chlorite, magnetite +/- biotite +/- epidote	Open-pit Stage 1 1989-90, WMC Stage 2 Open-pit 1993-94, WMC UG modified cut and fill 1995-current
Songvang	Mafic Flow Sequence	Sub-vertical N-S shearing	East dipping sulphide zones	Chlorite, pyrite	Pyrite, quartz, chlorite	OP mine commencing F2004

7.3                               Deposit Geological Setting

7.3.1                     Waroonga Complex

Gold mineralisation at Waroonga is found in quartz breccia lodes, quartz tensional veining and disseminated arsenopyrite – pyrite – biotite mineralisation developed along the lithological contact between the Scotty Creek Sandstone and SC3 ultramafic conglomerate and on other contacts within the ultramafic conglomerates. High grade ore shoots plunge steeply to the north along these contacts. The controls on mineralisation are dilational zones at the intersection of steeply dipping N-S axial planar structures with the stratigraphy. The stratigraphy steepens and changes strike at these intersections by being dragged towards the axial planar direction. The stronger the contrast in rock competency in these zones, the greater is the potential for mineralisation. Gold mineralisation also occurs west of the mine in the Scotty Creek Sandstone as discrete lodes of stockwork quartz veining with disseminated arsenopyrite. These lodes are discontinuous and sub-economic in the immediate vicinity of the Emu mine but show potential for improvement 200-300m to the West.

Four main ore positions are recognised, all of which were extensively mined in the open-pit. The underground operations mine steeply plunging, higher grade lodes within each of these ore positions.

•                  The Hanging Wall position at the contact between the Scotty Creek Sediments and Ultramafic Conglomerate (SC3) hosts the best mineralisation at Waroonga, and strikes 1,000m from South Shoot through Main Shoot and Rajah Shoot to Kim Shoot at the north. The mineralisation varies in thickness from 3m to 30m.

•                  The Footwall position is at the schistose contact between the SC2 and SC3 Ultramafic Conglomerates, and strikes 600m with a thickness of 3m to 20m. The mineralisation is hosted in amphibole-chlorite-talc +/- quartz, pyrite and arsenopyrite alteration, with both barren and mineralised quartz stockworks.

•                  Hunters Lode is the easternmost gold position, 0m to 35m east of the Footwall position with a strike length of approximately 350m and a width of 5 to 20m. Grades are typically lower than other positions and mostly sub-economic underground. Alteration is relatively weak and quartz is generally absent.

•                  Cross Lodes are high grade quartz veins identified at the south end of the open-pit trending east-southeast between the Hanging wall and Footwall positions. Little is known about them underground and they have not been identified in deeper drilling.

The three main lodes worked or currently undergoing feasibility studies within the Waroonga Complex are:

•                  Kim Lode:  Gold mineralisation in the Kim Lode is a high grade quartz breccia lode ‘core’ between 4m and 9m wide in an alteration halo of quartz stockworks, silicification and disseminated arsenopyrite with variable gold grades, preferentially developed on the hanging wall of the core.

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This package is developed on the lithological contact between the Scotty Creek Sandstone and SC3 with Kim shoot plunging steeply to the north. This plunge is thought to reflect the intersection between one or more of the N-S striking, steep west dipping axial planar structures and the slightly flatter, 020° striking stratigraphic contact. The Kim Core Lode is wider and higher grade than any other shoot at the Waroonga mine. Kim Lode is open at depth and yet to be fully closed to the north.

•                  Rajah Lode:  The Rajah Lode consists of thin (0.5m to 3m wide) high grade quartz veining with strong silicification and associated arsenopyrite mineralisation plunging NNW at 45° developed along the lithological contact of the Scotty Creek Sandstone and the SC3 conglomerate. Within the sandstone there is a halo of variable arsenopyrite and gold mineralisation between 1 and 10m wide. The plunge of Rajah is interpreted to be the intersection of the steeply west dipping axial planar structures and the shallower dipping lithologies to produce a moderately north-north-west plunging shoot. The lode is open at depth, although drill positions for extensions are limited from current development.

•                  Main Lode:  The Main Lode deposit is composed of multiple shoots in the Hanging Wall and Footwall with similar structural and lithological controls as the Kim Lode. The best mineralisation occurs where shoots on the Hanging Wall and Footwall mineralisation almost coalesce.

Main Lode South lies approximately 200 meters to the south. It is part of the same mineralising system, but there are indications that it is not as strongly mineralised. The current drilling program has only extended to this southern section in the last few months.

Gold mineralisation is hosted in quartz breccia lodes, quartz stockwork veining and disseminated arsenopyrite associated with amphibole-chlorite +/- biotite alteration which varies according to the composition of the host lithology. A felsic porphyry is sometimes present in the Footwall contact, and high gold grades are found where stockwork quartz occupies dilatant structures adjacent to or within this unit.

7.3.2                     Redeemer Complex

Historical mining and exploration has targeted two main orebodies; the Redeemer Main Lode at the contact between the Mafic Conglomerate and Scotty Creek Sandstone, and the Zone 2 Conglomerate lying 100m to the west within the Scotty Creek sediments. Gold mineralisation occurs primarily as variably north plunging shoots at the intersection of steeply dipping north-south shear structures and the stratigraphy. Because the stratigraphy has been steepened at Redeemer, and in places slightly overturned, plunge orientations vary. Flatter, secondary plunge directions may also be apparent within the primary shoots.

•                  Redeemer Main Lode:  The Redeemer Main Lode is 5m to 50 meters wide hosted by a mafic conglomerate unit bounded to the east by the Agnew Ultramafic, and to the west by the Scotty Creek Sandstone, with better grades often at the contacts. The ore was predominantly mined by sub level caving with 25m levels.

•                  The Redeemer North 1, 2, and 3 Ore Shoots, 100m to the north of the Main Lode, have been identified between the 10,035mRL and the 9,760mRL elevations. They are within the mafic conglomerate unit, and are characterised by a series of narrow northwest trending shears, with ore grade mineralisation in shoots plunging from the hanging wall to the footwall contact with the metasediments.

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•                  The Redeemer Deeps Lode, situated 500m to the north of the Main Lode, is a 2m to 30m wide altered basaltic unit lying between the mafic conglomerate and the ultramafic volcanic rocks.

•                  Redeemer Zone 2:  Several mineralised shoots have been identified within the Zone 2 surface associated with biotite-arsenopyrite mineralisation and narrow quartz veins. These shoots plunge steeply north with localised secondary shallower orientations have also been observed. Zone 2 can be divided into three positions: South, Central and North.

•                  Zone 2 South is immediately south of the Redeemer pit. In the year 2000 it was mined to a depth of 25m over a strike length of approximately 300m, producing 51,000t at 2.2g/t for 3.6koz. Inside the current resource estimate of 269kt at 2.5g/t to a depth of 125m, there are indications of a higher grade, shallowly southwards plunging shoot that requires further investigation of its future underground potential,

•                  Zone 2 Central is adjacent to the Redeemer Main Lode, and has been reasonably well tested by drilling and decline development. However, apart from a few areas of stripping it has been largely overlooked at the time due to the high priority attached to the mining of Redeemer Main Lode. Although appearing fairly patchy overall, the mineralisation tends to form moderately north plunging shoots which may contain economic gold mineralisation,

•                  Zone 2 North is immediately north of the Redeemer ore body, and consists of a 500m long sub-vertical orebody, much of which should be retrievable by open-pit. Drill-testing of the Redeemer Deeps, has confirmed the interpreted down plunge projection of Zone 2 North and gives good indications for shoot continuity at depth and potential for underground resources.

7.3.3                     Crusader Complex

The Crusader Complex comprises the following sub-deposits

•                  Crusader:  The Crusader ore body occurs as a 20 to 30° north plunging shoot associated with a flexure in the ultramafic-basalt contact. Cross sectional width varies from 2m to 30m with a strike length of up to 50m. Mineralisation near the surface is largely contained within three zones parallel to the contact. Below 300m depth, these shoots converge to one higher grade shoot coinciding with a change in plunge of the controlling flexure. This down plunge extension of Crusader is closed off by underground diamond drilling. The lode splits into two discrete zones, an elongate north plunging shoot and to the south a zone decreasing in grade and strike length.

Gold mineralisation is hosted within the basal tholeiitic basalt at, or close to, its contact with the ultramafic hanging wall. In the upper part of the mine, mineralisation is commonly associated with sedimentary interflow units within the basalt. These siliceous interflow units are chlorite rich along sub-vertical north-south sheared surfaces, with secondary alteration assemblages of amphibole-epidote-magnetite and minor pyrrhotite-pyrite-chalcopyrite. High grade zones of mineralisation are also found between sheared sediment interflow units within high strain zones. In these high grade zones, fine visible gold is associated with magnetite veining and carbonate-epidote-biotite-actinolite alteration in a zone of pervasive chlorite alteration ± garnet. There is a strong geochemical association between gold and bismuth, tellurium and molybdenum.

•                  Deliverer:  The Deliverer ore body is comprised of three shoots hosted within tholeiitic basalt at or near a flexure in the ultramafic-basalt contact. The ore bodies plunge 30° to the north and have strike lengths up to 55m. Mineralisation is characterised by alteration comprising varying amounts of chlorite, biotite and magnetite within the basalt; however is generally less intense than alteration

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in the main Crusader shoot. In the upper levels, the shoots are up to 15m wide, with the most intense alteration, but in the middle and lower levels the width is typically 2m to 5m.

•                  Pilgrim:  The Pilgrim deposit is 200m northwest of the Deliverer deposit, is located at the intersection of an axial planar structure and the sheared contact between a lower ultramafic cumulate and an upper spinifex-textured komatiite. Mineralisation within the shear is confined to two domains. The primary domain occurs at the intersection between the shear and the axial planar structure. The shear is 2m to 7m wide, and has a well developed foliation striking north and dipping 45° to 75° towards the west. The mineralisation plunges shallowly to moderately to the north, and is defined by intense chlorite alteration, acicular amphiboles, euhedral pyrite and magnetite.

The second and lower grade domain occurs to the north and south of the primary zone where the shear is sub-vertical and 0.5m to 2m wide. Mineralisation here is characterised by weak chlorite alteration and coarse amphiboles. East of the Pilgrim Shear is a parallel footwall shear that is weakly mineralised.

7.3.4                     Claudius

The Claudius deposit was discovered in 1990, 400m north of the Deliverer open-pit. At surface the mineralisation covers an area of 50m east-west by 75m north-south. The mineralisation style and structural setting of the deposit is similar to both the Crusader and Deliverer ore systems. Claudius plunges 50º to the north and gold mineralisation is strongest within the basalt on the basalt-ultramafic contact and in, or surrounding the sedimentary units and shears.

At the top of the ore zone the shoot averages 18m wide. Down plunge the mineralisation occurs as six or more parallel lodes, each about 3m to 8m meters thick with a lenticular cross section.

7.3.5                     Songvang

Songvang is 15km south of Waroonga approximately 4km west of the historic Donegal Mine. The dominant host rock is the Lawlers Basalt with numerous narrow units of dolerite. The sequence is overturned and dips steeply to the east. Much of the area is intruded by tonalite and porphyry associated with a granitic pluton immediately to the east. The lease is covered by recent alluvial and colluvial gravels varying in thickness from 2m at the southern end to over 40m in the north.

The mineralised structures at Songvang are shallowly west-dipping and moderately east-dipping shear zones, interpreted as conjugate reverse shears formed in a compressive environment (Figure 7.5).

Shallowly west dipping shear zones (Lodes 10, 11 and 12) contain more than 75% of total resources. They consist of intensely foliated host rocks, with silica-biotite-pyrite alteration in basalt and sericite-muscovite/fluorite alteration in porphyry. Thickening of mineralisation at sub-horizontal positions is common in both long and cross sections. The porphyry above the shear zone in the basalt is interpreted to have provided a trap for mineralising fluid.

Moderately east-dipping shear zones (Lodes 1 to 8) comprise several small but high-grade ore shoots, with shallow plunges to the south. They commonly occur near an ultramafic/basalt contact to the west and the basalt/porphyry contact in the south. The alteration within these structures is similar to the west dipping shears but with less pyrite and more chlorite and epidote.

The sheared and altered basalt commonly contains banded zones of abundant quartz veins. Biotite, phlogopite and epidote alteration is common. Sulphides are common in both the altered host rock and

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the veins. The main sulphide is pyrite, locally with minor pyrrhotite, chalcopyrite, bismuthinite and galena, which are partly disseminated and partly composited with pyrite. Gold commonly occurs as inclusions in pyrite, chalcopyrite or galena. Titanite and bismuthinite are also common in ore zone. Unlike the other Agnew deposits, Songvang has an elevated silver content, with an Ag:Au ratio of about 3:1.

Figure                      7.5                  Agnew:  Songvang Deposit Cross Section 688 4480mN (1)

(1)                                  Figure supplied by Agnew Gold Mining Company.

7.3.6                     Cams Deposit

The Cams Deposit is located 30km north of Agnew, immediately to the west of the Miranda shear zone. The deposit is hosted by basalt with a strongly sheared sericitic alteration zone between 20m and 50m thick. Within this zone, gold mineralisation is associated with north-northeast striking, shallowly southwest dipping, quartz veins that contain variable amounts of pyrite and chalcopyrite. The deposit is covered by 8 to 12m of transported overburden which contains a layer of calcrete up to 5m thick.

7.3.7                     The Maria Deposit

The Maria Deposit is located 22km north-northeast of Agnew. Mineralisation is hosted by a 5m wide, 600m long reverse shear zone striking north-northwest and dipping 60º towards the east in a weakly to moderately foliated mafic conglomerate. Gold occurs within massive to laminated quartz veins and in a biotite, chlorite, pyrite and arsenopyrite alteration halo. Much of the area is covered by a thin transported ferruginous soil horizon, and the base of oxidation extends to about 60m vertically within the shear zone.

7.3.8                     Vivien

Vivien is located on the eastern flank of Lawlers Antiform, 7km to the east of Waroonga. The stratigraphy in the area is similar to the Agnew area, and the deposit is hosted by a dolerite-gabbro unit 600m thick which dips 55° to 60° towards the north-east. The main Vivien orebody is a large shear

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vein in a broad shear zone envelope that strikes north-northeast and dips 60° to 70° towards the southeast. The structure has local flexures and flattening of the dip that appear to coincide with high-grade shoots. In addition to the main ore structure there are subsidiary structures in the footwall and hanging wall. The hanging wall structures are sub-parallel to the main surface and the footwall structure has a flatter dip of 55°.

Ore zones in the shear have a chlorite-carbonate-magnetite-quartz-sericite-biotite-pyrite-pyrrhotite mineralisation with two generations of quartz veining. High-grade ore zones are generally sulphide rich with major amounts of pyrrhotite and arsenopyrite, and accessory chalcopyrite is also present in very low percentages. The alteration halo associated with gold mineralisation is generally narrow, and the boundary between high grade and low grade mineralisation or waste material is often well defined.

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8                                         EXPLORATION

In compliance with Form 43-101F1 Technical Report Item 12, this section provides detail in terms of:

•                  nature and extent of all relevant exploration work and who has undertaken the work;

•                  results of surveys and investigations and the procedures undertaken;

•                  interpretation of exploration information; and

•                  who has/is undertaking the exploration work.

8.1                               Introduction

Annual exploration objectives at Agnew are to replace production as a minimum, and additionally to identify an extra year’s production; setting the F2005 annual reserve target at 360koz.  To achieve this, three strategies are used

Exploration Strategy 1:  The first strategy is to explore the highly endowed corridor hosting the Waroonga, Redeemer, Crusader/Deliverer and Songvang Complexes. This corridor provides short-term potential for open-pit and underground extensions along strike and down dip of existing resources. Targets include:

•                  Extensions to Kim Lode, Rajah Lode, Main Lode and 450 South, Waroonga Footwall targets;

•                  New resources in the Redeemer North Deeps and extensions of the existing Redeemer North and Zone 2 deposits;

•                Underground or surface potential of the Pilgrim and Claudius deposits; and

•                Underground extensions to the Songvang pit and additional satellite pits along the Songvang structure.

Exploration Strategy 2:  The second strategy is to explore the regional potential of the Agnew and Miranda JV tenements. A structural and geological review by SRK Consulting generated new targets and confirmed the prospectivity of existing targets. Regional potential currently includes:

•                  The Vivien deposit, historical open-pits at Maria and Cams and extensions;

•                  Miranda and Waroonga Shear corridor, which contains large gold anomalies; and

•                  The area to the south of the Songvang corridor including the Fortitude and Pinnacles prospects.

Exploration Strategy 3:  The third strategy is to explore the lowest potential tenements with a view to surrendering these tenements if exploration confirms their low prospectivity.

Targets are designated as being at one of six stages or milestones. Milestone One is when a target is generated and the lease acquired; Milestone Three is when a bedrock drill target has been identified; Milestone Four is an Inferred Resource and Milestone Six an Ore Reserve. Milestones One to Three represent future potential, whereas Milestones Four to Six represent the reported Resources and Reserves.

Targets are ranked by a combination of a geological and economic score, with the highest scoring targets being given priority in exploration.  The geological merit of each is scored against numerous conceptual and empirical parameters. The economic potential of each target is assessed by assuming a tonnage and grade from an analogous deposit and applying a set of mining parameters.

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8.2                               Exploration Summary

There is considerable potential at Agnew to add significantly to current resource and reserves through a combination of extensional and greenfields exploration.  In terms of the extent of its tenement holdings and the exploration undertaken thus far, Agnew cannot be considered advanced at this stage, and recent geological studies have identified numerous prospective areas yet to be tested effectively.

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9                                         DRILLING, SAMPLING, PREPARATION, ANALYSIS AND VERIFICATION

In compliance with Form 43-101F1 Technical Report Item 13, Item 14, Item 15 and Item 16, this section provides detail in terms of:

•                  Drilling:  including extent and procedures and interpretation, relationships between sample length and true thickness of mineralisation and orientation of mineralisation;

•                  Sampling Methods and Approach:  describing sampling methods, numbers, type, nature, spacing and density of samples.  Sampling recovery and impacts thereof is discussed, together with the representativeness of samples and any bias that may occur.  The influence of rock-types, geological controls, mineralisation widths on the sampling interval and spacing; and

•                  Sample Preparation Procedures:  process involved, analytical procedures, laboratories utilised and standards and certifications.  In addition quality assurance / quality control (“QA/QC”) measures and check sampling procedures are discussed; and

•                  Statements of opinion as to the adequacy of the drilling, sampling and analytical procedures at the operations and verification of the results and limitations thereof.

9.1                               Drilling

Diamond and RC drilling are the dominant drilling techniques used for resource definition. Other drilling techniques such as air core, used in target definition, are not included in resource estimations.

Open-pit resources are drilled to an Indicated resource status using 5.25” RC drilling with some HQ and NQ diamond drilling. During production, open-pit resources are further refined using RC grade control drilling. Underground resources are defined with a combination of HQ and NQ surface diamond drilling and LTK60 and NQ underground diamond drilling.

The lithology, alteration, and structural characteristics of core and percussion chips are logged to the level of detail required for resource modelling using the standard Agnew geological legend. Diamond core is geotechnically logged.

9.1.1                     Drill sample recovery

Very little qualitative recovery data is available for RC drilling, although recently qualitative comments have been recorded in the drilling database. Recovery is anecdotally good.

RC samples are riffle split to 3kg sub-samples by drilling contractors. Two random site duplicates, two standards and one blank are submitted for every 100 samples.

Although diamond core blocks are used to record core length, no analysis of the average recovery has been undertaken.

Drill core is cut to geological intervals between 0.3m and 1m specified by the logging geologist. Each batch of drill core samples submitted for analysis contains at least one standard. Duplicate samples are submitted at the geologist’s discretion.

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9.2                               Sampling

9.2.1                     Face Sampling

Face chip samples are used in the Kim Lode and Crusader resource estimations. Two channels are sampled across every development face, one at 2m above the floor and another at 4m. Individual samples in the channels range from 0.3m to 1m in length depending on geological contacts. On average, at least 10 samples are taken from each face. Duplicate samples are routinely taken from mined ore faces for QA/QC purposes.

9.2.2                     Sludge drilling

Underground sludge samples are used in production to define the hanging wall position to the west of the footwall development. Agnew recognises that using these samples are not optimal, but consider the use of sludge samples improves the geological interpretation.

9.3                               Sampling and assay techniques

9.3.1                     Quality management measures

Procedures for the submission of samples for QA/QC, include standards, blanks, duplicates, and check assays. Sampling of diamond drill core for QA/QC is performed at the geologist’s discretion under the guidelines of the AGMC policy. At least one standard is included with each batch of samples submitted for analysis.  RC sampling procedures dictate that from every 100 samples submitted, two will be standards, two will be site duplicates and one will be a known blank.

A batch acceptance report is prepared which details the results received for each standard and highlights any standard where the result received differs from the nominal value by more than 10%. Results for any site duplicate samples and lab replicates are also reported. If the results received fall outside acceptable limits, the analyses are repeated. QA/QC data is included in resource model reports. During the year, a programme was undertaken to check standards that returned anomalous results. All standards with a result of more than 20% difference from the nominal value were checked. Additionally, two major audits were conducted by external consultants and staff from Gold Fields’ Johannesburg office this year. Agnew staff also periodically visit the laboratory to conduct audits.

9.3.2                     Location of data points

All planned drill hole locations are set out by the Survey Department. After drilling, all collars are surveyed, and complete multi-shot down-hole surveys are conducted. In the case of deep boreholes drilled in highly magnetic ultramafic rocks, down-hole gyroscopic surveys are frequently used.

9.3.3                     Data density and distribution

Data density is variable across the Agnew deposits. Resource classification is partly based on data density. In general, open-pit and underground Indicated Resources are drilled to at least 20x20m; Inferred Resources may be drilled from 40×40m to 100×100m depending on geological complexity and mining history. Measured Resources must be within mining areas and contain RC grade control or underground face samples. RC grade control drilling is optimized for individual deposits with the drillhole spacing averaging 10×5m.

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9.3.4                     Database integrity

All assay and logging data is stored in a relational database. Various tools are available to allow geological staff to extract and validate the data. Data entry is monitored by a dedicated database administrator.

Table                  9.1                               Agnew:  Deposit Specific Drilling Information (1)

Resource	Drilling Techniques(2)	Logging	Sample Recovery	Other Sample Techniques
Claudius	Surface RC and core drilling	Logged using standard AGMC logging sheets and legend.	100% sample recovery is assumed unless core loss is recorded
Crusader	Underground core LTK60.			All ore development rounds are chip sampled across the lode. Sludge drilling as required.
Deliverer	Surface RC, Underground and Surface core drilling.			All ore development rounds are chip sampled across the lode. Sludge drilling as required.
Songvang	Surface RC Drilling, some surface core.
Pilgrim	Surface RC Drilling, some surface core.			RC grade control drilling
Redeemer North	Surface RC and core drilling. Some underground core drilling.			RC grade control drilling
Vivien	Surface RC and core drilling
Waroonga Underground	Surface and Underground core.			All ore development rounds are chip sampled across the lode. Sludge drilling as required.
Zone 2	Surface RC Drilling, some surface core.

(1)                                  Table supplied by Agnew Gold Mining Company.

(2)                                  may not be used in estimation

Table                  9.2                               Agnew: Deposit Specific Assay and QA/QC Protocols (1)

Resource	Sample Preparation	Assay Technique	QA/QC Measures	Sample Survey
Claudius	All core is half cut prior to submission to a laboratory. RC drilling is riffle split at the rig down to a size of 3kg	All samples are fire assayed using a 50g charge	A second sample is taken for 2% of RC drilling intervals. One or more standards are submitted with each batch of samples.	All collars are set out and picked up after drilling by survey. Surface core drilling is down-hole surveyed.
Crusader				All collars are set out and picked up after drilling by survey. Core drilling down-hole surveyed with a maxibore tool.
Deliverer				All collars are set out and picked up after drilling by survey. Underground core drilling down-hole surveyed with a maxibore tool. All surface drilling gyro surveyed.
Songvang				All collars are set out and picked up after drilling by survey. All surface drilling gyro surveyed.
Pilgrim				All collars are set out and picked up after drilling by survey. Surface core drilling is down-hole surveyed.
Redeemer North				All collars are set out and picked up after drilling by survey. Surface core drilling is down-hole surveyed. Recent surface RC down-hole surveyed.
Vivien				All collars are set out and picked up after drilling by survey. Surface core drilling gyro surveyed where boreholes are accessible.
Waroonga UG				All collars are set out and picked up after drilling by survey. Surface core drilling is down-hole surveyed.
Zone 2				All collars are set out and picked up after drilling by survey. Surface core drilling is down-hole surveyed.

(1)                                  Table supplied by Agnew Gold Mining Company.

Sampling and assaying of resource and grade control holes at Agnew is performed at a relatively high standard compared to the general mining industry. There have been improvements since SRK’s last site inspection in 2002, although the methods of face and sludge sampling at Agnew are not optimal and require review. There is a stated intention for Agnew to achieve industry best practice standards of sampling and assaying. In SRK’s opinion the sampling and assaying are adequate for the intended purposes and there is a low probability of a material shortcoming as a result of sampling or assaying.

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10                                  MINERAL RESOURCE ESTIMATES

In compliance with Form 43-101F1 Technical Report Item 19, this section provides detail in terms of the key assumptions, parameters and methods used to estimate the Mineral Resources together with statements of opinion as to the adequacy of the drilling, sampling and analytical procedures at the operations and verification of the results and limitations thereof.

The extent to which the Mineral Resources may be materially affected by mining, metallurgical, infrastructure and other relevant on mine factors is covered in Section 11 to Section 13, inclusive of this ITR.  The extent to which the Mineral Resources may be materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues are covered in Sections 14 to Section 19, inclusive of this ITR.

The Mineral Resources and Mineral Reserves have been generated under the auspices of the reporting code prepared by the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (“JORC”), herein referred to as (“the JORC Code”).  The JORC code is effective as September 1999, however is currently under revision with a new release anticipated in 2005.

10.1                        Geological Modelling

Resource estimates are based on interpretations of rock-types and mineralisation. Controls on mineralisation are generally well understood given the lengthy production history at Agnew. Wireframes of regolith zones and mineral zones and digital surfaces describing topography, base of oxidation, etc, are used to domain and constrain grade interpolation when relevant. In active open-pit and underground resources, surveys of exposed geological features are incorporated into models. All models are constrained by geological boundaries or, when relevant, by previous open-pit surfaces or underground development wireframes. Internal sub-domains are defined where geological understanding is sufficient.

Most of the resource models were generated by kriging after a thorough examination of appropriate composite lengths, top-cutting and variography. Results are validated by comparing section and vertical interval grade estimates with composite data grades. Classification is largely based on the kriging efficiency and the slope of the regression statistics. In SRK’s opinion, issues that require attention are:

•                  The method of declustering data for the Main Lode data is not optimal; and

•                  Fire assaying (FA) at Vivien, a coarse gold environment, undervalues gold as compared to screen fire assays. The FA assays have been used in the resource estimate without adjustment.

Notwithstanding these comments, it is the opinion of SRK that no material shortcomings exist in those models reviewed. Agnew has embarked on a continuous improvement process which is now being extended to sampling, assaying and database management; their aim is to employ industry best practices. SRK did not encounter any material issues that warrant any re-estimation or adjustment to the 2004 reported Mineral Resources.

10.2                        Estimation and modelling techniques

All resource models are estimated using ordinary kriging except for the Crusader model. Composite lengths are selected with reference to the intended size of the model blocks and maximum reduction in variance and minimum impact on the mean.

Block sizes for models are selected based on sample spacing and proposed mining method. Search

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ellipses are selected for each lode based on a combination of geological controls and variogram models.

Top-cuts are selected based on statistical analysis of the assay data for each domain. Reconciliation data is used to refine the top-cut applied to active mining areas.

Data specific to individual deposits are presented in Table 10.1 and Table 10.2.

Table                  10.1                        Agnew:  Model Specific Estimation Information

Resource	Search Neighbourhood	Cell Sizes	Domains	Estimator
Claudius	Based on variogram model and lode orientation.	10m E, 10m N 10 m RL	Domained by lode and lithology.	Ordinary Kriging.
Crusader	Based on variogram model and lode orientation.	5m E, 5m N 5m RL	Domained by lode and lithology.	Inverse distance squared.
Deliverer	Based on variogram model and lode orientation.	10m E, 10m N 10 m RL	Domained by lode and lithology.	Ordinary Kriging.
Songvang	Based on variogram model and lode orientation.	10m E, 10m N 10 m RL	Domained by lode and lithology.	Ordinary Kriging.
Pilgrim	Based on variogram model and lode orientation.	10m E, 10m N 10 m RL	Domained by lode and lithology.	Ordinary Kriging.
Redeemer North	Based on variogram model and lode orientation.	10m E, 10m N 10 m RL	Domained by lode and lithology.	Ordinary Kriging.
Waroonga UG	Based on variogram model and lode orientation.	10m E, 10m N 10 m RL	Domained by lode and lithology.	Ordinary Kriging.
Vivien	Based on variogram model and lode orientation.	25mN, 25mRL (2D model)	Domained by lode and lithology.	Ordinary Kriging of metal accumulation and true thickness
Zone 2	Based on variogram model and lode orientation.	10m E, 10m N 10 m RL	Domained by lode and lithology.	Ordinary Kriging.

Table                  10.2                        Agnew:  Model Specific Estimation Information

Resource	Sample Types	Composite Length	Top-Cuts
Claudius	Surface RC to 100m surface core for underground portion.	2m downhole	Top-cuts based on statistical analysis by lode. 10g/t - 55g/t
Crusader	40% underground core 40% face sampling 20% sludge drilling.	1m downhole	Top-cuts based on statistical analysis by lode. 60g/t – 80g/t
Deliverer	30% surface core 45% underground core 20% surface RC.	2m downhole	Top-cuts based on statistical analysis by lode. from 15g/t to 90g/t.
Songvang	Mainly surface RC some NQ core.	2m downhole	Top-cuts based on statistical analysis by lode. from 30g/t to 80g/t.
Pilgrim	Mainly surface RC some NQ core.	2m downhole	Top-cuts based on statistical analysis by lode. from 10g/t to 55/t.
Redeemer North	Mainly surface RC some NQ core.	2m downhole	Top-cuts based on statistical analysis by lode. from 15g/t to 25g/t.
Waroonga UG	Surface and underground core.	2m downhole	Top-cuts based on statistical analysis by lode. 10g/t - 80g/t
Vivien	Surface RC and core.	Intersections composited to a single interval.
Zone 2	Mainly surface RC some NQ core.	2m downhole	Top-cuts based on statistical analysis by lode. 25g/t.

10.3                        Tonnage Factors

Samples are taken regularly by Mine Geologists to determine appropriate densities for tonnage calculations. On new projects, samples of core may be taken for density determination or known densities from similar lithologies may be used. Densities are generally consistent within lithologies and ore types. A total of 578 density samples were acquired for the Songvang deposit, which reduces density risk to a low level.

10.4                        Classification

Classification of resource confidence follows the 1999 JORC guidelines. Generally, resource categories are based on geological complexity, grade variance, drillhole intersection spacing, and mining development. In general, an Inferred Resource is drilled to a spacing of 100m by 100m, increasing to 40m by 40m on more complex or poorly understood structures. Indicated Resources are drilled to better than 80m by 80m on mined structures and 40m by 40m on unmined structures. Measured Resources are usually drilled on a pattern 10m by 5m in the open-pits and must be fully developed along strike in the underground operations.

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10.5                        Model Validation

All models are visually inspected in plan and section to compare the interpolated grades with the supporting sample data. Moving average grades and distributions are compared for model and sample populations.

Models are checked to see if they have been efficiently kriged. A block is considered efficiently kriged if the kriging variance is less that the dispersion variance. Where a large portion of the model fails to pass, the interpolation parameters are adjusted and the model re-interpolated. Models are tested for conditional bias by examining the regression slope of the ‘actual’ block values against the estimated block values. Generally a regression slope of 0.95 or greater is considered acceptable.  Interpolation parameters may be adjusted to improve the regression slope.

Under certain circumstances the kriging algorithm generates negative weights. Generally a total of 5% or less is considered acceptable. The interpolation parameters may be adjusted to reduce the impact of negative weights.

Charts are prepared comparing the grade distribution of the block model with the supporting sample data by lode.

The number of composites used to interpolate each cell in the model is examined to test if significant volumes of the model are interpolated with the minimum number of composites.  The model cells are interrogated to see if poorly supported areas of the model make significant contributions to the contained metal. The quantity of metal attributable to each sample type is tabulated.

Jack knifing (estimation of sample locations) is also routinely used to test interpolation parameters.

Internal peer reviews are conducted on all new or updated resource models. External reviews using outside consultants are conducted periodically. During major reviews, geologists from other sites are often invited to join the review team. During the year, an external audit was conducted on the Songvang resource by SRK.  Reviews of the Songvang and Main Lode resource models were conducted by Gold Fields staff from the Johannesburg office, South Africa.

Model specific classification information is presented in Table 10.3.

Table                  10.3 Agnew:  Model Specific Classification Information

Resource	Inferred	Indicated	Measured
Claudius	drill spacing of at least 40m sections for pit and atleast 80m sections for underground	drill spacing at least 20m x 20m for pit and at least 40m x 40m for underground	No measured resource
Crusader		drill spacing at least 20m x 20m.	Fully developed and sampled
Deliverer	drill spacing at least 50m x 50m.	drill spacing at least 25m x 25m. Model efficiently kriged.	Fully developed and sampled
Songvang	drill spacing on at least 80m sections	drill spacing on at least 40m sections. Model efficiently kriged.	No measured resource
Pilgrim	drill spacing at least 40m x 40m. Proximal to indicated resource.	drill spacing at least 20m x 20m.	Proximal to mining and grade control drilling.
Redeemer North	drill spacing at least 40m x 40m. Proximal to indicated resource.	drill spacing at least 20m x 20m.	No measured resource
Waroonga UG	drill spacing at least 40m x 40m. Proximal to indicated resource.	drill spacing at least 20m x 20m. Model efficiently kriged.	Fully developed and sampled
Vivien	drill spacing at least 40m x 40m. Proximal to indicated resource.	drill spacing at least 20m x 20m.	No measured resource
Zone 2	drill spacing at least 40m x 40m. Proximal to indicated resource.	drill spacing at least 20m x 20m.	No measured resource

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10.6                        Grade Control

Open-pit grade control is by inclined RC drilling on approximately 5m by 10m centres with assay for gold only by 50g fire assay with AAS finish. Songvang assaying will include Ag, although not on every sample.

Underground grade control is by chip sampling of level development faces and sludge drilling with assay for gold only by 50g fire assay with AAS finish. Infill diamond drilling is carried out where further geological and grade information is required.

10.7                        Reconciliation

The two main geological reconciliation measures are the comparisons between the Resource and Actual Hoist and the Reserve and Actual Hoist. The first comparison measures the appropriateness of the sum of resource definition sample density, assay type and modelling procedures; the second indicates the appropriateness of the reserve factors applied to the resource models. Reconciliations for all mines for the 12-month period to June 2004 are presented in Table 10.4. For both measures, the mine significantly outperformed both the resource and reserve. Historic resource estimation models were considered overly conservative; current models are however more realistic and it is unlikely that underestimation will continue in the medium-term. The models have a high-level of uncertainty with regard to local prediction of tonnes and grades which translates to significant differences in the short-term between predictions and actual production; however this situation is common with the style of mineralisation.

In the Kim Lode, production outperformed Resource and Reserve metal by 135% and 138% respectively during F2004. The resource model underestimated the ore widths due mainly to insufficient drilling. As development has advanced, the inclusion of face sampling assays and mapping has improved the prediction of models.

Crusader production outperformed both Resource and Reserve metal by 210% and 243% respectively during F2004.  A significant amount of ore was mined from mineralisation outside of the resource model at the beginning of the period and these additional economically mineralised areas were only identified from sludge drilling as production advanced.  Additional pillars and hangingwall ore were also mined as unplanned dilution.  Some of the other unplanned dilution from previous mullock fill was ore grade, as cut-offs were higher in the past.

Deliverer underground production outperformed Resource and Reserve metal by 130% and 159% respectively during F2004. This was partly caused by the ore being thicker and higher grade than predicted in the resource model and by additional ore positions being discovered during development.

Table                  10.4                        Agnew:  Resource and Reserve Reconciliation for Agnew F2004

		Hoist to Resource			Hoist to Reserve
Deposit	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Kim	115%	117%	135%	109%	126%	138%
Crusader	270%	77%	210%	224%	109%	243%
Deliverer	160%	81%	130%	140%	113%	159%
Total	139%	103%	135%	127%	114%	146%

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10.8                        Mineral Resource and Mineral Reserve Estimates

The Mineral Resources and Mineral Reserves have been generated under the auspices of the JORC Code, however can be considered broadly aligned with the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000 (“the CIMM Code”).  If generated under the auspices of the CIMM Code these reported estimates would not materially differ.

In terms of the reported Mineral Resources and Mineral Reserves estimates, the following should be noted:

•                  Effective as of 30 June 2004;

•                  details of the key assumptions, parameters and methods used to estimate the Mineral Resources have been provided in Section 7 to Section 10 of this ITR and for Mineral Reserves in Section 11;

•                  a general discussion of the extent to which the estimates of Mineral Resources and Mineral Reserves may be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues is discussed in Section 19 of this ITR; and

Table 10.5 summarises Agnew’s June 2004 Mineral Resource and Mineral Reserve estimates.  The estimates have been generated by GFL, however audited and where deemed necessary modified by SRK.

Table                  10.5                        Agnew:  Mineral Resource and Mineral Reserve Estimates June 2004

Reserve Classification	(kt)	(g/t)	(kg)	(koz)	Resource Classification(6)	(kt)	(g/t)	(kg)	(koz)
Proved					Measured
UG - PAI(3)	378	14.8	5,593	180	UG - PAI	639	14.5	9,299	299
UG - UPBI(4)	0	0.0	0	0	UG - UPBI	0	0.0	0	0
OP – PWDP(1)	0	0.0	0	0	OP – PWDP	0	0.0	0	0
OP – UPODP(2)	0	0.0	0	0	OP – UPODP	0	0.0	0	0
SS - P(5)	462	1.4	643	21	SS - P	462	1.4	643	21
Subtotal	839	7.4	6,235	200	Subtotal	1,101	9.0	9,942	320
Probable					Indicated
UG - PAI	693	7.5	5,220	168	UG - PAI	1,787	6.4	11,352	365
UG - UPBI	0	0.0	0	0	UG - UPBI	2,556	4.9	12,457	401
OP – PWDP	2,763	3.2	8,915	287	OP – PWDP	3,957	3.4	13,592	437
OP – UPODP	0	0.0	0	0	OP – UPODP	700	3.5	2,437	78
SS - P	0	0.0	0	0	SS - P	0	0.0	0	0
Subtotal	3,456	4.1	14,135	454	Subtotal	8,999	4.4	39,838	1,281
TOTAL P + P	4,295	4.7	20,371	655	TOTAL M + I	10,100	4.9	49,780	1,600
					Inferred
					UG - PAI	0	0.0	0	0
					UG - UPBI	5,594	5.4	30,198	971
					OP – PWDP	0	0.0	0	0
					OP – UPODP	105	3.8	395	13
					SS - P	0	0.0	0	0
					Total Inferred	5,699	5.4	30,593	984

(1)                                  PWDP = Planned Within Design Pit – Mineral Resources and Mineral Reserves contained within a fully engineered open-pit designed from the final “optimised” Whittle pit.

(2)                                  UPODP = Unplanned Outside of Design Pit – Mineral Resouces identified in the zone between the design pit surface and the Whittle Pit Shell contianing the total resource inventory above a potentially economic cut-off grade.

(3)                                  PAI = Planned Above Infrastructure – Mineral Resources and Mineral Reserves accessable from existing infrastructure where no further material capital development is required to access any resource block

(4)                                  UPBI = Unplanned Below Infrastructure – Mineral Resources accesssable only with significant additional capital

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development

(5)                                  P = Planned

(6)                                  UP = Unplanned

Subject to a positive feasibility study and project implementation by 10th September 2004, Agnew may also gain attributable Mineral Resource ounces (60% to Gold Fields) as follows:

•                  Underground Sources:  293kt @9.6g/t containing 90koz of Indicated Resources of which 185kt @ 9.4g/t containing 56koz of gold is above Ore Reserve cut-off and subject to a current feasibility study;

•                  Open-pit Sources:  6kt @ 3.0g/t containing approximately 1koz of Indicated Resource; and

•                  Surface Sources:  27kt @1.8g/t containing 2koz of Measured Resources which would modify directly into Proven Reserves.

The feasibility work completed to date is indicating that the deposit may not be robust enough to justify exploitation at this stage.  Notwithstanding this comment, SRK take cognisance of the ongoing work, which includes investigating some alterative extraction methods and re-looking at a large open-pit option.

The Mineral Resources included in Table 10.5 that have not been modified to Mineral Reserves are either not currently economic or are the subject of ongoing technical studies to investigate their viability; no value has been ascribed to these resources in the valuations reported in Section 19.

Figure 10.1 highlights the Grade tonnage relationship for the total resources, including Measured, Indicated and Inferred.

Figure           10.1                        Agnew:  Grade Tonnage Curve for the Total Mineral Resource Inventory

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Table 10.6 highlights the Mineral Reserves sensitivity to gold price variation.

Table                  10.6                        Agnew:  Mineral Reserve Sensitivity to Gold Price

	Units	-10%	-5%	0	5%	10%
Gold Price	(USD/oz)	315	332	350	368	385
Ore	(kt)	4,106	4,254	4,295	4,521	4,722
Grade	(g/t)	5.0	4.9	4.7	4.7	4.6
Contained Gold	(koz)	640	654	655	665	679

10.9                        Summary of Mineral Resources and Mineral Reserves

SRK considers that no material shortcomings exist in the underlying resource models in terms of the appropriateness of drilling density, sampling, assaying, geological interpretation, estimation techniques and classification.

Further analysis is, however required to better understand the material variance between the resource model estimate and the grade-control model predictions (and actual production) for the Agnew underground operations. During F2004, approximately 27% more tonnes were produced from underground than was estimated in the reserve models, together with a higher than predicted grade (14%) the metal content was up by nearly 50%.  This difference has historically been due to a degree of conservatism in the underlying estimates, mainly reflecting the level of data density.  The orebodies have also generally being geometrically wider with additional secondary zones of mineralisation being identified during infill drilling which would not have been intersected during exploration drilling.

This issue cannot be addressed by simply applying global correction factors, as the grade and tonnage differences are relative to average mineralisation grade and associated cut-off grade, both of which vary from deposit to deposit. Increased geological knowledge and mapping has improved recent resource modelling and SRK consider that the historical conservatism has to some degree being engineered out; however work is still ongoing to further improve the confidence levels and close the reconciliation gap.  The issues discussed are in general more related to the style of mineralisation than site specific operational issues.

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11                                  MINERAL PROCESSING AND METALLURGICAL TESTWORK

In compliance with Form 43-101F1 Technical Report Item 18 and Item 25b, this section provides detail in terms of:

•                  Metallurgical testwork and analytical procedures;

•                  Existing and proposed processing facilities; and

•                  Recoverability, describing all test and operating results relating to the recoverability of the valuable components of the ore processed and methods utilised.

11.1                        Current Processing Facilities

Processing of gold ores at the Agnew site commenced in 1986 to treat ore from the Emu mine. The facility comprised a three-stage crushing plant, operated by a contractor, single stage grinding and an air agitated CIL circuit. The plant capacity was then 500Ktpa.

In 1989 following the discovery and development of the Redeemer orebody the plant throughput was increased to 100ktpm by modifications to the crushing section, the addition of grinding capacity and the addition of leaching tanks.

In 1991 an elution plant, using pressure Zadra technology of capacity 3t, and a smelter/goldroom was added. Following these modular expansions, plant throughput was increased to its current operating capacity of 1.2Mtpa.

The current plant configuration is effectively best described as a conventional leach/CIP process flow sheet with a retrofitted gravity gold circuit and subsequent intensive cyanidation circuit to treat the gravity concentrate. The circuit comprises: a PacRim owned and operated three-stage crushing plant feeding to a fine ore stockpile, crushed to P80 8mm; a two-stage closed circuit ball milling circuit (in series) grinding to P80 106µm; and a three-stage leaching circuit feeding to the CIL tanks (six-stage Pachuca Tanks).

Nominal total pulp residence time is 30” hours at a mill feed rate of 135tph and approximately 40% solids w/w. Carbon elution is by pressure Zadra with gold being electrowon onto steel wool cathodes. Gold is finally smelted into bars in a fluxed crucible via a gas fired furnace subsequent to leaching of the electrowon cathodes with HCl and drying the residue.

In February 2003 a gravity circuit, comprising a 30    Knelson gravity concentrator in conjunction with an Intensive Leach Reactor (“ILR”) for intensive cyanidation of the gravity concentrate, was retrofitted. In FY2004, recovery from the gravity circuit was 39.4% contributing to an overall recovery of 94% for the year.

Ore is hauled to this processing facility using off-highway “road-trains” of 64t capacity (2 by 32t trailers) from the individual mines.  Haulage distances from the mines to the plant range between 1km and 15km (Songvang).

The plant is staffed on a four panel roster fly-in-fly-out system (9 days on and 5 days off).  Each twelve-hour shift comprises a shift coordinator plus two process technicians and two gold room operators.

Annual process water requirements amount to 1.8Mm3pa which is sourced from a combination of local bore holes and recycled water from the tailings facility.

Power is supplied on a contract basis by Leinster Nickel Operations via its main power station owned

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and operated by TransAlta.

Figure           11.1                        Agnew:  Schematic Flow Sheet for Agnew 1.2Mtpa Plant

11.2                        Metallurgical Testwork

A significant contributor to the LoM plant feed is ore sourced from the Songvang open-pit.  Metallurgical testing at the AMMTEC laboratory has demonstrated that the ores are amenable to the current flowsheet, however were tested at a grind P80 75µm, which is finer than the current P80 106µm grind which may negatively influence the recovery projections.

Milling characteristics BWI ball and rod indices of 15.8kWh/t and 15.9kWh/t respectively are within the range currently being processed from the Kim underground ores (16.7kWh/t and 13.6kWh/t respectively).  For other ore types sourced from existing mining operations, future projections are based on historical performance, specifically where the ore make-up does not materially change over the depletion period.

Silver and copper levels in the Songvang ore are estimated at 7.7g/t and 377ppm respectively and are higher than levels contained in the current feed (1g/t and 50ppm respectively).  Copper, however is present as chalcopyrite and this is unlikely to be detrimental to the recoveries. The elevated silver may cause carbon loading and desorption difficulties and may necessitate increasing the frequency of stripping.

Reagent consumptions, based on the testwork programme of Songvang ores, are similar to current plant usage with metal recoveries slightly lower than existing ores.

In terms of the current LoM plan Table 11.1 summarises the recovery assumptions and basis thereof.

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Table                  11.1                        Agnew: Key Metallurgical Assumptions

Source	Tonnage	Grade	Recovery	Technical Studies / Based on History

Kim Lode	539	13.1	94.5	Low due to Alteration Zone (80% recovery)
Rajah Lode	57	5.6	94.0	Based on Batch test work
Main Lode	431	7.5	92.0	Test-work and modelling in progress, estimate only

Crusader/Deliverer	43	5.1	97.0	Historical achievement

Claudius(1)	357	6.7	95.0	Estimate no test work

Songvang	2,560	3.4	93.3	Testwork estimate

As highlighted in Table 11.1, there is a significant range of feed material in terms of both grade and mineralogy which influences the combined metallurgical response and ultimately recovery.  The LoM projections use this data-set to appropriately model the individual recoveries over the depletion period.

11.3                        Sampling, Analysis, Gold Accounting and Security

Sampling takes place by hand on a four hourly basis and mill feed rate and total feed mass is recorded by weightometer.

Access to the gold-room is via a two person tag entry system with a four digit code. All production personnel have access as they are rotated through the gold-room, initial entry is however by Security personnel.  Any person with access through the mine gate has access to the plant area including the area adjacent to the gravity gold facilities with little physical impediment.  SRK considers that security could be increased at Agnew particularly given the high proportion of coarse gravity recovered gold.

Gold shipment is attended by security, commercial representatives and production personnel.

11.4                        Plant Performance and Operating Costs

Table                  11.2                        Agnew: Historical and Planned Performance

		2002	2003	2004
PROCESSING	Units	12mth Act	12mth Act	6mth Act
Total Processing
Tonnes Processed	(kt)	1,206	1,237	582
Head Grade	(g/t)	3.8	4.6	6.0
Gold to Process	(koz)	147	182	113
Gold Recovered	(%)	91.3%	91.9%	93.8%
Gold Produced	(koz)	134	168	106
Gold Sold	(koz)	137	169	105
Processing Costs
Employee Expenses	(USDk)	1,700	2,166	1,347
Consumables	(USDk)	1,200	1,568	855
External Services	(USDk)	2,694	2,932	1,580
Energy	(USDk)	1,647	2,076	1,158
Maintenance	(USDk)	1,373	1,576	1,376
Other Cash	(USDk)	-681	-734	-314
Direct Processing Costs	(USDk)	7,932	9,583	6,002
Processing Capital
Development	(USDk)	9	672	219
Capital Works	(USDk)	456	708	1,456
Capitalised Direct Costs	(USDk)	0	0	0
Direct Processing Capital	(USDk)	465	1,381	1,675
Total Processing Costs	(USDk)	8,397	10,964	7,677
Unit DPC	(USD/t)	6.58	7.75	10.31
Total Processing Costs	(USD/t)	6.96	8.87	13.19

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A shift in labour costs impacted on the operating costs in 2003 and again in 2004, however has now stabilised for the LoM projections.  High maintenance costs in 2004 also resulted in higher than planned unit costs.  The maintenance aspects are likely to be cyclic but should be maintained at current levels for the remaining depletion.  The recoveries were low during 2003 and 2004 due to low grade stockpiles being processed.  The recovery for the high-grade underground ores currently stands at over 96%, however is expected to drop as the Songvang ore is introduced in October 2004.

11.4.1              Plant Closure and Clean-up

The existing plant will remain for the duration of the LoM period.  On closure, it is likely that a certain amount of lock-up gold will be recovered during clean-up and dismantling.

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12                                  TAILINGS DEPOSITION

The metallurgical department’s area of responsibility includes the tailings deposition.

Tailings disposal and impoundment has historically been to a conventional dam in an area some 1.5kms south of the processing plant, however deposition to this facility has now ceased. Water is still reclaimed from the dam via a decant tower into a lined pond and recovered for use in the mill. The facility is now available for emergency use only. If required, the dam has a further 10m lift allowed in terms of the license.

The Redeemer orebody has been mined out and the pit has been prepared to receive the tailings arising from the plant for the foreseeable future. Although situated 7kms south of the surface plant the static head is negative and pumping is a relatively simple exercise. Supernatant water will be reclaimed from the pit for reuse in the plant.

The current disposal/water recovery regime will minimise the requirement of make up water from the borefield and minimises reagent addition and operating costs.

No material issues have been identified in terms of the tailing facility and the continued deposition into the worked-out Redeemer orebody.  The Redeemer void has sufficient capacity to contain the remaining Mineral Reserves and beyond.

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13                                  MINING

In compliance with Form 43-101F1 Technical Report Item 25a, this section provides detail in terms of:

•                  Mining operations and assumptions concerning modification from Mineral Resources to Mineral Reserves; and

•                  Mine planning and technical-economic projections into the LoM Plan.

13.1                        Mineral Reserves

Table 13.1 summarises the available Mineral Reserves depleted in the LoM Plan and valuation model.

Table                  13.1                        Agnew:  Mineral Reserves Depleted in LoM Plan

	Status	Tonnes	Grade	Gold	Contribution	Contribution
	(kt)	(g/t)	(koz)	(% oz)	(% oz)
Existing Operations
Open Pit
Songvang - Songvang - op - PWDP	Feas/Ongoing	2,560	3.4	276	100%	42%
Subtotal Open Pits		2,560	3.4	276	100%	42%
Underground
Waroonga - Kim Lode - PAI	Feas/Ongoing	539	13.1	226	67%	35%
Waroonga - Main FW + HW - PAI	Feas/Ongoing	431	7.5	104	31%	16%
Crusader - Pillars - PAI	Feas/Ongoing	43	5.1	7	2%	1%
Subtotal Underground		1,013	10.4	337	100%	52%
Surface Sources
Mill Stocks		18	3.5	2	10%	0%
Waroonga Green		206	1.5	10	51%	2%
Waroonga Blue		175	0.8	4	22%	1%
Redeemer Green		40	0.9	1	6%	0%
Redeemer Pit Bund		6	2.6	1	3%	0%
Kim Lode		6	7.3	2	8%	0%
Subtotal Surface Sources		450	1.4	20	100%	3%
Total Existing Operations		4,024	4.9	633		97%
Future Projects
Open Pits
Crusader - Claudius - op - PWDP	Pre Feas	203	1.7	11	100%	2%
Subtotal Open Pits		203	1.7	11	100%	2%
Underground
Waroomga - Rajah Lode - PAI	Feas	57	5.6	10	100%	2%
Subtotal Underground		57	5.6	10	100%	2%
Surface Sources
Cox Green		11	2.8	1	100%	0%
Subtotal Surface Sources		11	2.8	1	100%	0%
Total Future Projects		271	2.5	22		3%
TOTAL MINERAL RESERVES		4,295	4.7	655		100%

(1)                                  Contribution to each subtotal

(2)                                  Contribution to total Mineral Reserves

As reported in Table 13.1, 77% of the Mineral Reserve contained ounces are sourced from the existing Kim Lode underground mine and the Songvang open-pit mine which only commenced pre-strip earthworks in September 2004.  The balance is primarily sourced from the Main Lode underground mine which is due to commence production during 2005.

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13.2                        Competence and Responsibility

Table 13.2 details the Qualified Persons responsible for the mine planning and production at Agnew.

Table                  13.2                        Agnew:  Mining Disciplines - Qualified Persons

Discipline	QP	Qualifications	Experience	Professional Body
Agnew
Open-pit Production	Dan Baldwin(1)	B Sc (Hons) Geology; Grad. Dip. (Business)	10 years	AusIMM
Open-pit Planning	Louw Smith	B Sc (Hons) Geology; B Comm; MSc Mining (Business Economics)	13 years	AusIMM
Underground Planning - Waroonga Complex	Walter Shamu	B Eng Mining M Eng (Rock Mechanics)	10 years
Underground Planning- Redeemer Complex	Chris Elliot	B Eng Grad Dip Geosciences, Grad Dip Applied Finance and Investing (Mining)	20 years	AusIMM
Surface Source Production	Dan Baldwin	B Sc (Hons) Geology; Grad. Dip. (Business)	10 years	AusIMM
Surface Source Planning	Louw Smith	B Sc (Hons) Geology; B Comm; MSc Mining (Business Economics)	13 years	AusIMM
Mineral Reserves
SRK
Open-pit Mining	Mike Warren	B Sc (Mining), MBA	30 years	AusIMM
Underground Mining	Thomas Schrimpf	Dip. Ing.	19 years	AusIMM
Mineral Reserves	Mike Warren	B Sc (Mining), MBA	30 years	AusIMM

(1)                                  Overall responsibility.

In terms of the mine planning, mining, geotechnical and ventilation engineering disciplines the representatives listed in Table 13.2 take responsibility for the reporting of the economically mineable material derived from Measured and/or Indicated Mineral Resources, and compliantly modified to Mineral Reserves.  They have assessed the level of geoscientific confidence in the estimation and classified these estimates into the appropriate Mineral Reserve classification categories (Proved/Probable).

In addition to the reported Mineral Reserves, these representatives take responsibility in their professional capacity for the inclusion of Mineral Resources, not yet modified to Mineral Reserves, in the LoM plan.  The contribution of this material and associated impact on the underlying valuation is described in the LoM valuation summaries in Section 19.

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13.3                        Open-pits

13.3.1              Salient Features

Table 13.3 to Table 13.5 inclusive summarises the salient operating features of the current and planned open-pit operations.

Table                  13.3                        Agnew OP:  Salient Features

Open-pit	Description
General

As at 8 September 2004 there were no open cut mines being operated by AGMC. Stockpiles of ore from previous open pit mining operations exist near the ROM stockpile area. Previously mined open pits at the Agnew operations of AGMC have a number of functions including; 1) providing access to underground mines; 2) awaiting improved economics which may allow future cut-backs; and 3) as voids for potential waste dumps and/or tailings storage facilities.

The Songvang open pit project has passed through the Feasibility Study stage and is proposed to commence development and waste stripping in September 2004. Ore production from Songvang is timed to commence in October 2004 and to be completed by June 2007.

Open pit mining by AGMC is typically carried out by conventional drill and blast with truck and excavator. The open-pit mines are managed by Agnew staff; however all of the operational functions are outsourced to selected contractors. The current transport of ore to the processing facilities and maintenance of the haul roads is contracted to Hampton Transport Services Pty Ltd, (“Hampton Transport”). The term of the Hampton Transport contract is from 23 August 2004 until 25 January 2005. Surface drilling and blasting is contracted to Ausdrill. The term of the Ausdrill contract is for 33 months from September 2004 to May 2007. The Songvang mining contract has been let to Leighton Contractors Pty Limited (“Leighton”). The term of the Leighton contract for Sonvang is for 33 months commencing in September 2004 (i.e., until May 2007). The three contractors mentioned above are considered by SRK to be well established and experienced.

Production drilling patterns range from 4.4m x 5.0m in the oxide through to 2.6m x 3.0m in the lower fresh material using 102mm blast holes. Pre-split in hard rock is done on 10m benches using 89mm to 102mm drill holes. Load-and-haul is by a combination of 90t and 185t dump trucks and 120t or 250t excavators in backhoe configuration. Mining benches vary from 5m (mined in 2 x 3m flitches including heave) in ore / waste blasts to 10m (3 x 4m flitches) in waste only. Gold mineralisation is mined selectively to limiting economic cut-off grades (“c.o.g.”) that reflect the combined long term operating strategy at AGMC. Short term tactical variations are made to c.o.g. to balance the ore production profile and processing capacities on site. Limiting economic c.o.g. vary according to haulage distance to processing facilities. The c.o.g. for the Songvang open pit to the Agnew mill/CIP processing plant has been calculated by AGMC as 0.90 g/t Au on an incremental basis.

Ore is currently hauled from individual mine ore pad (“MOP”) stockpiles to the Emu Gold Plant processing facilities using off-highway ‘road trains’ of 64t capacity (32t per trailer x 2). Haulage distances range from 0.2km (for run-of-mine (“ROM”) stockpiles) to 16.1km (for Songvang) to the Emu Gold Plant.

The major equipment provided by Hampton Transport, Ausdrill and Leighton is listed in Table 5.4. None of the listed equipment is owned by AGMC.

Waroonga OP

The Waroonga pit ceased mining of ore and waste in January 2004. Access and infrastructure for the Kim and Main Lode underground mines is located in the Waroonga open pit, including the access portal, the emergency egress and a ventilation shaft. The area of the Waroonga pit adjacent to and above the portal, emergency egress and ventilation shaft is required to be kept in a stable condition to ensure safe and reliable access to the underground mine. AGMC has installed buttresses, steel sets and/or concrete covers to protect the access points to the underground mine. AGMC will also continue to monitor the condition of, and any movement in, the Waroonga pit walls. Bunds above the Waroonga pit rim are well placed to restrict any surface water flows from entering the pit. The base of the Waroonga pit is currently being used for the storage of waste rock from the underground mines.

Songvang OP

The Songvang open pit is a Feasibility Study stage project which was approved by AGMC in May 2004 and received approval of its Notice of Intent (“NOI”) in September 2004; Whittle shell optimisation were completed at a gold price of AUD530/oz; The pit design has been completed but will be updated as additional data requires; final depth 160m below surface; average SR 14.5:1; date due to commence 9 September 2004; depletion period 38 months; Peak Annual Production Ore 1,202ktpa in F2007 and Waste 1,494 kbcm in F2007; Batter Angle 45º to 70ºdeg, overall wall angles 30º to 52º; Distance from ROM pad 16.1km; ore will be hauled from the mining face to the mine ore pad (“MOP”); maximum haul to the MOP will be 1,280m (160m deep @ 1 in 8 grade); Water make: forecast average 2,000kl/day, maximum 3,700kl/day; Operating hours 2 x 12 hour shift/day, 7 days per week, including all public holidays; Workforce: AGMC staff of 14; In pit labour compliment of 62; blast patterns will vary with material type, five types planned; Explosive planned, ANFO; possible free dig in oxide material.

(1)                                  All depths quoted are in metres below the surface

Table                  13.4                        Agnew OP: Contractors Mining Equipment

Major Equipment - Leighton	Bucket/tray size	Number in fleet	Effective Work Hours p.a.
Excavator – Hitachi EX2500	15m(3)	1	5,500	(1)
Excavator – Hitachi EX1200	7m(3)	1	5,500	(1)
Rear dump truck – Komatsu 630E	185t	4	5,000	(1)
Rear dump truck –Caterpillar 777D - Hire	90t	4		(1)
Dozer – Cat D10	n.a.	2	5,500	(1)
Major Equipment – Hampton Transport
Loader – Caterpillar 966	3.8	1
Loader – Caterpillar 980	5.4	1
Loader – Komatsu WR600	5.6	1
Prime Movers – Kenworth	n.a.	2
Trailers/Dolly’s	25t or 35t	6
Major Equipment – Ausdrill(2)	Hole Diameter
Tamrock – CHA1100	115mm, 102mm, 89mm	6
Schramm drill	165mm, RC 136mm	1

(1)                                  The baseline equipment availability stated in the contract is 85%.

(2)                                  On trial. The selected drill rig will be added to the fleet

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Table                  13.5                        Agnew OP: Drill and Blast Parameters

Material Type	Parameter	Burden, Spacing, Depth	Powder Factor (kg/bcm)
Caprock waste	Hole diameter - 115 mm	4.2m x 4.8m x 5.0m	0.31
Oxide waste	Hole diameter - 115 mm	4.4m x 5.0m x 10.0m	0.30
Fresh waste	Hole diameter - 115 mm	3.5m x 4.1m x 10.0m	0.65
Fresh ore	Hole diameter - 102 mm	3.0m x 3.5m x 5.0m	0.65
Fresh ore	Hole diameter - 89 mm	2.6m x 3.0m x 5.0m	0.65
Explosive Planned	ANFO in dry holes, Emulsion if holes cannot be de-watered

Explosives are currently purchased by AGMC from Orica Explosives who provide a “down the hole” placement service.  AGMC is in the process of tendering for the future supply of its explosives requirements from a number of explosive suppliers.  Ausdrill install initiation systems and detonate the blast patterns.

13.3.2              Historical and Planned Performance

Table 13.6 summarises the historical KPIs for the Waroonga open-pit to end June 2004 in calendar years.

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Table                  13.6                        Agnew OP: Waroonga Historical and Planned KPIs

		2002	2003	2004
MINING	Units	6mth Act	12mth Act	6mth Act
Open Pits
OP1 - Waroonga
Pre-Strip	(bcm)	0	0	0
Internal Waste	(bcm)	1,444,837.0	34,091.0	0.0
Total Waste	(bcm)	1,444,837	34,091	0
Ore	(bcm)	510,630	99,641	9,574
Total Moved	(bcm)	1,955,467	133,732	9,574
SR	(w:o)	2.8	0.3	0.0
Ore Density	(t/m3)	2.72	2.37	2.10
HG Ore Ex Pit	(t)	517,690	152,845	20,106
Allocated Grade	(g/t)	2.9	2.5	2.9
Contained Gold	(oz)	47,447	12,145	1,888
LG Ore Ex Pit	(t)	873,550	83,363	0
Allocated Grade	(g/t)	1.5	1.3	0.0
Contained Gold	(oz)	42,879	3,554	0
HL Ore Ex Pit	(t)	0	0	0
Allocated Grade	(g/t)	0.0	0.0	0.0
Contained Gold	(oz)	0	0	0
Ore Ex Pit	(t)	1,391,240	236,208	20,106
Allocated Grade	(g/t)	2.0	2.1	2.9
Contained Gold	(oz)	90,325	15,699	1,888
Ore to CIL	(t)	530,034	879,145	360,685
Allocated Grade	(g/t)	2.8	1.8	1.7
Contained Gold	(oz)	48,252	49,983	20,064
Ore to HL	(t)	0	0	0
Allocated Grade	(g/t)	0.0	0.0	0.0
Contained Gold	(oz)	0	0	0
Ore to Toll	(t)	0	0	0
Allocated Grade	(g/t)	0.0	0.0	0.0
Contained Gold	(oz)	0	0	0
Ore Processed	(t)	530,034	879,145	360,685
Allocated Grade	(g/t)	2.8	1.8	1.7
Contained Gold	(oz)	48,252	49,983	20,064
ER	(AUD:USD)	0.55	0.66	0.74
Direct + Capital Waste Cost	(USDk)	6,221,838	309,082	0
Direct Costs Normalised	(USDk)	0	0	0
Direct Ore Costs	(USDk)	2,720,036.1	837,428.9	96,011.5
Total Direct Mining Cost	(USDk)	8,941,874	1,146,511	96,011
Haulage Cost to Plant	(USDk)	0	350,793	357,488
Unit Cost
Direct Waste Cost	(USD/bcm)	4.31	9.07	0.00
Direct Ore Costs	(USD/bcm)	5.33	8.40	10.03
Total Direct Mining Cost	(USD/bcm)	4.57	8.57	10.03

13.3.3              Planning

Agnew employs a number of qualified mining engineers to plan, design and schedule the mining of the open pits, based on the data generated by other technical staff and consultants including geologists, hydro-geologists, geotechnical engineers, metallurgists and environmental scientists.  The plans, design and schedules are provided to and communicated to the contractors and form the basis of the contract between the parties.  Agnew plan and execute open-pits to a generally accepted industry standard.

Key Planning Assumptions:  The Key financial assumptions other than direct mining cost used for project evaluation and Mineral Reserve calculation are provided in Table 13.7

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Table                  13.7                        Agnew OP: Evaluation Inputs

Description	Rate
Administration and Processing costs	AUD11.50/t
Transportation Costs	AUD2.85/t
World Gold Council	AUD2.86/oz
State gold tax	2.50%
Gold Price for cut-off-grade calculation and project evaluation	AUD530/oz
Mineral Reserve gold price	AUD580/oz
Mineral Resource gold price	AUD650/oz

Table 13.1 summarises the Mineral Reserves for the open-pit operations; in support of these estimates the following describes the how the Mineral Reserves have been estimated in terms of the mining related disciplines.

The Songvang open pit project has been studied to Feasibility Study level and used the following parameters:

•                  Block sizes: The Datamine™ block model used a selective mining unit (“SMU”) size of 2.5m by 5.0m by 2.5m to simulate the mining process;

•                  Wall Angles:  Overall wall slope angles ranged from 30º to 52º in accordance with the external consultants recommendation;

•                  Dilution and Mining Recovery:  Mining dilution was assumed at 18% and mining recovery was assumed at 90%;

•                  Economic Assumptions:  Mining costs were based on the Leighton Contracting feasibility cost estimates.  Processing costs were based on the AGMC mine planning assumptions as at June, 2003, modified by the use of variable costs. Cartage rates were estimated by Hampton Transport Services Pty Ltd for the feasibility study.  Marginal costs of 65% of AGMC administration.  Gold Fields Perth administration and Gold Fields International administration costs have been excluded;

•                  Viability tests:  Viability tests include the use of Whittle Four-X™ software for pit shell optimisation and spreadsheet models which simulate the mining and processing quantities and costs, which are compared to the simulated gold production and sales revenue.  SRK notes that the Songvang project was not viable on a full cost basis and the use of a marginal cost basis has been accepted by AGMC.

Key optimisation considerations include:

•                  High-grade ore:  All material above high grade cut-off of 2.4g/t diluted will be fed directly into the Agnew Mill;

•                  Pit Rim Stockpiles:  Material above low grade cut-off of 0.9g/t diluted will be stockpiled on the low grade mine ore pad (“MOP”) as future mill feed. These stockpiles will be formed on the Songvang MOP and transported to the Mill ROM pad on a “just in time” basis;

•                  Pit associated waste dumps:  Each open pit has an associated waste dump which has been approved in the Environmental Management Plan (“EMP”) by the relevant environmental authorities.  Waste dumps are designed to minimise the haulage distance from the pit while also providing sufficient working space and clearance from final design limits.  Figure 13.1 shows the layout of the planned waste dumps.

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Figure 13.1 Agnew:  Shows the Songvang Completed Final Pit Design

Dilution and Mining Widths:  Surface mining dilution and recovery factors are applied by one or both of the following methods; 1) Factors in Four-X parameter file, and 2) Amalgamating blocks in the geological resource model.  For the Songvang open-pit mining dilution was assumed at 18% and mining recovery was assumed at 90%.

Minimum mining widths for open pit planning are as follows:

•                  15m for equipment to turn at the base of pit;

•                  20m, consisting of 15m for equipment to turn and 5m for safety window, for high wall cutbacks; and

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•                  Smaller cutback widths with a minimum 15m, consisting of 10m for equipment reversing into place and 5m for safety window, can be used for remedial work with a much lower excavation rate than required by production operations.

The above dimensions reflect the requirements of equipment used in current surface mining operations.

Geotechnical:  An external consultant was employed to review and assist with the geotechnical data collection and analysis of the Songvang open-pit project.  The work completed included geotechnical logging of exploration drillhole core, data evaluation and construction of 3D block models for rock mass rating (“RMR”), (“MRMR”), and Slope Angle.  Twenty-eight (28) geotechnical drill holes were used to provide the representative data.  The results from the geotechnical review were reported and recommended pit wall angles used for mine optimisation, design and planning.  The geotechnical consultant also made a number of recommendations which were implemented in 2004.

SRK accepts that the geotechnical work competed to date at Songvang has been done to a good standard and is suitable for the confidence levels required for LoM planning.  Additional work and monitoring of actual results is planned by AGMC during the mining phase.

Plant and Equipment:  All of the open-pit mining equipment will be supplied by contractors who are responsible for the maintenance and replacement of the mining equipment to ensure that it is capable of meeting the performance required under the contract.  All major equipment items in the Leighton mining contract are required to have a minimum availability over a two month period of 85% and to be available for work for a stated number of hours per annum (5,500 for excavators and 5,000 for trucks).

Mechanical assessments were not undertaken, however the general appearance of the equipment indicated that maintenance schedules are in place and that the majority of the equipment is relatively new.  Agnew staff indicated satisfaction with equipment availability and maintenance standards.

Cut-off grades:  The Songvang project was evaluated at a gold price of AUD530/oz (USD400/oz and an exchange rate of 0.75) and using a marginal cut-off grade (off-site administration charges were deleted).  The mining and hauling costs used in the cut-off-grade calculation were based on quoted costs from selected contractors.  Site processing and administration costs were based on recent history to June 2004.  Geotechnical inputs to the optimisation were based on pit slopes initially recommended by an independent consultant.  Further geotechnical work was completed and the report in April 2004 recommended changes to slopes in two of the six domains.  The updated pit design to be completed in September 2004 will incorporate the latest slope recommendations from the geotechnical consultant, as well as updates to the operating costs.

Grade Control:  Grade control at Songvang open-pit will be performed by inclined RC drilling at 135mm diameter on approximately 5m by 10m centres with assay for gold and at time silver by 50g fire assay with AAS finish.

The grade control data will be added to the existing exploration database.  As the data density of the grade control drilling will be of a higher density than the exploration drilling, the grade control database will provide improved knowledge of the grade distribution within the pit.  The grade control model will therefore be used to discriminate between waste and the two ore categories in use at Agnew.  Ore boundaries will be marked out in the pit and mined separately from waste, with care taken to minimise mixing of waste and ore.

The mining of ore zones with the large sized equipment shown in Table 13.4 is likely to cause dilution to be higher than would be the case if smaller, more selective mining equipment were utilised.  Smaller equipment would however incur increased cost which would increase the CoG. required for the ore to

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be economic.

Mine Capacity:  As shown in Table 13.6, Agnew only mined a total of 20kt of open pit ore in F2004 (from remnant broken stocks in the Waroonga Pit via the Kim underground portal), which was down from 1,627t in F2003.  Surface ore processed in F2004 totalled 753kt and was largely sourced from stockpiles.  The plan for 2004 forecasts the open pit mining of 258kt of high grade ore and 361kt of low grade ore, both from Songvang open-pit.  SRK notes the delayed start to the Songvang open pit and considers the 2005 open-pit ore target of 619kt to be optimistic with the currently planned equipment.  Additional equipment may be required to achieve the 2005 target production levels from Songvang and Agnew have indicated the possible addition of several scrapers to assist with early waste removal.

Operating Costs:  The mining cost forecasts for the Songvang project are based on quotations from selected contractors.  SRK notes the differences between the processing and administration costs used in the Songvang feasibility study and the F2004 actual results, as shown in Table 13.8.  The processing cost assumed in the Whittle optimisation of Songvang pit is $7.50/t of ore, this compared to the F2003 actual processing cost of $12.66/t of ore.  The other cost components used in the optimisation are shown in the following table

Table                  13.8                        Agnew: Songvang Feasibility Cost Assumptions

Item	Unit Cost per Ore Tonnes	Justification (based on F2004 YTD costs)
Processing	$7.50	41.7% of fixed processing cost ($3.70), plus 100% of variable costs of $3.80.
Cartage	$2.85	Quote from Hampton Transport
Rock breaking on RoM	$0.30	Estimate
AGMC Administration	$2.00	35% of full administration costs of $5.80
Perth Administration	$0.00	Not included (marginal cost basis used)
GFI Administration	$0.00	Not included (marginal cost basis used)
Sustaining Capital	$0.29	Estimate
Grade Control	$1.00	GFA “rule of thumb”
Ore Premium	$0.41	Allowance for extra haul, tighter blasting.
Total	$14.35

13.3.4              Risks and Opportunities

Agnew conducted a risk assessment as part of the Songvang feasibility study.  The risk assessment identified operational risks that could impact on the success of the proposed Songvang open-pit mining operations. The risk assessment also identified the controls being proposed to manage those risks.

Tables 13.9 and 13.10 summarise the identified risks and opportunities for the Songvang Open-pit.

Table                  13.9                        Agnew:  Songvang Feasibility Risks

Risks	Risk Reduction Action
NoI delays results in delay to construction and mining	NoI approved 8 Sept 2004. Agnew rescheduling to achieve timing.
Mining contractor unable to source mining equipment in required timeframe	Hire Cat777 trucks to be used for first 4 months, until Komatsu 630E trucks are available.
instability of some parts of open pit walls	Geotechnical study has recommended wall angles. Will be monitored.
groundwater inflows may delay progress	De-watering bores in place and pumps available.
water discharge approval	Approval awaited
rate of extraction is slower than forecast causing periodic ore shortfall	Contractor is committed to the mining schedule.
mill recoveries lower than predicted	further testwork
ore shortfall increases processing and administration unit costs	Mining scheduled to maintain ore production.

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Table                  13.10                 Agnew: Songvang Feasibility Opportunities

Opportunities	Potential
increased reserve tonnage due to higher densities values than in the model	Possible
increased reserves from drilling under Lawlers Creek post NOI approval	Possible. Drilling underway as at 9 Sept 2004
increased silver recoveries	Possible
geotechnical studies may allow scope for steepening batter angles	Geotechnical report did not recommend increased batter angles
reduced blasting costs if oxide is free digging	Not likely
further discussions with mining contactor may reduce mining costs	Possible
underground potential	Possible from further exploration drilling

13.3.5              SRK Comments

SRK has compared the contract rates quoted by Leighton for the Songvang open-pit and the rates as shown in the St Ives “Alliance” contract for SIGM.  SRK notes that the rates for comparable equipment are very similar.  SRK has also compared the rates quoted by Leighton to other contractor’s rates for open-pit mining in other areas of Australia.

Songvang is planned to be mined at a rate near 5.8Mbcm per annum and the forecast mining costs are AUD5.82/bcm.  Considering the relative small-scale compared to other open-pits in Western Australia, SRK accepts that the contract mining costs forecast for Songvang are competitive and in line with industry norms.

13.4                        Underground Mining

The Waroonga gold deposit has been mined since the late 19th century, using cut and fill methods and shrinkage stoping.  Underground workings consisted of ten levels with shaft access.  The old underground workings extended to a depth of about 300m.  From 1984 to 1992 WMC operated an open pit to exploit the near surface resources. In 1989 and 1990 WMC undertook exploratory underground development, which ceased due to sub-economic grades.

In March 2001, the open pit mine was reopened and underwent an open pit cut back which was completed in February 2003. In December 2001, Gold Fields acquired the ownership of Agnew Gold Mines.

At Agnew the two producing underground operations (Crusader and Waroonga) together with future resource projects are spatially concentrated over a distance of approximately 11km. Both mines as well as the future underground resource projects are relatively small operations with short mine lives. Common features of the mines and projects are:

•                  The ore bodies are generally shallow, and underground mines are in principal extensions of open pit mines, with single decline (gradient 1 in 7) portals in the sidewalls of the open pits. The portals are located in unweathered ground and the lowest levels of the pit below the portal provide sumps for precipitation.  Depths seldom exceed more than 500m (max. depth at Waroonga 515m);

•                  Water inflows are low and are handled by staged mono pump mine drainage arrangements;

•                  In addition to the declines, raises are developed as return airways, and ladder ways as second means of egress;

•                  Ground support consists in general of 2.4m long galvanised split-sets with 6.5mm by 100mm aperture galvanised weld mesh. The split sets are installed by means of the twin boom development jumbos;

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•                  Haulage trucks are directly loaded by the development or production load-haul-dump trucks (“LHDs”); there are no ore or waste passes;

•                  Anfo is the explosive used for development and production;

•                  There is one underground mining contractor for all underground operations. This arrangement provides flexibility in the sharing and allocation of labour and equipment;

•                  The shared facilities and equipment of the contractor include the central mobile plant workshop, shared mobile plant and site overheads with 27 persons. The mines have only shift fitters and electricians for breakdown maintenance; and

•                  All underground mines have the same “7 day-shifts followed by 7 night-shifts shift and then 7 days off” roster, working 2 by 12-hour shifts. The mines operate continually during the year.

13.4.1              Waroonga Complex

The Waroonga deposit comprises three mineralised structures, the Main, Kim and Rajah Lodes. The lodes are generally interpreted to occur at the intersection between a lithological contact between sandstone in the hangingwall and ultramafic conglomerate in the footwall and structures that are oriented sympathetic with the axial plane of regional scale folding.  Locally, however the lode can be in contact with sandstone in both the hangingwall and footwall.

Only the Kim lode has been mined until now, however access development to the Main lode has commenced. There are only conceptual studies for the mining of the Rajah lode at this stage.

The Kim Lode is the northernmost lode exposed in the Waroonga open pit.  The lode dips fairly uniformly at 60° to the west on the mine grid, and has been intersected in diamond drill holes for a down dip length of about 340m.  The lode plunges to the north at about 70° and is interpreted to have a horizontal strike length of between about 100m and 150m. The Main Lode deposit is a steeply dipping (75º), steeply plunging (75º) orebody. The Main Lode orebody consists of two lodes, hangingwall and footwall and two shoots, north and south.

The hangingwall lode occurs on the ultramafic/sandstone contact and varies in width from 0.5m to 15m.  The lode has a strike of approximately 55m. The footwall lode occurs on the contact between two ultramafic rock types and varies in width between 0.5m and 8m.  The lode has a strike length of between 20m and 100m and the distance between the two lodes also varies between 2m and 20m.

The rock mass can be described as “good”, with mean Q values of 25 in the hanging wall, 40 in the Kim lode and 72 in the footwall. The development workings are supported with 2.4m long galvanised split sets in combination with weld mesh (5 mm diameter with 100mm aperture); the split sets in the decline are grouted.  Fibre reinforced shotcrete is locally applied in infrequent weak strength shears. Intersections and ore drives are cablebolted.  In the ore drives 6m long single strand cables are installed in a pattern of 1.8m spacing between the rings and 3m spacing between the cable bolts in one ring.

A new decline portal in the side wall of the pit has been constructed, as the old exploratory decline portal has been located too deep in the open pit with a high risk of flooding in the event of cyclonic rainfalls. A circular failure in the weathered near surface part of the pit wall caused a slide of about 60,000m3 of material and blocked the portal in April 2003. As a remedial measure the pit wall in the area was cut back by about 100,000m3 of material, the decline portal construction was extended about 30m into the pit and a Geobrugg™ protection fences have been installed to protect the access ramp in the open pit. The surface main substation and compressor station have been relocated.

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The main decline and other access development are located in the sandstones of the hanging wall. The dimensions of the main development are 6m x 6m with arched backs in the main decline and 5.5m by 5.5m with rounded shoulders in the Kim lode access.

A crown pillar of 20m is left to the surface and of 30m to the old underground workings of the Waroonga mine. The old mine plan traces have been obtained from the Mines Inspectorate and cover drilling has been conducted. In 2004 the old workings have been drained via drainage holes.

The first stopes in the Kim lode have been mined as longhole open stopes, separated by rib pillars. Following a backfill study by AMC consultants in 2003, cemented aggregate fill (“CAF”) has been introduced and the mining method changed to longhole stoping with primary and secondary stopes.

In this method, the lode is mined by 15m long (along the strike) primary stopes, which are separated by 25m long secondary stopes. Boxcut holes are drilled to create the slots for the primary holes. Once a primary stope is mined, it is backfilled from the upper sublevel with CAF. The CAF is batched on a surface batch plant and transported to the stopes in standard on road agitator trucks with standard bowls of 5m3 and 7m3 nominal capacities. Slightly conical shaped rigid ducts are extended and suspended in the open stope next to the adjoining secondary stope prior to backfilling, thus providing the initial slot for the firing of the secondary stope. The lower sublevel is partly backfilled with development waste prior to filling the stope with CAF.

Mining of the secondary stopes starts with the re-establishment of the lower level access by driving through the backfilled primary stopes. The unconsolidated fill is mucked out, before the drive is flat backed to the required height. The drives in the fill are supported by fibre reinforced shotcrete.

The secondary stopes are mined in retreat and in a top down section. These stopes are not backfilled. The vertical sublevel spacing is 25m in the Kim lode and will be 20m in the Main lode.

This mining method does not require the grouping of stopes in panels and avoids sill pillars between such panels. It allows stope production on several levels and sublevels at the same time. The mine capacity is restricted by the haulage capacity, rather than by the number of stopes available.

Figure 13.2 shows the mine layout for the Kim and Main lodes within the Waroonga Complex.

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Figure           13.2                        Agnew:  Shows the Waroonga Complex Final Mine Designs

13.4.2              Crusader Complex

The deposit of the Crusader mine has been mined by an open pit and subsequently an underground mine, employing airleg and longhole stoping, with post-pillar cut and fill stoping in a trial phase. Mining was suspended in 1996 and resumed in 1998.

The Crusader ore body is a shallow dipping, northwest plunging gold mineralisation hosted by tholeiitic basalt. The hanging wall of the deposit is located on the sheared unconformable contact with the ultramafic cumulate and the Lawlers basalt. The basalt host rock of the ore body is a massive, fine grained amphibolite. The overlying ultramafic sequence is a basal serpentinised orthocumulate, which is sheared and carbonated. The ore body is associated with a north plunging flexure. At its widest point the ore body is ellipsoid in cross-section, with narrow extremities. The dip of the mineralisation averages about 40º, with an average plunge of about 20º to the northwest.

The ore body has been mined by cut and fill with rock fill. A typical cut and fill stope consists of five lifts of 5m height each. The 25m high stopes are separated by 5m high sill pillars. 4m wide square stope pillars remain in the wider parts of the stope. These pillars are embedded in the rock fill. The last lift of the stope has not been backfilled and is accessible.

Ore extraction in the Crusader mine is now restricted to the mining of pillars and other remnants in the upper levels of the underground mine. Sill and stope pillars are extracted by a longhole stoping method retreating towards the stope access cross-cut.  Remnant ore, not contained in readily accessible sill and stope pillars, requires specific access development.

64mm diameter or and 76mm diameter longholes are used as production blast holes. Typically only one

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ring is fired per blast. The blasted ore is mucked by means of tele-remote operated LHDs. High dilution through unplanned overbreak and ore losses in the stope are in the nature of a remnant mining operation like this.

13.4.3              Claudius

The Claudius ore body could be accessed from the workings of the Crusader mine. A conceptual mining study, based on indicated and inferred resources has been carried out to justify the development of an underground exploratory access and a diamond drilling campaign. The conceptual study assumes longhole open stoping as mining method, and operating costs based on current mining contract rates. It does further assume a gold price of AUD530/oz. The development of the exploratory access is in progress and the study will continue, however the resources are not yet classified as Mineral Reserves.

13.4.4              Vivien

The Vivien deposit has previously been exploited by an underground mine in the early 20th century and subsequently during 1997 and 1998 by a 65m deep open pit.

The Vivien deposit comprises essentially a single plane auriferous quartz reef referred to as the Main Lode located in a 5 to 20m wide shear zone trending 030° and dipping to the southeast at 70° to 75°. The Main Lode varies in width from 1m to 8m horizontally with an average of 2.2m. Minor veins with poor continuity and variable grade separate to the Main Lode and occur in the hanging wall and the footwall.

The Vivien underground project is now a joint venture between Agnew and Breakaway Resources NL. A feasibility study for an underground mine has been evaluated below the existing open pit and underground workings. Only the main lode has been considered sufficiently consistent for underground mining. A 20m high crown pillar separates the mine from the old underground workings and the open pit.  The study, carried out by AMC Consultants (September 2004), concluded that the project would deliver a negative cash flow at a gold price of AUD550/oz. Actual milling costs and indicative contract mining quotes from the mining contractor at the Agnew operations have been used for the purpose of the study. Inferred Resources have also been converted for the purposes of the study. As such, it is not considered JORC compliant and therefore intended for internal purposes only.

The proposed mining method is uphole retreat stoping (“UHR”), a top down method with 15m vertical level intervals. Ore drives have been designed as 3.5m wide by 4.0m high unless the ore width requires wider development. 12m long 64 mm diameter production blastholes are proposed.

The feasibility study was based on the following design parameters:

•                  minimum stoping width of 2m;

•                  unplanned stope dilution factor of 15%;

•                  planned and unplanned stope dilution was applied using a dilution grade of 0.0g/t;

•                  pillar recovery factor of 85% to represent rib pillars;

•                  mining recovery factor of 95%;

•                  a decline developed from an in-pit portal at a gradient of 1 in 7 and at a size of 5.0m high by 5.0m wide to facilitate the use of up to 40t low profile diesel trucks;

•                  ore and waste to be trucked from the mine and delivered to the surface ore and waste stockpiles.

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Rehandled ore will be transported in road trucks to the Agnew RoM pad.

The cut-off grade used for this study was based on these preliminary design parameters. The operating breakeven cut-off grade was estimated at 6.4g/t Au, covering the mining and ore costs associated with that block of ore. The marginal cut-off grade used for stope design purposes was estimated at 5.9g/t Au, where no cost of development was required.

A maximum production rate of 0.15Mtpa is achievable from the Vivien underground deposit. Ore from stope development would be available approximately 8months from the start of the decline development however, the maximum production rate would not be achieved until 11 months after development commences. Steady state production was assumed at 12ktpm.

Table 13.11 summarises the salient operating features of the current and planned underground operations.

Table                  13.11                 Agnew:  Underground Operations – Summary of Salient Features

Underground	Description
Waroonga U/G

Existing operation; Mine Design Gold Price 580/oz; Final Design completed; final depth 515m below surface; date commenced 02/2001; depletion period 79months); Peak Annual Production Ore 240ktpa planned (2005) and Development 4500mpa (2004); Access point (RL 10430), Access type decline portal in open pit; Decline dimensions 6m x 6m with arched backs in Main Decline and 5.5m x 5.5m with rounded shoulders in Kim Lode Decline, ore drive dimensions 4.5 to 6m wide by 5m high; General Stope Dimensions Strike Length 10 to 15m for primary stopes and max. 25m for secondary stopes, vertical inter level spacing 25m in Kim Lode and 20m in Main Lode; Primary ore extraction method sublevel stoping with primary and secondary stopes; RoM pad at mill, max. planned haulage distance from stope to mill 6km; pumping rate in (in F2004) 180m3/h including dewatering of old Waroonga u/g workings; total labour compliments 17 operators and shift maintenance personnel per shift + 13 persons in site overheads and supervision; Development round with burn cut are 3.8m to 4.0 m long, Production blast pattern is 76mm diameter holes at 1.8m burden and 2.2m spacing, Anfo is used as explosive in development and production; 4 to 6.5 tonnes/drillmetre, backfill of primary stopes with cemented aggregate fill (4% cement content by weight) ; Mining equipment: One (1) development twin boom jumbo Sandvik Axera D 07, one (1) development twin boom jumbo Sandvik Powerclass H205D, one (1) LHD Elphinstone R2900 (shared with Crusader), one (1) LHD Elphinstone R1700, one (1) haulage trucks Cat 69 D (30 tonnes payload)(shared with Crusader), two (2) low profile haulage trucks Elphinstone AD 55 (50 tonnes payload), one (1) longhole production jumbo Sandvik Solo 7020 (shared with Crusader), one (1) charge-up vehicle Normet Charmec, one (1) shotcrete unit Normet Spraymec, two (2) Hino agitator trucks (7m3), one (1) Hino agitator trucks (5m3), one (1) water truck Ford LTN 8000, two (2) integrated tool carriers Cat IT 28, one (1) integrated tool carrier IT 18, one (1) grader Cat 12h (shared with Crusader).

Crusader

Existing operation at end of life time, recovery of remnants only; Mine Design Gold Price 580/oz; depth of deepest remnant to be recovered 250m below surface; Peak Annual Production Ore from Remnants 217ktpa (2004); Access point (RL 10411) decline portal in open pit) Decline dimensions 5.5m width x 5.5m height, ore drive dimensions 4.5m width by 5m height; Recovery of remnants and pillars by uphole retreat stoping; Distance from portal to MoP pad 1.4km; Distance from MoP Pad to RoM pad 9.5km; max. ore haul from u/g stockpile to MoP pad 2km, total labour compliments 8 operators and fitters per shift + 7 persons in mine overheads and supervision; 64mm dia. and 76mm dia. blastholes, patterns to suit geometry of remnants, Anfo used as explosives; Mining equipment: One (1) development twin boom Tamrock 205 D, one (1) LHD Elphinstone R2900 (shared with Waroonga), one (1) LHD Elphinstone R1700, one (1) haulage trucks Cat 69 D (30 tonnes payload)(shared with Waroonga), one (1) haulage trucks Cat 69 D with ejector tray (30 tonnes payload), one (1) longhole production jumbo Sandvik Solo 7020 (shared with Waroonga), (1) integrated tool carrier IT 28, one (1) grader Cat 12h (shared with Waroonga).

Claudius

Conceptual Study, access development for u/g exploration drilling in progress; Mine Design Gold Price 530/oz; final depth 485m below surface; Underground access from Crusader; Decline dimensions 5.5m width x 5.5m height , ore drive dimensions 5m width x 4.5m height, General Stope Dimensions Strike Length 15 to 25m and vertical inter level spacing 15m; Primary ore extraction method longhole open stoping;

(1)  u/g = underground

13.4.5              Historical Performance

Waroonga Complex:  The start up of the Waroonga mine in F2003 has been plagued by delays and a low development performance of the mining contractor. Ore production achieved only 55% of the budget target due to the delayed commencement of production. However, in F2004 the contractor achieved an ore production 17% above the budget target and the combined development for the Kim and Main lode with 4,635m a production 47% above the target. This represents a jumbo performance of 185m/month. These recently achieved rates are considered good compared to industry standards. Based on recent performance and from the lessons of the past, SRK considers that the forecasted development rates are both achievable and sustainable.

The achievable mine production in the Kim Lode has, historically, been driven by the development. With improved mine development rates, more areas are available for concurrent stoping on different levels. SRK considers that the planned production level of 240ktpa in the Kim lode is now achievable.

Crusader Complex:  In F2003, production at Crusader achieved only 71% of the budget. In F2004, the production at Crusader mine has been significantly above budget, with gold production far exceeding

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expectations. The increased gold content also confirms that the increase in tonnage is not a result of uncontrolled dilution as may be expected from areas of pillar collapse. The mining of the remnants is, however, based on short-term decisions, which do not necessarily reflect the original budget plan. Remnant mining at Crusader is planned to cease in November 2004, however may continue beyond this date if new areas are identified that are not currently in the resource base.

Table 13.12 summarises the historical production and cost performance (key performance indicators (“KPIs”) of the Crusader underground mine and highlights the latest forecast for the first six-months of 2005 and the average over the LoM period.

Table                  13.12                 Agnew UP: Crusader Historical and Planned KPIs

		2002	2003	2004
MINING	Units	6mth Act	12mth Act	6mth Act
Underground
UG2 - Crusader
Capital Development	(m)	479	0	0
Normal Development	(m)	2,143	1,765	374
Total Waste	(m)	2,623	1,765	374
Ore	(m)	0	556	168
Total Development	(m)	2,623	2,321	542
Dev Ratio	(%w:o)	4%	1%	1%
Waste Hoisted	(t)	142,417	148,586	38,402
HG Ore Ex Pit	(t)	74,536	224,428	103,259
Allocated Grade	(g/t)	9.8	9.0	7.3
Contained Gold	(oz)	23,514	64,742	24,307
LG Ore Ex Pit	(t)	0	0	0
Allocated Grade	(g/t)	0.0	0.0	0.0
Contained Gold	(oz)	0	0	0
HL Ore Ex Pit	(t)	0	0	0
Allocated Grade	(g/t)	0.0	0.0	0.0
Contained Gold	(oz)	0	0	0
Ore Ex underground	(t)	74,536	224,428	103,259
Allocated Grade	(g/t)	9.8	9.0	7.3
Contained Gold	(oz)	23,514	64,742	24,307
Ore to CIL	(t)	73,898	222,614	103,405
Allocated Grade	(g/t)	9.4	8.9	7.5
Contained Gold	(oz)	22,332	63,645	25,030
Ore to HL	(t)	0	0	0
Allocated Grade	(g/t)	0.0	0.0	0.0
Contained Gold	(oz)	0	0	0
Ore to Toll	(t)	0	0	0
Allocated Grade	(g/t)	0.0	0.0	0.0
Contained Gold	(oz)	0	0	0
Ore Processed	(t)	73,898	222,614	103,405
Allocated Grade	(g/t)	9.4	8.9	7.5
Contained Gold	(oz)	22,332	63,645	25,030
ER	(AUD:USD)	0.55	0.66	0.74
Direct + Capital Waste Cost	(USDk)	4,132,085	3,959,936	1,265,059
Direct Costs Normalised	(USDk)	0	0	0
Direct Ore Costs	(USDk)	2,781,962.9	8,010,075.1	3,588,785.3
Total Direct Mining Cost	(USDk)	6,914,048	11,970,011	4,853,844
Haulage Cost to Plant	(USDk)	115,915	396,193	261,968
Unit Cost
Direct Waste Cost	(USD/m)	1,575.51	2,244.23	3,384.32
Direct Ore Costs	(USD/t)	37.32	35.69	34.76
Total Direct Mining Cost	(USD/t)	92.76	53.34	47.01

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Table 13.13 summarises the historical production and cost performance of the Kim underground mine and highlights the latest forecast for first six-months of 2005 and the average over the LoM period.

Table      13.13      Agnew UG: Kim Historical and Planned KPIs

MINING	Units	2002	2003	2004 6mth Act
Underground
UG3 - Kim
Capital Development	(m)	1,236	2,915	1,188
Normal Development	(m)	381	423	141
Total Waste	(m)	1,616	3,338	1,329
Ore	(m)	0	732	497
Total Development	(m)	1,616	4,069	1,825
Dev Ratio	(%w:o)	6%	3%	2%
Waste Hoisted	(t)	113,216	257,187	112,648
HG Ore Ex Pit	(t)	28,127	138,427	115,231
Allocated Grade	(g/t)	9.5	15.7	18.2
Contained Gold	(oz)	8,596	69,920	67,290
LG Ore Ex Pit	(t)	0	0	0
Allocated Grade	(g/t)	0.0	0.0	0.0
Contained Gold	(oz)	0	0	0
HL Ore Ex Pit	(t)	0	0	0
Allocated Grade	(g/t)	0.0	0.0	0.0
Contained Gold	(oz)	0	0	0
Ore Ex underground	(t)	28,127	138,427	115,231
Allocated Grade	(g/t)	9.5	15.7	18.2
Contained Gold	(oz)	8,596	69,920	67,290
Ore to CIL	(t)	23,824	134,848	117,922
Allocated Grade	(g/t)	10.4	15.9	17.8
Contained Gold	(oz)	7,973	68,834	67,406
Ore to HL	(t)	0	0	0
Allocated Grade	(g/t)	0.0	0.0	0.0
Contained Gold	(oz)	0	0	0
Ore to Toll	(t)	0	0	0
Allocated Grade	(g/t)	0.0	0.0	0.0
Contained Gold	(oz)	0	0	0
Ore Processed	(t)	23,824	134,848	117,922
Allocated Grade	(g/t)	10.4	15.9	17.8
Contained Gold	(oz)	7,973	68,834	67,406
ER	(AUD:USD)	0.55	0.66	0.74
Direct + Capital Waste Cost	(USDk)	3,608,432	10,065,823	5,125,414
Direct Costs Normalised	(USDk)	183,590	34,846	0
Direct Ore Costs	(USDk)	749,856.3	5,862,155.7	5,520,879.2
Total Direct Mining Cost	(USDk)	4,541,879	15,962,825	10,646,293
Haulage Cost to Plant	(USDk)	1,467	5,776	0
Unit Cost
Direct Waste Cost	(USD/m)	2,346.11	3,026.28	3,857.76
Direct Ore Costs	(USD/t)	26.66	42.35	47.91
Total Direct Mining Cost	(USD/t)	161.48	115.32	92.39

13.4.6     Mineral Reserves

Table 13.1 summarises the Mineral Reserves for the underground operations. In support of these estimates, the following describes how the Mineral Reserves have been estimated in terms of the mining related parameters.

Mine Planning:  Ore reserves are estimated from conceptual to final stope designs. The stope design takes practical stope layouts into consideration, as well as planned mining losses in pillars or other parts

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of the ore excluded from the extraction for technical reasons. Dilution material included in the stope design is planned. Further unplanned dilution is added, which includes stope over-break or contamination with backfill material. Further ore losses can occur with material, which cannot practically be mucked from the stopes.

In general, unplanned dilution factors are based on personal experience or historical performances and are applied as percentage factors.

Table      13.14      Agnew UG:  Modification Factors

Mine	Unplanned Dilution	Ore Loss
Crusader
Claudius	n/a in conceptual state only	n/a in conceptual state only
Waroonga – Kim Lode	15%	5%
Waroonga – Main Lode	HW production dilution 10%	5%
	FW production dilution 20%
Vivien U/G	15% for feasibility study only	5% for feasibility study only

As far as practicable, the actual stope excavations in the Kim lode have been surveyed by CMS. The results indicate that an assumption of 15% unplanned dilution is reasonable.

Marginal valuation cut-off grades are calculated to Agnew standards including ore development, stoping, haulage, indirect and overhead costs. The marginal cut-offs are used to define potential stoping areas, which are subject to preliminary stope designs.

Following the design of the access development and infrastructure capital works, a hurdle cut-off grade is calculated for each stoping area. Stoping areas above the hurdle grade are economically viable and can be considered for inclusion into the reserves.

Indirect fixed costs such as site and corporate overheads are excluded, when part of the resource is mined concurrent to other parts of the reserve and the incremental nature of the reserve under consideration.

Geotechnical:  The geotechnical investigation, design and management practices applied at Agnew represent good industry practice. There are two geotechnical engineers employed by Agnew and expert advice has also been sought in the form of geotechnical studies and the review of feasibility studies.

The studies, which have been commissioned by either Agnew or WMC, are summarised in Table 13.15.

Table      13.15      Agnew UG: Geotechnical Studies

Mine	Study	Consultant	Year
Waroonga	Review of Waroonga Feasibility Study	AMC Consultants	2001
Waroonga	Backfill Study for Kim Lode	AMC Consultants	2003
Crusader	Crusader Mine Long Term Mine Plan	Snowden Mining Consultants	1999
Vivien U/G	Vivien Project Geotechnical Assessment	Dempers & Seymour	2003
Vivien U/G	Vivien Underground Feasibility Study	AMC Consultants	2004

The major source of data used for determining design parameters is geotechnical logging of diamond drill core. Stress measurements have been taken by WMC Resources at Redeemer Mine and at Crusader Mine. Although no measurements have been carried out at Waroonga or Vivien, the results

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give an indication of the values to be expected.

The direction of these principal stresses will vary considerably from mine to mine and even within individual mines, and this will have a controlling effect on the impact of these stresses on mining excavations.

The variation in both stress magnitude and direction can be considerable over short distances and depths, and should only be extrapolated to different mines if there are no local measurements.  High horizontal stresses and severely deviatoric stress regimes have been measured in other mines in the region, such as Perseverance, but such a stress regime is not evident at the Agnew operations. However, minor incidents of strain burst and seismic activity have been reported in the Kim Lode of Waroonga. A monitoring system is planned to be installed.

The rock mass qualities for the orebody and the country rock are classified using data from diamond drill cores. The rock mass is calculated in terms of Q, or Q’ in cases where there is minimal evidence of water and high stresses.

The ground support design in main development, access and ore drives is based on Grimstad’s Q-system rock reinforcement design chart, which relates the rock quality, excavation span and life to support requirements.

It is Agnew’s practice to standardise ground support schemes with preference given to split set bolts, which are grouted in main development workings to increase the stiffness of the bolts. Headings are generally meshed to meet the MOSHAB code of proactice for surface rock support from underground excavations, which require a surface support of heading heights exceeding 3.5m.

Stable stope dimensions have been estimated using the modified stability method.  This empirical design method utilises geotechnical data from the diamond drill core logging, and relates Q’ to the modified stability number, N’, which is in turn related to limits for hydraulic radii of stope hangingwall and back stability via a database of failed, transitional and stable case histories.  N’ does take into account the intact rock strength relative to the induced stress, joint orientation relative to the excavation surface, and the influence of gravity on the stope surface.

The Modified Stability method relates the values of N’ to estimates of stable limits for excavation Hydraulic Radii.  The critical Hydraulic Radius (HR) is taken as the intercept of the expected value of N’ with the stable/transition zone boundary on the Stability Graph, which is based on empirical studies of mines around the world. The HR is defined as the area over the perimeter of a given surface.

The mining method at Waroonga involves the exposure of the backfilled primary stope as well developing through and undercutting of the fill. Potential failures are shear sliding for exposed fill and flexural, crushing, caving shear and rotational failure for undercut fill. AMC Consultants have determined the required backfill strength with their software AMC Backfill Design Strength Estimator V2.5. A factor of safety of 1.6 has been applied.

Plant and Equipment:  The underground operations of Agnew are operated by Perth based Byrnecut Mining, which provides the mobile mining equipment, the concrete batch plant and the light vehicles for their own demand. Agnew as the mine owner provides fixed installations (services and communication, mine drainage, main fans, etc.).

The July 2004 availability/utilisation plant report shows for the reported period industry standard availabilities, but low utilisation figures.  In the view of SRK this indicates, that there might be a potential to rationalise the equipment pool.

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Operating Costs:  Byrnecut Mining is the main underground contractor, with the subcontractors Positron Pty Ltd. (Electrical maintenance), RUC (Raisedrilling), Metres Down Under (ITH drilling) and Downhole Surveys (Uphole surveying). Other contractors to Agnew are Boart Longyear (Diamond drilling) and Hampton Transport (Surface haulage).

The major mining contract (Contract No. AGMT20067) between Agnew and Byrnecut Mining is in principle a schedule of rate contract with performance adjustments. It has in practice a three-year term, with 23rd May 2006 the date for major works completion. The schedule of rates includes fixed and variable costs. Fixed costs are labour, provision of mining plant, as well as overhead, travel and accommodation costs.

Variable costs include mobilisation and demobilisation, jumbo development and support, raise development, longhole drilling and charging, mucking, backfilling and underground haulage, cablebolting and shotcreting.

The monthly payment consists of the fixed and variable components and a performance payment. However, should the actual performance in the period be below the performance rates, as directed by Agnew in the contract program, the fixed cost payment may be reduced pro-rata (e.g. 90% of the production and 90% of the development target have been achieved, 0.81 % of the fixed cost component will be paid). Should the contractor be able to catch up within two months, they can claim the shortfall in his next claim.

The contractor can earn a performance payment of maximum 5.5% of the fixed and variable cost payments.

The performance payment is subject to the achievement of Contractor’s Management Performance Scores, which considers safety, human resources, environmental, planning and innovation management.

The contractor supplies labour, consumables, materials and fuel. Agnew provides electrical power, including distribution. There is a rise and fall clause in the contract, with an annual escalation of the rates. The escalation for fuel is reviewed on a monthly basis because of the volatility.

SRK is of the opinion, that the budget, mine planning, design and feasibility studies are based on the contract schedules and to an appropriate level of accuracy.

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14           ENVIRONMENTAL

14.1        Introduction

In compliance with Form 43-101F1 Technical Report Items 6h and 6i, Item 19g and Item 25e, this section provides detail in terms of:

•           environmental setting and regulatory framework;

•           the company’s policies and procedures and compliance;

•           the environmental issues, quantifiable and unquantifiable risk; and

•           an assessment of the quantifiable environmental liabilities.

14.2        Environmental Policy and Management Commitment

Although Gold Fields has developed a Group Environmental Policy, the Australian Operations are currently guided by their own individual policies which have been developed within the Group Policy framework, however tailored to suite the site specific environmental conditions.  Environmental policy statements and commitments for Agnew were reviewed at an operational level and deemed to be well structured and effective guiding policy documents.  Both sites have developed and implemented an environmental management system certified to the international standard ISO14001 and the site policies broadly conform to the standards requirements.  These requirements include management commitment to continuous environmental improvement and the periodic review and implementation of the operations’ Environmental Policy.

Where non-compliances were observed in terms of environmental legislation and approval documentation commitments, management are aware of the issues and appear to be taking appropriate measures to address the situation in line with their policies.

Competence and Responsibility:  Table 14.1 details the Qualified Persons responsible for the environmental planning and management at Agnew.

Table      14.1        Environmental Disciplines - Qualified Persons

Discipline	QP	Qualifications	Experience	Professional Body
Agnew
	Robyn Taylor(1)	BSc (Env Mngt)	3 yr - Agnew	Environment Institute of Australia and New Zealand (EIANZ)
	Environmental Coordinator	BSC (Arch / Geog)	4 yr - BP Proj Scientist
	Liz May		1 yr - Agnew
	Environmental Advisor		1 yr - Env Consultant
	Debbie Hill	Dip Sml Bus Mngt	1 yr - Agnew
	EHS Administrator		1 yr - Pacrim Met. Dept
1.5 yr - Legal Sec.
SRK
	Ed Clerk(1)	BSc (Env Sci / Plant Sci)	0.3 yr Env Consultant
	Senior Environmental Scientist	BSc Hons (1st Class)	4.5 yr - Env Supt Barrick Gold Tanzania
2 yr - Env Supt Anaconda Murrin Murrin Nickel Cobalt Project
2 yr - Env Coordinator - Gold Mines of Australia
2 yr - Snr Env Inspector Qld Dept of Env.
2 yr - Env Consultant

In terms of environmental planning and management, site representatives listed in Table 14.1 take responsibility for all environmental related disciplines and liaising with the relevant authorities.  They have assessed the level of geoscientific confidence in estimation of identified liabilities and have ensured that required permits and authorisations are in place and complied with adequately to support

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the projected Mineral Reserve.

SRK has reviewed the environmental aspects and reported their findings and opinions within this section.

Agnew renewed its Environmental Policy in May 2004.  The Policy commits Agnew to effective environmental management, and considers environmental protection to be an integral part of overall site planning, culture and management strategies.  It also requires Agnew to continually improve its EMS by establishing, communicating and reviewing specific objectives and targets that may have significant impact on the environment.  Specifically, the Environmental Policy commits the operation to:

•           comply with relevant environmental legislation and regulations as a minimum environmental standard;

•                                          apply the Australian Minerals Industry Code for Environmental Management, and the principles consistent with ISO 14001 series of Environmental Management System standards;

•                                          actively conduct appropriate environmental research, encouraging innovative environmental solutions, and applying economic environmental practices;

•           take all measures to prevent pollution and minimise the impact of its operations on the surrounding environment;

•                                          integrate social and economic considerations into decision making and management consistent with the objectives of sustainable development;

•                                          liaise with employees, business partners and the regional community regarding environmental issues and land management; and

•           maintain an effective and appropriate environmental monitoring program.

Observations made and interviews conducted confirmed awareness among the workforce and management of the Environmental Policy and its effective implementation.

14.3        Western Australian and Commonwealth Legislative Environment

Mining operations on tenements in Western Australia must be developed and operated in compliance with the following key environmental legislative requirements:

Commonwealth:

•              Environmental Protection and Biodiversity Conservation (“EPBC”) Act 1999.

State:

•              Environmental Protection Act 1986;

•              Mining Act 1978;

•              Conservation and Land Management Act 1984;

•              Wildlife Conservation Act 1950;

•              Rights in Water and Irrigation Act 1914;

•              Country Areas Water Supply Act 1947;

•              Aboriginal Heritage Act 1972;

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•              Heritage of Western Australia Act 1990; and

•              Contaminated Sites Act 2003.

Agnew is subject to the statutory approvals process described in the following subsections.

14.3.1     Commonwealth Approvals

Commonwealth approval is required if matters of national significance, as defined in the Environmental Protection and Biodiversity Conservation Act 1999, are triggered.  The Department of the Environment and Heritage (“DEH”) is responsible for administering the Act.  Matters of national significance include presence of migratory birds, federally listed rare flora or fauna, Commonwealth land, nuclear actions and marine areas.

14.3.2     State Approvals

Before commencement of any mining operation, the proponent is required, under provisions of the Mining Act 1978, to submit a Notice of Intent (“NoI”) to the Department of Industry and Resources (“DoIR”).  The NoI describes the project, surrounding environment, potential environmental impacts and proposed prevention and mitigation measures.  Commitments made within the NoI are binding for any future operations on these tenements unless a request for an amendment to the relevant government authorities is accepted.  Commitments typically relate to:

•           rehabilitation practices (topsoil removal and spreading);

•           closure criteria (waste dump slope angles, vegetation establishment success);

•           environmental management practices (dust control, chemical storage and handling); and

•           environmental monitoring.

DoIR, as the decision making authority for mining projects is required under Part IV of the Environment Protection Act 1986 to refer mining projects to the Environment Protection Authority (“EPA”) if they consider them likely to have a significant effect on the environment.

A Memorandum of Understanding exists between DoIR and the EPA whereby projects are considered automatically to have significant effects on the environment if they satisfy the criteria listed in Part IV (Environmental Impact Assessment) of the Environmental Protection Act.

Recent changes in vegetation clearance legislation have seen authority for granting clearing activities for mining projects change from DoIR to Department of Environment (“DoE”).  As such, proposals involving vegetation removal are being assessed by the Native Vegetation Protection section of DoE.

The Contaminated Sites Act 2003 was passed by State Parliament in November 2003, however, the proclamation of these laws is not expected until late in 2004.  Once proclaimed new environmental investigation and reporting requirements will be required by mining operations.

Referral to the EPA and Approval:  All projects referred to the EPA under Part IV of the Environmental Protection Act 1986 are assessed on a case-by-case basis.  Once the EPA has received a referral, they assume responsibility for determining the appropriate level of assessment for the project.  The DoE provides technical assistance to the EPA.

The level of assessment set by the EPA will depend on environmental effects and the level of public interest associated with the operation.  The levels of assessment available to the EPA include non-assessment, informal review or formal assessment.  The differences between these levels of assessment

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relate to the public review period and the detail of documentation required.

The EPA may determine that no assessment is necessary if the referred proposal is considered to have environmentally insignificant effects.  Proposals that are considered not to warrant assessment under the Environment Protection Act 1986 are referred back to DoIR, who assess and assign environmental conditions to the proposal’s tenement conditions upon approval of the environmental documentation.

The Water and Rivers Commission (“WRC”) (a department within the DoE) administers the statutory processes of the Rights in Water Irrigation Act (1914).  Groundwater Licences (“GWLs”) and Licences to construct or alter wells (“CAWs”) are issued by the WRC.

•                                          Environmental Assessment Document:  An environmental assessment document will be prepared in accordance with EPA guidelines (Environmental Impact Assessment, Part IV Division 1: Administrative Procedures 2002) and environmental guidelines issued to the proponent following setting of the formal level of assessment by the EPA.

A consultation program with key stakeholders and interested parties will be carried out to identify concerns and incorporate any suggestions in developing the proposal.  These consultations and responses must be recorded and described in the environmental assessment document.

The results of environmental and social studies required for assessment of the project (such as hydrogeological investigations, flora and fauna surveys, and Aboriginal heritage work and land administration issues) will be incorporated into the documentation.

•                                          Public Review of Assessment Document:  If the project is formally assessed at a Public Environmental Review level or above, then the assessment document must be publicly reviewed, for a period typically between eight and ten weeks.  Responses to all public comments received must be prepared and submitted to the EPA.  The period for advertising, public review and preparation of responses may take between four and six months, depending on the complexity of issues and objections to the project proposal.

The EPA will then assess the assessment document and proponent response to any public submissions.  An EPA bulletin is prepared and submitted to the Minister for Environment for approval and issue of a Ministerial Statement.  The Agnew Project was approved at a Public Environmental Review level in 1999 and as such a Ministerial Statement (No 458) approving the project was issued subject to a number of conditions.

•                                          Works Approval and Environmental Licence:  Once environmental approval is received, if activities to take place during operations are listed as Scheduled Activities under the Environmental Protection Act, a Works Approval will be required to be obtained from DoE to allow construction of infrastructure associated with these activities.  Typically, Works Approval documentation is submitted concurrently with the NoI.

On completion of construction of such infrastructure, completion certificates are required to be submitted to DoE to confirm the infrastructure has been constructed in accordance with approved design criteria.  Subsequent to this, an Environmental Licence is required to be obtained prior to operation of such infrastructure.  Environmental licences are typically renewed on an annual basis.

DoIR Approval:  If no formal assessment is made by the DoE, DoIR will issue approval on receipt of NoI documentation.  If a formal assessment has been made by the DoE, DoIR will accept the assessment document without the need for NoI documentation, although tenement conditions are likely to reference the document and unconditional performance bond levels increased.

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14.4        Operating Licences and Approval Documents

Approvals for the mining and processing operations conducted on the mining leases were obtained from DoIR using the NoI process.  Table 14.2 lists the approvals issued by DoIR and DoE.

Table      14.2        Agnew:  Environmental Approvals

Approval Type	Approval Subject	Approval Date	Approval Authority
Agnew

Letter of Intent	Letter of Intent - Realignment of Haul Road Mining Leases 36/55 and 36/150	30 December 2004	DoIR

Notice of Intent	Agnew Gold Mining Company Pty Ltd Notice of Intent Songvang Open-pits Proposal M36/450, 89, 65 and 248.	June 2004	DoIR

Notice of Intent	Raising of Tailings Storage Facility No. 2 Addendum to Notice of Intent Agnew Gold Mine	1 May 2003	DoIR

Letter of Intent	Letter of Intent, Proposed Gravel Pit on Mining Lease 36/53	4 September 2002	DoIR

Notice of Intent	Tailings Storage Facility - Redeemer Pit Notice of Intent	28 August 2002	DoIR

Letter of Intent	Letter of Intent - Re-establishment of Zone 2 Access Road	9 August 2001	DoIR

Notice of Intent	Addendum Notice of Intent Waroonga Underground Mining Recommencement	June 2001	DoIR

Notice of Intent	Addendum Notice of Intention - North Redeemer Open-pit - Mining Lease 36/55	10 April 2001	DoIR

Notice of Intent	Notice of Intent North Redeemer Pit	February 2001	DoIR

Notice of Intent	Addendum Notice of Intent Emu Pit Expansion	August 2000	DoIR

Letter of Intent	Pilgrim Claudius and Zone Two Project - Agnew Gold Operations	31 January 2000	DoIR

Notice of Intent	Notice of Intent Pilgrim Claudius and Zone Two Project	November 1999	DoIR

Notice of Intent	Notice of Intent Emu Gold Pit Expansion Project	18 March 1999	DoIR

Works Approval	Agnew Gold Operations Tailings Storage Facility No. 2 Raising to 10520mRL. Addendum to Works Approval Application	13 October 1998	DoE

Notice of Intent	Notice of Intent to Mine the Claudius Creek Pit	December 1995	DoIR

Notice of Intent	Notice of Intent to Mine the Claudius Creek Pit	December 1995	DoIR

Notice of Intent	Addendum to the NOI for the Raising of Tailings Dam No. 2 Agnew Gold Operations	15 May 1995	DoIR

Notice of Intent	Upstream Raising of Tailings Dam No. 2 Agnew Gold Operation Works Approval Application	10 February 1995	DoIR

Notice of Intent	Notice of Intent for Pilgrim Open-pit and Extension to Cox Open-pit	2 October 1992	DoIR

Notice of Intent	Notice of Intent for Emu Gold Project Deliverer Open-pit	31 March 1989	DoIR

Notice of Intent	Notice of Intent for EMU Gold Project Deliverer Open-pit	31 March 1989	DoIR

Notice of Intent	Notice of Intent, Development of Open-pit Resource (Cox Lode)	March 1989	DoIR

Notice of Intent	Notice of Intent	12 November 1987	DoIR

Vivien Joint Venture

Notice of Intent	Wiluna Gold Pty Ltd - Notice of Intent, Mining Lease M36/34. Vivien Pit	November 1996	DoIR

Miranda Joint Venture

Notice of Intent	Consolidated Gold Mines Limited, Australian Gold Fields NL: Notice of Intent - Maria	September 1997	DoIR

Notice of Intent	Notice of Intent - CAMS	December 1977	DoIR

14.5        Department of Environment Environmental Licence to Operate

The Agnew operations are licensed by the DoE in accordance with the Environmental Protection Act 1986.  The licence (Licence Number 4611/8) is renewed each October and allows Agnew to operate the following prescribed activities:

•              Category 05 - Processing or beneficiation of metallic or non metallic ore;

•              Category 63 - Inert Landfill Site; and

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•              Category 64 - Putrescible Landfill Site.

14.6        Groundwater Well Licences

Agnew holds three Groundwater Well Licences (GWL) and two Construction or Alteration Well Licences (Table 14.3).

The licences stipulate allocation, use and conditions for abstraction, monitoring and mitigation of adverse effects of abstraction.  Agnew provides an operating strategy for each GWL, which is binding.  An aquifer review is prepared annually for the GWLs.

Table      14.3        Agnew:  Groundwater Well Licences

Groundwater Well Licence Number	Purpose	Expiry Date	Tenement	Maximum Annual Extraction Volume
				(kilolitres)
GWL 64335(2)	Dewatering	31 March 2008	M36/27, 53, 55 and 248	1,235,000

GWL 64338(2)	Borefield abstraction	31 March 2008	M36/27, 53, 55 and 150	1,900,000

GWL 151059(1)	Domestic abstraction	23 Aug 2012	M36/27	1,500

CAW 150924 (1)	Exploratory drilling		Pastoral lease 3114/775

CAW 151194 (1)			M36/27, 32, 53, 55, 65, 66, 149, 150, 248, 315, 316, 352, 353 and 450, E36/196, 197, 200, 305 and 349, P36/1286, 1360 and 1381.

14.7        Compliance Overview

Agnew appears to be complying with all key environmental approval documentation excluding the observed non-compliances detailed below:

•                                          Potable water produced within Agnew’s Reverse Osmosis Treatment Plant (RO Plant) is extracted under Water and Rivers Commission Licence to Take Water No. GWL64338(2) to supply the Redeemer and Waroonga area.  Conditions attached to the licence require the licensee to ensure that any water supplied for drinking purposes shall not constitute a hazard to the health of those supplied.

Water samples of the Reverse Osmosis Plant taken on 17 Dec 2003 and 27 June 2004 revealed levels of boron at Redeemer (0.34 and 0.41 mg/L) and Waroonga (0.35 and 0.51 mg/L) exceed ANZEC Australian Drinking Water Quality Standard for boron (0.3 mg/L). Agnew needs to ascertain whether the boron levels within the drinking water constitute a hazard to the health of those supplied and advise the WRC.

•                                          Groundwater extraction under GWL151059(1) is used to supply non-potable water to the Agnew Hotel.  Water usage has exceeded the extraction limit over the past year, although the combined groundwater extraction volume under the three licenses does not exceed the sum of individual limits.  Agnew has advised WRC within each annual report and will need to apply to combine licenses for the borefield (GWL64338(2)) and Agnew Hotel (GWL151059(1)) to prevent non-compliance.

•                                          Condition W1 within DoE Licence Number 4611/8 requires the licensee to retain all matter containing saline, alkaline or cyanide constituents within holding facilities in a manner which prevents pollution. The License defines pollution as including the constituents of tailings damaging vegetation, contaminating surface waters or contaminating underground waters.  Groundwater monitoring around TSF2 has indicated a saline plume originating from the facility.  TSF2 is no longer in operation.  Both Agnew and DoE are aware of the issue and it is reported on an annual

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basis within Agnew’s AER submitted each June.  The June 2003 report recommended Agnew install five new bores to further delineate the extent of the saline plume and provide relevant data for those areas.  The plume is a long-term environmental issue, but it is considered unlikely that the plume is sufficiently substantial to threaten closure or suspension of operations to Agnew continuing to define the extent of the saline plume and agreeing on a plan to restrict and eventually reduce the plume.

•                                          Condition W4(a) of DoE Licence Number 4611/8 requires the licensee to maintain a minimum embankment freeboard of 300 millimetres within all storage facilities containing saline, alkaline or cyanide constituents to prevent overtopping due to extreme rainfall events.  A survey conducted in early 2004 by Agnew showed sections of dam with insufficient freeboard due to a delay in commissioning the Redeemer in-pit tails disposal facility.  Agnew plans to revise their closure plans late in 2004 and address decommissioning of TSF2.

•                                          Condition W7(a) within DoE Licence Number 4611/8 requires hydrocarbon storages to be stored within low permeability (10-9 metres per second or less) compound(s).  The above ground diesel storage tank of Agnew’s Store is situated within secondary containment of compacted earth that does not meet permeability requirements.

•                                          Annual reporting requirements under DoE Licence 4611/7 are not fully met within current annual reports.  Reporting requirements relating to ‘characteristics, volume and effects of its discharges to the environment and on the characteristics of the receiving environment within the vicinity of the premises (e.g. air quality, water quality, health of vegetation)’ are incomplete or absent.  The AER of 2003 details water monitoring aspects, but lacks information relating to other aspects of the environment and waste types.  It should be noted that previous AERs with similar shortcomings have been accepted by the DoE.

Environmental management procedures at Agnew are in place and generally functioning effectively.

Identifying environmental commitments and obligations and tracking the status of compliance requires further attention.

14.8        Environmental Issues and Associated Risks

In addition to non-compliances noted above which can attract substantial penalties, other key environmental issues and associated risks at Agnew include:

•                                          Reclamation of disturbance areas in accordance DoIR guidelines to promote a self-sustaining vegetative cover:  Agnew has invested considerable effort into rehabilitation and several areas with self sustaining and diverse native species were noted.  Earlier rehabilitation appears to require follow-up to meet DoIR guideline requirements due to poor regeneration, steep slope angles and badly designed berms.  These areas include Redeemer Waste Dump, southern side of Pilgrim waste dump and western side of Waroonga waste dump.

•                                          Waste characterisation and implications on long term management:  Little information was able on waste characterisation for material within waste rock dumps and TSFs.  This work is necessary to determine the long term chemical stability of the facilities and ensure adequate provision is made for closure.  Discussions indicate that the net acid potential of materials stored in the TSFs is potentially low. Despite this, acid generating potentials of wastes should be reviewed to determine if further work is required and to ensure long term chemical stability.  This is necessary to develop appropriate closure designs and costs.

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•                                          Dewatering:  Agnew is dewatering and discharging underground mine water into a pit located adjacent to Agnew’s property, owned by Barrick Gold. Discharge takes place under an informal agreement between the two companies.  Approximately 88,000m3 is dewatered and discharged into the pit annually.  This water has elevated levels of arsenic which may cause a contamination liability for future closure certificates.  Water balance problems would result for Agnew if alternative disposal options were sought assuming approvals.

The volume of dewatering is classified as a prescribed activity under the Environmental Protection Act and is required to be included in Agnew’s Environmental Licence.  Agnew sought permission to dewater and discharge into the pit from the DoE initially for six weeks and then a further three months.  Agnew has submitted requests to include the activity in their existing Licence, but DoE have not yet given approval.  Agnew needs clarification on this issue.

•                                          Contaminated site assessment:  Agnew has a contaminated sites register that identifies locations of incidents that have resulted in identified spills or leaks of hazardous materials requiring cleanup.  Proclamation of the Contaminated Sites Act 2003 will require Agnew to undertake a more detailed contaminated sites assessment to determine the extent of contamination across the site.  Depending on the level of contamination noted, substantial assessment and remediation costs may be incurred.  Agnew’s Environmental staff is aware of the implications under the Act and are well place to fulfil the necessary requirements.

14.9        Environmental Liabilities

SRK has identified non-compliances, issues and associated risks, which cannot be realistically quantified.  In such cases, SRK has drawn attention to it in reporting without including specific provision in the financial modelling.  Potential future requirements for water treatment during continued operations or following decommissioning is the single most material risk and the most technically and economically difficult to estimate.  Whilst water treatment at Agnew is not currently needed, the potential for future requirements will be dependent upon:

•                                          Execution of both recently passed legislation and more stringent future legislation which imposes more costly water management requirements;

•                                          Discharge criteria demanding potable water standards as opposed to more lenient general standards; and

•                                          Tacit acceptance by various organisations of the concept of desalination and its increasing cost effectiveness as technology improves.

Closure Planning:  Closure costs for Agnew are still based on closure estimates by WMC.  Based on this estimate, provisions are currently in place for a liability of AUD7.7m.  This amount is indexed monthly against inflation.  Confidence in this amount is high as disturbances have been relatively stable since the initial calculation.

In late 2004, Agnew is planning to revise all closure plans and provisioning for total liability.  The revision will incorporate disturbance associated with the recently approved Songvang Project.

Unconditional Performance Bonds:  Current bond levels for Agnew are AUD3.1m, in addition to this bond amount Table 14.4 summarises the assessed closure liabilities as at 30 June 2004.

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Table      14.4        Agnew: Assessed Environmental Liabilities

Mine	Estimated Liability(1)	Performance Bond(2)	Net Surplus/Shortfall	Depletion Period(3)
	(USDm)	(USDm)	(USDm)	(Years)

Total	5.4	2.3	3.1	5

(1)           In June 2004 money terms

(2)           Depletion period and Cash Flow is for Mineral Reserves only

(3)           LoM period and Cash Flow is for Mineral Reserves and unmodified Mineral Resources included into the SBP

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15           HUMAN RESOURCES

All employment contracts for Gold Fields staff at Agnew are negotiated in line with Australian Workplace Agreements (“AWA”) or Common Law Contracts, negating the need for union involvement.

Agnew is adequately resourced with the appropriate levels of technically qualified and experienced personnel in production and related support functions.  Table 15.1 gives the historical and the projected manpower requirements.

There are two significant changes coming up in the next 12 months that may materially affect employment conditions.  Firstly, the WA State Government has proposed to establish a new State-wide code of practice to set limits on working hours.  If approved, the new code will come into effect in July 2005, and will result in major shift restructuring at Agnew operations.

15.1        Employment Statistics

Staff attrition is an industry-wide issue.  Table 15.1 gives the historical statistics on staff termination at Agnew.  In the past three-years Agnew has turned over 61 staff, on average this represented nearly 22% of the employees.  Of the staff turnover it is estimated that 50% were classed as professional staff, and the remaining 50% were administration staff.

Table      15.1        Agnew:  Manpower Statistics(1)

Employment Status		2002 12mth Act	2003 12mth Act	2004(2) 6mths Act
Permanents	(No.)	90	96	96
Temporary / short-term	(No.)	21	9	6
Contractors	(No.)	254	159	172
TEC	(No.)	365	264	274
Terminations/Resignations	(No.)	14	20	13
Annualised Turnover (permanent)	(%)	15%	21%	14%

(1)           Calendar Years.

(2)           6 months Actual to June 2004.

Table 15.2 summarise the productivity indicators for Agnew.

Table      15.2        Agnew:  Productivity Indicators

Employment Status		2002 12mth Act	2003 12mth Act	2004(2) 6mths Act
Total Ore Tonnes Mined	(kt)	2,367	599	239
Total Gold Sold	(oz)	137	169	105
TEC	(No.)	365	264	274
Mining Productivity	(t/TEC/mth)	540	189	145
Gold Productivity	(oz/TEC/mth)	31	53	64

(1)           Calendar Years.

(2)           6 months actual to June 2004.

The statistic highlighted in Table 15.2 show that despite a high turn-over in employees, the productivity levels, in tonnage mined terms, appear to be sustainable. The mining productivity dropped in 2003 due to closure of the open-pit operations.  The projected productivity increases again in 2005 with Songvang open-pit commencing. The gold produced indicator is more a reflection on grade than productivity, however does highlight the impact on unit cost per ounce, considering labour contributes

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a significant portion of the total operating costs.

The start-up of the Songvang Operation will result in the need for 100 additional staff members (including an estimated 90 contractors and 10 Agnew staff members). The majority of the additional Agnew staff will be sourced internally as the Redeemer and Crusader underground operations tail off.

15.2        Employment Conditions

The township at Leinster is owned and operated by WMC. Agnew has a contract in place with WMC, whereby 280 single persons quarters (SPQs) and 40 houses will be made available to Agnew staff, with the option to increase this allocation, subject to availability (at present, Agnew hold 57 houses in the town).  In return, Agnew pays a fixed cost for town infrastructure maintenance and a unit rate per SPQ per night (includes accommodation, food and utilities).

The operation is a FIFO operation with only 20% of staff (approx) electing to live in Leinster full time (residential staff).  WMC charters a Qantas flight from Perth to Leinster return twice daily on Monday-Thursday, once daily on Friday and Sunday and no flights on Saturday. On top of the usual rotation flights, each staff member (including residential staff) are offered 4 return flights to Perth per quarter (restricted to low load flights) as part of their package. They can be taken by family or friends (or themselves in the case of residential staff).

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16           OCCUPATIONAL HEALTH AND SAFETY

Health and Safety in Australia is governed by various regulatory bodies and mining and labour legislation. In particular, the mining industry is governed by the Mines Safety and Inspection Acts 1994 and the Mine Safety and Inspection Regulation 1995.  Employers and employees are bound by a “Duty of Care” (p 17 and 19 respectively in the Mines Safety and Inspection Act) that outlines rights and responsibilities of the various parties with respect to the safety of both themselves and others.  At State level, Safety and Health in Western Australia is regulated by the Occupational Safety and Health Act 1984, and the Occupation Safety and Health Regulations of 1996, which is supported by the “Codes of practice” and “Guideline notes”.

In compliance with these Acts and Regulations, mine management have:

•                  Developed and made available a site specific safety policy and manual at Agnew.  The Broad philosophy of this document is summarised as follows: “Gold Fields is committed to maintaining best practice in occupational health and safety and to ensure continual improvement of our performance by attainment of targets and objectives set by our people through consultative processes. Gold Fields will provide a safe workplace for all employees, business partners, visitors, neighbours and customers. No business objective will take precedence over safety and health.  Gold Fields employees, business partners and visitors have a legal responsibility to actively contribute towards maintaining a safe and healthy workplace”;

•                  Implemented a site induction programme for all new employees, in which each undergo a general induction, as well as a department specific induction with the relevant safety advisors and representatives; and

•                  Established a network of safety advisors (full time safety professionals) and safety representatives (elected members of Gold Field’s staff) in each department, and employ 3 designated Emergency Services Officers at Agnew.  These officers are responsible for medically treated injuries, and there is at least one on site at all times.

Table 16.1 presents safety statistics (calendar) for Agnew and includes the total number of fatalities, total number of injuries from which time was lost (“LTI”), total number of medically treated injuries (“MTI”), the sum of which is summarised in the total number of serious injuries (“SITI”) and the associated frequency rate of SITIs, related to the total hours worked of all Gold Fields’ employees and contractors on site.

Table      16.1        Agnew:  Safety Statistics

	Units	2002 12mth Act	2003 12mth Act	2004(3) 6mth Act
Hours worked		99,642	68,229	33,665
Fatalities	(No.)	0	0	0
L.T.I	(i/mmhrs)	1	0	0
M.T.I	(i/mmhrs)	2	1	1
(LTI +MTI) Frequency Rate	(i/mmhrs)	25	13	30

(1)                                  mmhrs = million man hours – based on total hours worked by Gold Fields’ staff and all contractors.

Agnew has achieved a SIFR record fluctuated around 13-30 per million man hours.  Management previously targeted a 10% improvement in the SIFR per annum.  For 2004, the SIFR benchmark was 24 per million man hours, which Agnew is aiming to achieve, however have exceeded this rate for the first six-months of the year.  In the same time period, the site achieved 1 million man hours without an

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LTI.  As a recent commitment to Occupational Health and Safety, Gold Fields Australia has recently committed to target 0 severe injuries (SIFR) per annum.

Operations at Agnew will continue to be exposed to commonplace mining hazards such as water, dust, fire, falls of ground (“FoG”), explosions, occupational hygiene issues and materials handling and transportation.  SRK do however consider that Agnew by way of its policies and management strategies operate to international best practice in terms of occupational health and safety.

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17           TECHNICAL ECONOMIC INPUT PARAMETERS

17.1        Introduction

The following section includes discussion and comment on the technical-economic aspects of the LoM plan associated with the Agnew Tax Entity.  Specifically, comment is included on the basis of projections, production schedules, operating costs and capital expenditures.  These have been compiled into detailed TEPs on an annual basis to derive the revenue and cost inputs necessary to generate the FMs.  Key aspects associated with the generation of the TEPs and their derivations are discussed.

17.2        Basis of the Technical-Economic Input Parameters

The valuation of the Agnew Tax Entity as presented in Section 18, has inter-alia been based on the LoM plan and the resulting production profile and associated revenue stream from gold sales, by product credits, operating costs and capital expenditure profiles as provided to SRK by Agnew, and reviewed and adjusted by SRK where deemed appropriate.  The generation of a LoM plan requires substantial technical input and detailed analysis and is critically dependent upon assumptions of the long-term commodity prices and the respective impact on cut-off grades, potential expansion and/or reduction in the Mineral Resource and Mineral Reserve and the return on capital expenditure programmes.

The basis of forward projections of operating costs for mature mining operations are generally based on the previous financial year’s performance, with certain modifications for inflation, projected improvements in productivity and other cost-reduction initiatives.  In the case of the Kim-Lode underground mine all future costs are based on the historical operating results for the 18-month period ending 30 June 2004, which have subsequently been inflated to establish fixed and variable activity based costs in 1 July 2004 money terms.  In respect of Songvang, costs are largely based on St Ives’s forecasts and contract rates used for the feasibility study and reflect the current project status.

Where warranted, following its independent review and post discussions with management at Agnew, SRK has adjusted the assumed operating costs to account for future operating conditions (i.e.) tonnage contribution from various ore sources and mining method(s) and taking cognisance of its view on any productivity initiatives as considered by Agnew.

Unless otherwise stated, operating expenditures comprise:

•                                          Cash Cost Components: namely direct mining costs, direct processing costs, direct general and administration costs, consulting fees, management fees, transportation, and realisation charges;

•                                          the incremental components, including royalties but excluding taxes paid, required to yield Total Cash Costs.  Royalties in this regard include the amount of 2.5% paid on gross revue to the State of Western Australia and is payable for all gold sold;

•                                          the incremental components, including terminal separation liabilities, reclamation and mine closure costs (the net difference between the total environmental liability and the current bond amount) but excluding non-cash items such as depreciation and amortisation.  Incrementally these cash expenditures summate to yield Total Working Costs; and

•                                          Total Costs:  the summation of total working costs, net movement in working capital and capital expenditure.

In addition to long-term capital projects, the LoM capital expenditure programmes generally include significant detail based on approved expenditure programmes (typically two-years).  Where warranted,

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SRK has made provision over and above these expenditures, specifically, for example, where no detail is available beyond this two-year period to cater for normal on-going capital expenditure requirements.  In general capital provisioning over and above that classified as project capital is not provided for during the first two periods and the final two periods of the LoM Plan.

Environmental provisions have been included in the operating costs as they are confirmed as necessary contributions to fund ongoing environmental cost and closure provisions.  Notwithstanding this approach, the most likely scenario will result in expenditures from such provisions being expended on commencement of the closure programme.  SRK considers that there are potential opportunities to realise salvage value on closure, although owing to the indeterminate nature of estimating such values and the requirements of the Rules and Companion Policies, these have been excluded from the LoM projections included herein.

17.3        Technical-Economic Parameters

The TEPs include:

•              Commodity sales profiles derived from all ore sources;

•              Total Working Cost profiles as previously defined; and

•              Capital Expenditure Profiles.

The TEPs are detailed in Table 17.1 for the Agnew Tax Entity.  All expenditures are stated in calendar years and in 01 July 2004 money terms.  Note that in all instances Total Working Costs are inclusive of by-product credits, specifically silver.  Such by-product credits are however not considered material and are included for completeness.

Table      17.1        Agnew:  TEPs

YE Dec		Tonnage	Gold Grade	Gold	Total Working Costs(2)	Net Change in Working Capital	Capital Expenditure	Total Expenditures
		(Kt)	(g/t)	(Koz)	(USDk)	(USDk)	(USDk)	(USDk)
2004	(1)	635	4.5	91	-21,810	2,703	-14,866	-33,973
2005		1,270	5.1	210	-56,546	93	-14,784	-71,237
2006		1,270	5.3	215	-51,794	-957	-6,664	-59,414
2007		1,120	2.6	93	-29,821	-3,876	-412	-34,109
2008		0	0.0	0	0	0	0	0
LoM Total		4,295	4.4	609	-159,970	-2,037	-36,726	-198,733

(1)           6 months only July 2004 to December 2004.

(2)           Real Money Terms as at 01 July 2004.

17.4        LoM Production Profiles

Figure    17.1        Agnew:  Gold Production Profile

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Figure    17.2        Agnew:  LoM Milling Profile

17.5        Special Factors and Operational Risks

SRK has included its view on the achievement of the LoM plans and the appropriateness of the Mineral Reserve statements when presenting the data reported within this ITR.  At the time of writing, SRK considered these projections to be both technically and economically achievable.

In all likelihood many of the identified risks and/or opportunities will have an impact on the cash flows as presented in Section 18, some positive and some negative.  The impact of one or a combination of risks and opportunities occurring cannot be specifically quantified to present a meaningful assessment.  SRK has however provided sensitivity tables for single and multi parameters.  The sensitivity range covers the anticipated range of accuracy in respect of commodity prices, operating expenditures and capital expenditure projections.

Where specific technical issues have arisen as part of the review process, SRK has given an indication of the likely impact on the resulting NPV’s and other financial criteria accordingly.

17.5.1     General Risks and Opportunities

Agnew operations are subject to certain inherent risks, which apply to some degree to all participants of the Australian gold mining industry.  These include:

•                  Commodity Price Fluctuations:  These may be influenced inter alia, by demand for gold in industry and jewellery, actual or expected sales by central banks, sales by gold producers in forward transactions and production and cost levels for gold in major producing countries.  In the period between 01 January 2002 and 30 June 2004 the gold price in USD terms has ranged between 307USD/oz and 415USD/oz.  As at 30 June 2004 the USD gold price was USD397/oz;

•                  Exchange Rate Fluctuations:  Specifically related to the relative strength of the USD, the currency in which commodity prices are generally quoted.  During the period between 01 January 2002 and 30 June 2004 the USD:AUD exchange rate ranged between 0.54:1 USD:AUD and 0.77:1 USD:AUD.  As at 30 June 2004 the USD:AUD exchange rate was 0.7:1 USD:AUD;

•                  Legislative Risk:  Specifically changes to future legislation (tenure, mining activity, labour, health and safety and environmental) within Australia;

•                  Exploration Risk:  Resulting from the elapsed time between discovery of deposits, development of economic feasibility studies to bankable standards and associated uncertainty of outcome;

•                  Environmental Liability Risk:  The inability of Agnew to fund the balance of their environmental liabilities from estimated operating cash flows, should operations cease prior to the stated LoM Period.  This would result in an outstanding liability since the estimated rehabilitation expenditure

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exceeds the amounts available in the respective rehabilitation trust funds as a 30 June 2004.  As at 01 July 2004 the total outstanding liability remaining to be funded is estimated at USD6m; and

•                  Mining Risks:  Specifically Mineral Reserve estimate risks, uninsured risks, industrial accidents, labour disputes, unanticipated ground water conditions, human resource management, and safety performance.

In contrast, whilst certain of the above also reflect opportunities, SRK recognise that as of yet, an unquantified opportunity is the beneficial application of new technology.

In addition to those stated above, the individual operations are subject to certain specific risks and opportunities, which independently may not be classified to have material impact (i.e. likely to affect more than 10% of the Agnew Tax Entities’ annual pre-tax profits), but in combination may do so.

17.5.2     Operational Specific Risks

In addition to those stated above, Agnew is subject to certain specific risks and opportunities, which independently may not be classified to have a material impact (i.e. likely to affect more than 10% of the annual pre-tax profits), but in combination may do so.

The most material operational risks are summarised as follows:

•                  Open-pits: The Songvang pit has only just commenced and as yet no ore production has taken place.  The primary risk to the production profile, as projected, is the consistency of grade and dilution control measures.  The nature of mineralisation at this deposit is such that highly variable grades can be encountered over short distances as the geological controls vary across the pit.  As such the grade control model needs to appropriately account for this likelihood within the various geological domains.  The potential impact could result in more ore tonnes, at a lower grade with the contained ounce remaining close to target.  The economic impact would result in a reduced operating margin.  SRK consider the risk to be of a medium level that the RoM grade will be lower than projected.

The decision to advance the Songvang feasibility study into an operation was based on marginal costing, allocating a reduced fixed component of the processing cost and no external administration costs.  This further emphasises the importance of grade control and maintaining the target grade, specifically considering the long haulage distance of +14km to the processing facilities;

•                  Underground:  The Kim Lode is the hub of the high-grade ore sources, being on average some 5g/t higher than the Main Lode which is in turn approximately 2g/t higher than the Rajah lode.  The consistency and continuity of this high-grade ore supply is critical to meet the projected cash flows.  To maintain this consistency an increased flexibility is required by advancing development which is planned accordingly.  Any deviations or unplanned delays in stoping activities at the Kim mine will material impact on the cash flows in any given period.  SRK consider the risk to ore supply shortfall from the Kim Lode to be low based on a good understanding of the orebody gained over the past two-years and an improved extraction plan.  The mine is however working at increased depths and the rock engineering aspects are becoming more challenging and will need to be diligently managed to prevent any seismic related stoping delays;

•                  Processing:  The current processing facilities require ongoing maintenance to ensure its long-term viability and prevent the unit costs rising above current levels and during 2005 ongoing refurbishment of the adsorption tanks (as committed by the approved AFE), ongoing replacement of structural steel and general maintenance is planned.

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Mitigation of the risk of major failures of fixed plant is managed by timely non-destructive testing, adequate critical spares of major items of plant & the ongoing commitment to the tank refurbishment program. The Ball Mill 1 girth gear has been extensively tested to determine whether the identified cracks are worsening, all indications are that the cracks may have been a casting defect, however it has not shown any signs of deterioration in 2005.

The mill control has been replaced with a PLC/SCADA system utilising Citect. A focus on value adding automation will be maintained throughout the strategic planning cycle, as Agnew aim to incorporate automated reagent control & additional field instrumentation & Citect programming to allow trending of performance, monitoring of fixed plant operational run hours and electronic data capture of metallurgy physicals for daily/weekly/monthly reporting;

•                  Human Resources:  High attrition rates are typical with FIFO remote sites in Australia, driven not only by social, family pressures and shift work fatigue, but predominantly by a migrant culture that has developed in the industry and has become the norm rather than the exception.  ‘Long service’ is now regarded as continuous service for more than 2 to 3 years at any particular FIFO site, the average stay is seldom more than 3 years at Agnew.   Whilst difficult to quantify, the impact on the unit operating costs, the time and money needed to retrain new employees; together the site experience factor certainly has a cost effect, and not just related to wage increases to attract new people.

Initiatives implemented to date include, the streamlining of rosters to be predominantly no more onerous than 9/5, the formation of a multi-functional leadership team and functional adjustment to the service orientated organisation.  This includes a functional Human Resource department, development and implementation of an incentive scheme, quarterly family flights and exploring opportunities to make our packages more tax efficient.  The custodians of these initiatives are both management and employees; and

•                  Environmental:  In depth understanding of the site water management issues at Agnew require further attention. Two ground & surface water engineering companies have put forward proposals to deliver a comprehensive site water management plan with a live site water balance model. This will provide a holistic approach to Agnew’s water management needs incorporating processing and mining.

The Redeemer in-pit tails storage facility was commissioned in 2004; this successfully addressed the immediate tailings storage requirement. This facility provides in excess of 10 years capacity for tailings deposition.

17.5.3     Operational Specific Opportunities

The most material operational opportunities are summarised as follows:

•                  Exploration:  There is considerable potential at Agnew to add significantly to current resource and reserves through a combination of extensional and greenfields exploration.  In terms of the extent of its tenement holdings and the exploration undertaken thus far, Agnew cannot be considered advanced at this stage, and recent geological studies have identified numerous prospective areas yet to be tested effectively.

This aspect is by far the single biggest opportunity at Agnew and Gold Fields has a firm exploration expenditure commitment to fund current and future exploration plans.

•      Mineral Resources:  Agnew currently has Inferred Mineral Resources which are being

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investigated further at various levels of technical-economic studies in order to test viability and prior to funding further work sufficient to increase to Indicated Resources and into Probable Reserves.  No value has been assigned to these Resources and this offers a significant potential in addition to the continued exploration.

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18           MACRO-ECONOMICS AND COMMODITY PRICES

18.1        Introduction

The following section includes historical and forecast data in respect of the macro-economic and commodity price environments within which the Agnew Tax Entity operates.  Historical data has been sourced from various sources and is generally presented in calendar years up to and including 30 June 2004.  Forecast data is based on Gold Fields’ projections of the various commodity prices and the country specific macro-economic parameters and is generally presented in financial years ending 30 June and commencing from 01 July 2004.

18.2        Historical and Forecast data

Figure 18.1 and Figure 18.2 presents the relevant macro-economic parameters (exchange rates and CPI) for Australia.

Figure    18.1        Exchange Rate Profile

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Figure    18.2        Inflation Profile

Figure 18.3 presents the historical and forecast commodity prices for gold in USD and AUD.

Figure    18.3        Commodity Price Profile

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19           ASSET VALUATION

19.1        Introduction

The following section presents discussion and comment on the valuation of the Agnew Tax Entity.  Specifically, comment is included on the methodology used to generate the FM including basis of valuation, valuation techniques and valuation results.

In complying with certain requirements to generate post-tax pre-finance cash flows for the purpose of valuation, SRK has relied upon Gold Fields for certain inputs to the FMs.  These inputs are duly acknowledged by SRK.  Further, in reproducing the results of the FM in this ITR, SRK provides assurances to the Directors of Gold Fields, that the technical-economic inputs including operating costs, capital expenditure and saleable product profiles of the Agnew Tax Entity, as provided to and reviewed by SRK, are accurately incorporated into the FM.  SRK also duly acknowledge Gold Fields’ opinion that the remaining inputs to the FM required in respect of working capital determination and taxation are accurately reflected in the FM.

19.2        Basis of Valuation

In generating the FM and deriving the valuations, SRK has:

•      Incorporated certain macro-economic parameters (Table 3.3) as provided by Gold Fields;

•      Incorporated the commodity price forecasts (Table 3.3) as provided by Gold Fields;

•                  Incorporated the accounting opening balances for working capital calculation (Table 3.4) as provided by Gold Fields;

•                  Assumed a nominal discount factor of 7.46% for all assets to establish a base case.  Note that this does not necessarily reflect the nominal WACC assuming Gold Field’s expected average tax rate; country inflation rate and debt/capital ratio;

•                  Relied upon Gold Fields for all accounting inputs as required for the generation of the FM as detailed in Table 19.1.

Relied upon Gold Fields that for the purpose of valuation the assumption that 100% of the sales revenue as derived from the quantum of gold production sold, the forecast USD gold price and the forecast exchange rate is available to the Agnew Tax Entity;

•                  Relied upon Gold Fields that the calculation of nominal cash flows is in accordance with the fiscal regime within which the Agnew Tax Entity operates and are accurately reflected in the FM;

•                  SRK has been informed by Gold Fields that an additional revenue stream derived from hedging gains is attributable to the Australian assets of St Ives and Agnew.  The total additional revenue for Agnew as at 01 July 2004 is USD11.7m for the six-months to December 2004 and USD10.1m during calendar year 2005;

•                  Reported a DCF valuation, dated 01 July 2004, which includes Mineral Reserves only;

•                  Performed sensitivity analyses to ascertain the impact of discount factors, commodity prices, total working costs and capital expenditures;

•                  No salvage value has been included for plant and equipment on cessation of operations;

•                  The valuation of the Agnew Tax Entity is on a stand alone basis only;

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•                  Items excluded:

•                  the net cash position of the Agnew Tax Entity as at 30 June 2004 is USD4.2m,

•                  an unallocated extensional exploration expenditure as incurred by Agnew Tax Entity of USD9.3m.  These amounts are based on detailed provided to SRK by Gold Fields and are provisioned in their Strategic Business Plan but excluded from the cash flow as reported herein,

•                  Corporate allocation at Gold Fields Level amounted to USD0.2m in the last financial year, future allocations have been excluded from the cash reported herein as the new company structure may not allocated corporate expenses in the same fashion or magnitude,

•                  In terms of the “potential” statements and the comments that Gold Fields are committed to continued exploration, an amount of USD3.7m is budgeted to fund exploration activities for financial year ending June 2005, it is likely that this  amount will be funded on an annual basis, however has been excluded from the cash flows because no resource potential has been ascribed any value.

19.3        Limitations and Reliance on Information

The cash flows reported for the Agnew Tax Entity are contingent upon the current and anticipated performance of mine management, as well as the expected achievement of the operating parameters as provided to and reviewed by SRK and set out in this ITR.

SRK has relied upon Gold Fields that such projections and forecasts as indicated, will be realised in the amounts and time periods contemplated.

The cash flow projections and valuation is based upon the anticipated operating performance as well as information provided to SRK by Gold Fields at the date hereof.  It should be understood that unforeseen developments might affect our opinion, or the reasonableness of any assumptions or basis used.

The LoM plans and the FM include forward-looking statements that are not historical facts.  These forward-looking statements are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.  Notwithstanding the aforementioned comments, SRK considers that at the time of compilation, the Mineral Reserves and associated depletion resulting in cash flow projections are appropriate and technically and economically achievable, however it must be noted that SRK does consider that a certain amount of upside potential is already built into the projections that fundamentally rely on the existing management performance to implement and sustain recent initiatives to ensure that the projected cash flows are realised within the anticipated timeframe.

19.4        Valuation Methodology

The valuation methodology for the Agnew Tax Entity is based on a sum of the parts approach comprising NPV for the ring-fenced mining asset and supplemental information as provided by Gold Fields (balance sheet items) to arrive at the Net Asset Value (“NAV”) for Agnew.

The NPV has been derived using DCF techniques applied on a post-tax pre-finance basis for the ring-fenced Agnew Tax Entity.  These are based on the various LoM production plans, including the resulting TEPs (Section 17), and are solely based on Mineral Reserves.

In respect of non-LoM Mineral Resources and the EPs no valuation is presented, and discussion is

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limited to technical disclosure in accordance with the requirements of the Rules and Companion Policies.

The post-tax pre-finance cash flow is developed on the basis of the commodity price and macroeconomic projections as presented in Table 3.3.  SRK has developed a FM which is based on: annual cash flow projections ending 31 December; and TEPs stated in 01 July 2004 money terms.  As the valuation date is 01 July 2004, the cash flow projection for the first period includes projections for the 6 months to December only.

Variances in commodity prices exist between those used to derive Mineral Reserves, the current spot market prices and that used for the financial valuation.  The impacts on the individual Mineral Reserve statements are presented in the Mineral Reserve and Mineral Resource sensitivity tables as included in Section 10.0 of this ITR.  Further, as the generation of LoM plans is constrained by the annual planning process SRK has based its review on the latest available information as presented by Gold Fields.

19.5        Post-Tax – Pre-Finance Cash Flows

Table 19.1 present the post-tax pre-finance cash flows for Agnew Tax Entity.  Note that this table is not representative of a financial statement as may be customary for determining the consolidated cash flow positions for a company.  Further, no account is taken of movements in working capital at the Gold Fields level, or deferrals of tax liabilities between accounting periods, as may be the case in the generation of such Company level financial statements.  The first period 2004 reports the forecast six-month projections from 01 July 2004 to 31 December 2004, thereafter projections are annual ending 31 December.  Actual results for the six-month period ending 30 June 2004 are reported in Section 4 of this ITR.  The Agnew Tax Entity valuation is derived from the reported cash flows commencing 01 July 2004.

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Table      19.1        Agnew Tax Entity:  TEM in USD (nominal terms)

Calendar Year Project Year	Units	Totals/Averages	2004	2005	2006	2007
			1	2	3	4
Mining
RoM Tonnage	(kt)	3,833	357	1,197	1,448	832
Head Grade	(g/t)	5.1	7.2	5.8	5.1	3.4
Contained Gold	(koz)	634	83	222	237	92
Processing
Milled Tonnage	(kt)	4,295	635	1,270	1,270	1,120
Milled Grade	(g/t)	4.7	4.8	5.5	5.6	2.9
Milled Gold	(koz)	655	99	224	228	104
Metallurgical Recovery	(%)	93.1%	92.5%	93.7%	94.3%	89.5%
Recovered Gold	(koz)	609	91	210	215	93
Clean-up Gold	(koz)
Saleable Metal	(koz)	609	91	210	215	93
Commodity Sales
Gold	(koz)	609	91	210	215	93
Silver	(koz)
Commodity Prices
Gold Price	(USD/oz)		404	412	420	429
	(AUSD/oz)		580	598	616	634
Macro Economics
AUS PPI	(%)		1.5%	3.0%	3.0%	3.0%
AUS CPI	(%)		1.5%	3.0%	3.0%	3.0%
US PPI	(%)		1.0%	2.0%	2.0%	2.0%
US CPI	(%)		1.0%	2.0%	2.0%	2.0%
(USD:AUSD)			1.44	1.45	1.47	1.48
Financial - Nominal
Sales Revenue - Gold	(USDm)	253.0	36.8	87.0	90.0	39.3
Operating Expenditures	(USDm)	(146.1)	(3.2)	(46.3)	(58.9)	(37.7)
Mining	(USDm)	(99.0)	(12.7)	(40.0)	(35.7)	(10.7)
Processing	(USDm)	(42.7)	(5.8)	(12.3)	(12.5)	(12.1)
Overheads	(USDm)	(22.0)	(3.0)	(6.3)	(6.4)	(6.2)
Other Revenue	(USDm)	32.1	16.9	15.1	—	—
Mineral Royalty	(USDm)	(6.3)	(0.9)	(2.2)	(2.3)	(1.0)
Environmental	(USDm)	(3.3)	(0.5)	(1.1)	(1.2)	(0.5)
Terminal Benefits	(USDm)	(3.0)	—	—	—	(3.0)
Net Change in Working Capital	(USDm)	(1.9)	2.7	0.4	(0.9)	(4.1)
Operating Profit	(USDm)	106.9	33.5	40.7	31.1	1.6
Tax Liability	(USDm)	—
Capital Expenditure	(USDm)	(37.8)	(14.8)	(15.5)	(7.1)	(0.4)
Project	(USDm)	(37.8)	(14.8)	(15.5)	(7.1)	(0.4)
Sustaining	(USDm)	—	—	—	—	—
Final Net Free Cash	(USDm)	69.1	18.7	25.2	24.0	1.1
Reporting Statistics - Real
Cash Operating Costs	(USD/oz)	226	60	217	264	323
Total Cash Costs	(USD/oz)	226	60	217	264	323
Total Working Costs	(USD/oz)	237	65	222	270	361
Total Costs	(USD/oz)	302	197	294	307	411

19.6        NPV Sensitivities

The following tables present the NPVs of the nominal cash flows as derived from the FM.  In summary they include:

•              The variation in NPV with discount factors;

•              The variation in NPV based on single parameter sensitivities; and

•              The variation in NPV based on twin (revenue and operating expenditure) sensitivities.

Table      19.2        Agnew Tax Entity: variation of NPV with discount factors

Discount Factor (%)	NPV (USDm)
0.00%	69.1
5.00%	57.8
7.46%	56.8
10.00%	55.7
12.00%	54.9
14.85%	53.8

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Table      19.3        Agnew Tax Entity: NPV – single parameter sensitivity

Sensitivity Range - Revenue	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range - Operating Expenditures	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range - Capital Expenditures	-30%	-20%	-10%	0%	10%	20%	30%

Currency	(USDm)	(USDm)	(USDm)	(USDm)	(USDm)	(USDm)	(USDm)
Variation in NPV @ 0% DCF
Revenue	(14.8)	10.2	35.2	69.1	85.2	110.2	133.9
Operating Expenditures	111.8	94.6	77.4	69.1	43.0	25.8	8.7
Capital Expenditures	71.7	67.9	64.0	69.1	56.4	52.6	48.7
Variation in NPV @ 7.46% DCF
Revenue	(12.5)	10.6	33.7	56.8	79.9	103.0	125.0
Operating Expenditures	104.0	88.3	72.5	56.8	41.0	25.2	9.5
Capital Expenditures	67.8	64.1	60.4	56.8	53.1	49.4	45.7

Table      19.4        Agnew Tax Entity: NPV – twin parameters sensitivity at 7.46% discount factor

NPV (USDm)	Revenue Sensitivity
Operating Expenditure Sensitivity	-30%	-20%	-10%	0%	10%	20%	30%
-30%	34.7	57.8	80.9	104.0	125.7	142.4	158.8
-20%	19.0	42.1	65.2	88.3	111.4	131.0	147.6
-10%	3.2	26.3	49.4	72.5	95.6	118.7	136.4
0%	(12.5)	10.6	33.7	56.8	79.9	103.0	125.0
10%	(28.3)	(5.2)	17.9	41.0	64.1	87.2	110.3
20%	(44.1)	(21.0)	2.1	25.2	48.3	71.4	94.5
30%	(59.8)	(36.7)	(13.6)	9.5	32.6	55.7	78.8

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20           CONCLUDING REMARKS

The views expressed in this ITR have been based on the fundamental assumption that the required management resources and pro-active management skills to access the adequate capital necessary to achieve the LoM plan projections for the Mining Assets are sustained.

SRK has conducted a comprehensive review and assessment of all material issues likely to influence the future operations at Agnew.  The LoM plan, as provided to and taken in good faith by SRK, has been reviewed in detail for appropriateness, reasonableness and viability, including the existence of and justification for departure from historical performance.  Where material differences were found, these were discussed with Agnew and adjusted where considered appropriate.  SRK consider that the resulting TEPs and FM are based on sound reasoning, engineering judgement and technically achievable mine plans, within the context of the risks associated with the Australian gold mining industry.

/s/ Jonathan Suthers	/s/ Phil Jankowski
Mr. Jonathan Suthers, Principal, SRK Consulting.	Mr. Phil Jankowski, Senior, SRK Consulting.

/s/ Mike Warren
Mr Mike Warren, Director, SRK Consulting.

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GLOSSARY, ABBREVIATIONS AND UNITS

GLOSSARY

acicular	needle-shaped

actinolite greenstone:	an amphibole mineral commonly found in metamorphosed Ca2(Mg,Fe)5Si8O22(OH)2

aeolian	pertaining to wind-driven processes

aircore	target generation drilling technique used in the weathered zone

albite	a sodium bearing feldspar mineral: NaAlSi3O8

alluvial	pertaining to a sedimentary deposit deposited by a river

alluvium	an unconsolidated sedimentary deposit deposited by a river

alternation	a change in a rock’s mineral composition

amphibole	a group of ferromagnesian minerals characterised by a molecular structure of a double chain of silica tetrahedra

amphibolite	a metamorphic facies formed under moderate to high temperature and pressure

ankerite	a calcium –iron carbonate mineral: CaFe (CO3)2

anticline	a convex fold in rock, the central part of which contains the oldest rock.

antiform	a convex fold in rock where the relative ages of the constituent rocks are unknown.

Archaean	that period of geological time prior to 2.5 million years before present; the earlier part of the Precambrian Era

argillaceous	applied to rocks or substances composed of clay minerals, or having a notable portion of clay in their composition

argillite	a sedimentary rock composed mainly of argillaceous material; the term includes shale, mudstone and siltstone

arsenopyrite	an iron-arsenic sulphide mineral: FeAsS

assay	the chemical analysis of mineral samples to determine the metal content

auriferous	bearing gold

axial planar	subparallel to the axial plane of a fold

backfill	material generally sourced from mine residues and utilised for the filling of mined voids, to ensure long terms stability of excavations and minimize the effects of seismic activity

Banded Iron formation	a rock that consists of alternating bands of iron-rich minerals,

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generally hematite, and chert or fine grained quartz

basalt	a dark-coloured igneous rock, commonly extrusive, composed primarily of calcic plagioclase and pyroxene; the fine-grained equivalent of gabbro

batter angle	slope from bottom to top of the face of a wall

bedrock	the solid rock that underlies gravel, soil, or other superficial material

biotite	a common brown mica mineral: K(Mg,Fe)3AlSi3O10(OH,F)2

bismuthinite	a bismuth sulphide mineral: Bi2S3

blasthole	a drill hole in a mine that is filled with explosives in order to blast loose a quantity of rock

breccia	a coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or a fine-grained matrix

bulk mining	any large-scale, mechanised method of mining involving many thousands of tonnes of ore being brought to surface each day

BWI	ball and rod indices

Cainozoic	the youngest era comprising the Tertiary to Quaternary, 65Ma to 0Ma

calcite	a calcium carbonate mineral: CaCO3

capital expenditure	specific project or ongoing expenditure for replacement or additional equipment, materials or infrastructure

carbonaceous	rich in carbon

carbon-in-leach

(“CIL”) the recovery process in which gold is leached from gold ore pulp by cyanide and simultaneously adsorbed onto activated carbon granules in the same vessel. The loaded carbon is then separated from the pulp for subsequent gold removal by elution. The process is typically employed where there is a naturally occurring gold adsorbent in the ore carbon-in-pulp

(“CIP”) the recovery process in which gold is first leached from gold ore pulp by cyanide and then adsorbed onto activated carbon granules in separate vessels. The loaded carbon is then separated from the pulp for subsequent gold removal by elution

cash costs	namely direct mining costs, direct processing costs, direct general and administration costs, consulting fees, management fees, bullion transport and refining charges

cataclasite	rock containing angular fragments formed by cataclasis

chalcopyrite	a copper-iron sulphide mineral: CuFeS2

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chert	a hard, dense microcrystalline sedimentary rock, consisting chiefly of interlocking crystals of quartz

chip-sample	a method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face

chlorite	Mg,Fe)3(Si,Al)4O10(OH2).(Mg,Fe)3(OH)6 an important group of sheet silicates found in metamorphic, sedimentary and altered igneous rocks

clast	a particle of rock or single crystal which has been derived by weathering and erosion

cleavage	splitting or the tendency to split, along parallel, closely positioned planes in a rock

composite	combining more than one sample result to give an average result over a larger distance

concentrate	a metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.

conglomerate	a detrital sedimentary rock composed of rounded or sub-angular pebbles or cobbles in a finer grained matrix of siltstone or sandstone.

craton	a part of the earths crust that has attained stability and has been little deformed for a long period of geological time

crenulation	a microscopic-scale cleavage formed by the folding of an existing fabric

crosscut	a horizontal underground drive developed perpendicular to the strike direction of the stratigraphy

crushing	initial process of reducing ore particle size to render it more amenable for further processing

cummingtonite	(Mg,Fe)7Si8O22(OH2) an amphibole

cumulate	any igneous rock formed by the accumulation of crystals settling out of a magma

cut-off-grade	(“CoG”) the grade of mineralised rock which determines as to whether or not it is economic to recover its gold content by further concentration

cyanidation	extraction of gold or silver from crushed ore by dissolving the metal in a weak solutions of sodium cyanide

decline	a surface or sub-surface excavation in the form of a tunnel which is developed from the uppermost point downwards

desorption	the reverse process of adsorption whereby adsorbed matter is

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removed from the adsorbent.

development	underground work carried out for the purpose of opening up a mineral deposit, includes shaft sinking, crosscutting, drifting and raising

dewatering	the removal of water from a drowned shaft, waterlogged workings or an aquifer to allow the commencement or sustainment of mining

diamond drill	a rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections

differentiated	separated magma into two or more fractions

dilution	waste which is unavoidably mined with ore

dip	angle of inclination of a geological feature/rock from the horizontal

dolerite	a medium grained intrusive mafic igneous rock similar in composition to basalt

dolomite	a calcium-magnesium carbonate mineral: CaMg(CO3)2

doré	unrefined gold, usually in bar form and consisting primarily of gold with smaller amounts of other precious and base metals, which will be further refined to high purity gold bullion

drill-hole	method of sampling rock that has not been exposed

dyke	a tabular, vertical to sub-vertical body of igneous rock formed by the injection of magma into planar zones of weakness

elution	the chemical process of desorbing gold from activated carbon

eocene	an epoch of the Palaeogene, 56.5Ma – 35.4 Ma

epiclastic	descriptive of sedimentary material redeposited from an existing sediment

epidote	a group of minerals commonly formed by low temperature metamorphism of igneous or sedimentary rocks: Ca2(Fe,Al)3(SiO4)3(OH)

erosion	the wearing-away of soil and rock by weathering, mass wasting, and the action of streams, glaciers, waves, wind and underground water

euhedral	descriptive of a grain with a fully developed crystal form

face	the end of a drift, crosscut or stope at which work is taking place

facies	a rock unit defined by its composition, internal geometry and formation environment

fall of ground	a partial or complete collapse of rock hosting underground mine workings

fault	a discontinuity surface across which there has been shear

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displacement

felsic	term used to describe the amount of light-coloured minerals in an igneous rock flotation

the process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the pulp surface in specially designed machines. The gangue or waste minerals are chemically depressed and do not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material

fluorite	an uncommon calcium-flouride mineral: CaF2

fluvial	pertaining to the processes and actions of a river or stream

fold	plastic deformation of previously horizontal rock strata

foliation	a repeated or penetrative planar feature in a rock

footwall	the underlying side of an orebody or stope

fuchsite	a green chrome bearing variety of muscovite: KAl2(Si3Al)O10(OH,F)2

gabbro	a coarse grained intrusive mafic igneous rock similar in composition to basalt

galena	a lead sulphide mineral: PbS

gangue	Non-valuable mineral components of the ore

Garnet	cubic mineral with the general formula A32+B23+Si3O 12 where A = magnesium, iron, manganese or calcium and B = aluminum, iron or, rarely, chromium

grade	the measure of concentration of gold or other valuable metal within mineralised rock

granite	a coarse grained igneous rock composed of quartz and alkali feldspar with small amounts of plagioclase, biotite and hornblende

granitoida	term for any granitic rock

granodiorite	a coarse grained igneous rock composed dominantly of sodic plagioclase, alkali feldspar, quartz and small amounts of dark-coloured minerals

granophyre	a quartz porphyry or fine-grained porphyritic granite

granulite	a metamorphic facies found at great depths and temperatures >650°C

greenschist	a metamorphic facies of low-grade regional metamorphism of temperature range 300-500°C

greenstone	a field term for any compact dark-green altered or metamorphosed basic igneous rock that owes its colour to chlorite

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greywacke	term for an immature sandstone with <15% clay minerals

gyroscopic survey	a survey conducted using a non-magnetic

hanging wall	the overlying side of an orebody of stope

haulage	a horizontal underground excavation which is used to transport mined ore

head-grade	the average grade of ore fed to a mill/plant

hedging	taking a buy or sell position in futures market opposite to a position held in the cash/spot market to minimise the risk of financial loss from an adverse price change

hornblende	(Ca,Na)2-3(Mg,Fe,Al)5Si6(Si,Al)2O22(OH)2] a calcium rich amphibole

hydrothermal	process of injection of hot, aqueous, generally mineral-rich solutions into existing rocks or fractures

igneous	a primary crystalline rock formed by the solidification of magma

Indicated Mineral Resource

that part of a Mineral Resource for which tonnage, densities, shape, estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed

Inferred Mineral Resource

that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes which may be limited or of uncertain quality and reliability

intermediate	a rock with <10% quartz plus alkali and plagioclase feldspars

intrusive	pertaining to rocks formed by the injection of magma into pre-existing rock and solidified by cooling beneath the surface

inverse distance	interpolation method of assigning values from samples to blocks based on the distance of the samples to the block centroid

isoclinal	descriptive of a fold where the adjacent limbs are parallel

Jurassic	the middle period of the Mesozoic, 208Ma –145.6Ma

Komatiite	a mantle-derived igneous rock rich in magnesium oxide

komatiite	an igneous suite of basaltic and ultramafic lavas and associated rocks

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kriging	an interpolation method of assigning values from samples to blocks that minimises the estimation error

lacustrine	referring to a lake

lag (bed load deposit)	a residual accumulation of coarse particles from which the fine material has been removed by wind and water currents

lamprophyre	any group of igneous rocks characterised by a porphyritic texture with abundant dark-coloured minerals in microscopic matrix

lateratised	rock that has become highly concentrated in iron and aluminum oxides due to the removal of silica and alkalies during weathering

leaching	dissolution of gold from crushed and ground material

lenticular	resembling in shape the cross-section of a lens

level (mining level)	horizontal tunnel the primary purpose is the transportation of personnel and materials

lignite	low-grade coal, with about 70% carbon and 20% oxygen, intermediate between peat and bituminous coal

lineament	a major, linear, topographic feature of regional extent of structural or volcanic origin

lineation	a repeated of penetrative linear structure in a rock mass

lithological	geological description pertaining to different rock-types

lock-up gold	gold locked as a temporary inventory within a processing plant, or sections thereof, typically milling circuits

LoM plans	Life-of-Mine plans

mafic	an igneous rock composed chiefly of ferromagnesian minerals and feldspars

magnetite	an iron oxide mineral of the spinel group: Fe3O4

massive	does not have a fabric

Measured Mineral Resource

that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes. The locations are spaced closely enough to confirm geological and grade continuity

metamorphism	structural and/or chemical alteration of rocks and minerals by heat, pressure and/or chemical processes

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mill lock-up	the inventory of gold which has accumulated within milling circuits over a defined period

milling	a general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product

Mineral Reserve

the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserve

Mineral Resource

a concentration [or occurrence] of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral Resources are sub-divided in order of increasing confidence, in respect of geoscientific evidence, into Inferred, Indicated and Measured categories

mineralised	rock in which minerals have been introduced to the point of a potential ore deposit

modified stability number	(N’)

muscovite	a common white mica mineral: KAl2(Si3Al)O10(OH,F)2

mylonite	a compact chertlike rock with a streaky or banded structure

normal fault	a fault in which the hangingwall moves downward relative to the footwall

nugget effect	the measure of the inherent randomness of a grade distribution

oligocene	the youngest epoch of the Palaeogene, 35.4Ma to 23.3Ma

olivine	a group of common ferromagnesian minerals characterised by a molecular structure of isolated silica tetrahedra: (Mg,Fe)SiO4

open-pit	a mine working or excavation open to the surface

open	a fold with an interlimb angle between 70° and 120°

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ordinary kriging	a common type of kriging used when sampling information is relatively dense

ore	a mixture of minerals, host rock and waste material which is expected to be mineable at a profit

Permian	the youngest period of the Palaeozoic, 290Ma –245Ma

pillar	rock left behind to help support the excavations in an underground mine

pillowed	formed when lava flows come into contact with water

placer	a concentration of heavy minerals in a fluvial system

plunge	the inclination of a fold axis or other linear feature, measured in the vertical plane

porphyry	igneous rock with phenocrysts in fine-grained or glassy matrix

prehnite-pumpellyite	a metamorphic facies formed under moderate pressure and low temperature

Probable Mineral Reserve

the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

project capital	capital expenditure which is associated with specific projects of a non-routine nature

Proterozoic	the era of geological time between 2.5 billion and 570 million years ago

Proved Mineral Reserve

the economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

pyrite	an iron sulphide mineral: FeS2

pyroxene	a group of common ferromagnesian minerals characterised by a molecular structure of a chain of silica tetrahedral.

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pyrrhotite	an iron sulphide mineral: Fe1-xS

quartz	crystalline silica, one of the commonest minerals: SiO2

Quaternary	the most recent subperiod of the Cainozoic 1.64Ma–present

range (of a variogram)	The distance at which the variogram model becomes a constant

reclined	a fold whose hinge line plunges steeply

recovery	the percentage of valuable constituent derived from an ore; a measure of mining or extraction efficiency

recumbent	a fold whose hinge line and axial surface are both horizontal

regolith	the superficial layer of loose, unconsolidated material which overlies bedrock over much of the land surface

retrogressive	metamorphism which produces a lower grade from a higher grade

reverse / thrust fault	fault in which hangingwall moves upwards relative to the footwall

reverse circulation	drilling technique

rheological	flow and deformation of materials

rhyolite	an extrusive igneous rock, typically porphyritic and commonly exhibiting flow texture

sedimentary	pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks

seismic	earthquake or earth vibration including those artificially induced

selvage	the marginal zone of an igneous mass, characterised by a fine-grained or glassy texture

semi-variogram	a semi-variogram is a graph that measures the change of the differences of grade as the separation between samples increases; also known as a variogram; a necessary input for kriging

sericite	a white, fine grained variety of muscovite: KAl2(Si3Al)O10(OH,F)2

shaft	an opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste

shale	a fine grained detrital sedimentary rock formed by the compaction of clay, silt or mud which splits easily along its bedding planes

shear	a fault that developed with a significant amount of ductile deformation of the rock mass it transgresses.

sigmoidal	curved in two directions

siliceous	rich in silica

sill	a tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness

sinistral	left hand displacement on a fault plane

x

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spinifex	a lacy mesh of acicular olivine crystals, typical of extrusive komatiite rocks

stockwork	a mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined

stope	underground void created by mining

strain	change of dimensions of matter in response to stress

stratigraphy	the science of rock strata

strike	direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction

stripping ratio	the unit amount of overburden that must be removed to gain access to a unit amount of ore or mineral material

stripping	in chemical extraction of minerals, treatment of pregnant solution to remove dissolved values

sulphide	sulphur bearing mineral

supergene	referring to mineral deposits or enrichments formed by descending solutions

surface sources	ore sources, usually dumps, tailings dams and stockpiles, located at the surface

sustaining capital	capital estimates of a routine nature which are necessary for sustaining operations such as replacement or additional equipment, materials or infrastructure

syncline	a concave fold in rock, the central part of which contains the youngest rock.

synform	a concave fold in rock where the relative ages of the constituent rocks are unknown.

tailings	processed waste material left after extraction of most of the economic components

talc	a sheet silicate mineral commonly found in metamorphosed ultramafic rock: Mg3Si4O10(OH)2

tectonic	descriptive of a structure produced by deformation or relating to a major Earth structure and its formation

terrane	a region of the crust with well-defined margins, which differs significantly in tectonic evolution from neighbouring regions

Tertiary	a period of the Cainozoic comprising the Palaeocene to Pliocene, 65.0Ma – 1.64Ma

tholeiite	a basalt or related igneous rock comprising plagioclase and orthopyroxene

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thrust	overriding movement

tight (fold)	a fold with a small angle between its limbs

titanite	an uncommon titanium bearing mineral found in metamorphosed igneous rocks: CaTiSiO5

trondhjeimite	an igneous intrusive rock; a variety of granodiorite with low levels of potassium feldspar and ferromagnesian minerals

tuff	a general term for all consolidated pyroclastic rocks

ultramafic	an igneous rock composed of ferromagnesian minerals to the exclusion of quartz and feldspars.

variogram	see semi-variogram

vein	a sheet-like or tabular, discordant, mineralised body formed by complete or partial infilling of a fracture within a rock

volcaniclastic	containing volcanic material

waste	the part of an ore deposit that is too low in grade to be of economic value at the time of mining, but which may be stored separately for possible treatment later

xenolith	rock fragment foreign to igneous rock in which it occurs

Yilgarn Craton	stable interior of the continental plate, unaffected by plate margin activity since the Precambrian

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ABBREVIATIONS AND UNITS

Ag	Silver

ANFO	Ammonium Nitrate Fuel Oil

Au	Gold

AusIMM	Australian Institute of Mining and Metallurgy

CIL	Carbon-in-leach

CIP	Carbon-in-pulp

CoG	Cut-off Grade

CPI	Consumer Price Index

CPR	Competent Persons’ Report

DCF	Discounted Cash Flow

DEH	Department of the Environment and Heritage

DOE	Department of Environment

DoIR	Department of Industry and Resources

DME	Department of Minerals and Energy

EIA	Environmental Impact Assessment

EMP	Environmental Management Programme

FIFO	Fly-In-Fly-Out

FM	Financial Model

FoG	Fall of Ground

FY	Financial Year

ILR	Intensive Leach Reactor

ITR	Independent Technical Report

JORC Code	1999 Australasian Code for Reporting of Mineral Resources and Mineral Reserves

JSE	JSE Securities Exchange South Africa

JV	Joint Venture

KPI	Key Performance Indicator

LHD	Load Haul Dump (underground mechanised mining machine)

LoM plan	Life-of-Mine plan

SIFR	Serious Injury Frequency Rate, quoted in Mmhrs

MCF	Mine Call Factor

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Mmhrs	Million man hours

NAV	Net Asset Value

NoI	Notice of Intent

NPV	Net Present Value

op	Open-pit

PWDP	Planned Within Design Pit

P	Planned

P80	80% Probability

PAI	Planned Above Infrastructure

QA/QC	Quality assurance / quality control

QP	Qualified Person

RC	Reverse Circulation

RoM	Run-of-Mine

RMR	Rock Mass Rating

SAG	Semi-autogenous grinding

SAMREC	South African code for Reporting of Mineral Resources and Mineral Reserves

SBP	Strategic Business Plan

SEC	United States Securities and Exchange Commission

SPQ	Single Persons’ Quarters

SRK	Steffen, Robertson and Kirsten (South Africa) (Pty) Limited

SS	Surface Sources

TEC	Total Employees Costed

TEP	Technical Economic Projection

TSF	Tailings Facility

TSX	Toronto Stock Exchange

ug	underground

UHR	Uphole Retreat Stoping

UP	Unplanned

UPBI	Unplanned Below Infrastructure

UPODP	Unplanned Outside of Design Pit

WACC	Weighted Average Cost of Capital

WRC	Water and Rivers Commission

SRK Consulting	Independent Technical Report – Certificates of Qualification

WRD	Waste Rock Dump

YTD	Year to Date

UNITS

AUD	Australian Dollar

bcm	bank cubic metres (insitu volume)

Mbcm	Million bank cubic meters

cm	a centimetre

g	grams

g/t	grams per metric tonne – gold concentration

GBP	Great Britain Pound

Ha	a Hectare

kg	a kilogram

km	a kilometre

km2	a square kilometre

koz	a thousand ounces

kt	a thousand metric tonnes

ktpa	a thousand metric tonnes per annum

ktpm	a thousand tonnes per month

m	a metre

m²	a square meter

m3	a cubic meter

Ml	a million litres

mm	a millimetre

Moz	a million ounces

oz	a fine troy ounce equalling 31.10348 grams

ppm	parts per million

t	a metric tonne

º	degrees

‘	minutes

%	percentage

USD	United States Dollar

SRK Consulting	Independent Technical Report – Certificates of Qualification

USDk	thousand United States Dollar

USDm	million United States Dollar

USD/oz	United Sates Dollar per ounce

ZAR	South African Rands

SRK Consulting	Independent Technical Report – Certificates of Qualification

App. 1 Certificates of Qualification

i

SRK Consulting	Independent Technical Report – Certificates of Qualification

CERTIFICATE of QUALIFICATION

To Accompany the Report entitled
“Independent Technical Report on Agnew Gold Mine, Western Australia.”
dated, 01 July 2004.

I, Philip Edward Jankowski, do hereby certify that:

1.               I reside at 44 King Street, East Fremantle, WA  6058, AUSTRALIA.

2.               I am a graduate from the Australian National University, Canberra, Australia, with a Bachelor of Science degree in Geology in 1986, and a Graduate Diploma in Science in 1988; and a graduate from the University of Western Australia, Perth, Australia with a Masters of Science in 2003. I have continually practiced my profession since 1988.

3.               I am a Member of The Australasian Institute of Mining and Metallurgy.

4.               I am a Senior Resource Evaluation Consultant with SRK (Australasia) Pty Ltd, a firm of consulting geologists and engineers which has been practicing in this profession since 1974. I hold office at 1064 Hay Street, WEST PERTH, WA 6005, AUSTRALIA and have been employed as such since 2004.

5.               With 16 years mining industry experience, including on-site and head office roles and, I have worked as a geologist in open cut and underground gold mines, mineral exploration and resource estimation as well as provided technical skills to underground and open cut gold and tantalum-tin mines.

6.               I have read the definition of “qualified person” as set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfil the requirements to be a qualified person for the purpose of NI43-101.

7.               I have prepared parts of the Independent Technical Assessment Report (the ‘Report’) concerning the Agnew Gold Mine, mainly those related to the geology and Mineral Resource estimates.

8.               I have visited the site of Agnew Gold Mine, most recently between the 6th and 10th September, 2004.

9.               I have no personal knowledge, as of the date of this Certificate, of any material fact or change, which is not reflected in this report, the omission to disclose that would make this report misleading.

10.         Neither I, nor any affiliated entity of mine is at present, or under an agreement, arrangement or understanding expects to become, an insider, associate, affiliated entity or employee of Agnew Gold Mine and/or Gold Fields Limited, and/or any associated or affiliated entities.

11.         Neither I nor any affiliated persons or entity of mine, own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Agnew Gold Mine and/or Gold Fields Limited, or any associated or affiliated companies.

12.         I am independent of Agnew Gold Mine and/or Gold Fields Limited Ltd, in accordance with the application of Section 1.5 of (NI) 43-101.

13.         I have not had any involvement with the Agnew Gold Mine property prior to the review commissioned by Gold Fields Limited.

14.         I have read the NI 43-101 and Form 43-101F1, and CIM Standards on Mineral Resources and Reserves, and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1.

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SRK Consulting	Independent Technical Report – Certificates of Qualification

15.         I consent to the filing of this Report with the relevant securities commission, stock exchange and other regulatory authorities as may be determined, including general publication in hardcopy and electronic formats to shareholders and to the public.

/s/ Phil Jankowski

Phil Jankowski, MSc, MAusIMM

Dated at West Perth, Australia this 2nd day of November 2004

iii

SRK Consulting	Independent Technical Report – Certificates of Qualification

CERTIFICATE of QUALIFICATION

To Accompany the Report entitled
“Independent Technical Report on Agnew Gold Mine, Western Australia.”
dated, 01 July 2004.

I, Michael John Warren, do hereby certify that:

1.               I am responsible for the technical report titled “Independent Technical Report on Agnew Gold Mine, Western Australia.” dated, 01 July 2004 (the “Technical Report”) relating to the property and was responsible for the preparation of Section 13 of the Technical Report.  For the balance of the Technical Report, I relied upon the work completed by QPs listed in Section 3.6.

2.               I reside at 97 Monteith Street, Warrawee, NSW  2074, AUSTRALIA.

3.               I am a graduate from the University of New South Wales, Sydney, Australia in 1979, with a BSc degree in Mining Engineering, and a graduate from Macquarie University, Sydney with an Masters of Business Administration (1991). I also hold a First Class Mine Managers Certificate, Queensland and a Mine Managers Certificate, NSW. I have continually practiced my profession since 1979.

4.               I am a Member of The Australasian Institute of Mining and Metallurgy and a Fellow of the Australian Institute of Company Directors.

5.               I am a Principal Consultant in Mining Engineering with SRK (Australasia) Pty Ltd, a firm of consulting geologists and engineers which has been practicing in this profession since 1974. I hold office at Level 9, 1 York St SYDNEY,  NSW  2000, AUSTRALIA and have been employed as such since 2000.

6.               With over 25 years mining industry experience, including on-site and head office roles and 5 years in investment banking for mining projects, I have worked in underground metal mines, open cut uranium mines and open cut coal mines, as well as provided technical skills to underground and open cut copper/gold mines, underground coal mines and open cut gold mines.

7.               I have read the definition of “qualified person” as set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfil the requirements to be a qualified person for the purpose of NI43-101.

8.               I have prepared parts of the Independent Technical Assessment Report (the ‘Report’) concerning the Agnew Gold Mine, mainly those related to the mining and Mineral Reserves aspect of the report.

9.               My work in this Report also involved peer review and editing of the Report.

10.         I have visited the site of Agnew Gold Mine most recently, between the 6th and 10th September, 2004.

11.         I have no personal knowledge, as of the date of this Certificate, of any material fact or change, which is not reflected in this report, the omission to disclose that would make this report misleading.

12.         Neither I, nor any affiliated entity of mine is at present, or under an agreement, arrangement or understanding expects to become, an insider, associate, affiliated entity or employee of Agnew Gold Mine and/or Gold Fields Limited, and/or any associated or affiliated entities.

13.         Neither I nor any affiliated persons or entity of mine, own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Agnew Gold Mine and/or Gold Fields Limited, or any associated or affiliated companies.

iv

SRK Consulting	Independent Technical Report – Certificates of Qualification

14.         I am independent of Agnew Gold Mine and/or Gold Fields Limited Ltd, in accordance with the application of Section 1.5 of (NI) 43-101.

15.         I have not had any involvement with the Agnew Gold Mine property prior to the review commissioned by Gold Fields Limited.

16.         I have read the NI 43-101 and Form 43-101F1, and CIM Standards on Mineral Resources and Reserves, and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1.

17.         I consent to the filing of this Report with the relevant securities commission, stock exchange and other regulatory authorities as may be determined, including general publication in hardcopy and electronic formats to shareholders and to the public.

/s/ Michael Warren

Michael Warren BSc, MBA, MAusIMM, FAICD

Dated at Sydney, Australia this 2nd day of November 2004

v

SRK Consulting	Independent Technical Report – Certificates of Qualification

SRK CONSULTING

REPORT DISTRIBUTION RECORD

This form to be completed for each copy of the report produced and bound in as the final page of the report.

Job No.:
Report Name:	D:\SRK Projects\au.SRK314.GFL CPR\FINAL 43-101\43-
101.GFL.Agnew.JSE2vFin.021104.doc
Copy No.:

Name/Title	Company	Copy	Date	Authorised by
The Directors	Gold Fields	1	02 Nov 2004	J Suthers
The Directors	IAMgold	2	02 Nov 2004	J Suthers
Listings Division	JSE	3	02 Nov 2004	J Suthers
Listings Division	TSE	4	02 Nov 2004	J Suthers
I Humphreys	SRK	5	02 Nov 2004	J Suthers
J Suthers	SRK	6	02 Nov 2004	J Suthers
P Jankowski	SRK	7	02 Nov 2004	J Suthers
M Warren	SRK	8	02 Nov 2004	J Suthers

APPROVAL SIGNATURE:

COPYRIGHT

These technical reports (a) enjoy copyright protection and the copyright vests in SRK Consulting unless otherwise agreed to in writing; (b) may not be reproduced or transmitted in any form or by any means whatsoever to any person without the written permission of the copyright holder.